As filed with the Securities and Exchange Commission on October 30, 2003

Registration No. 333-107614

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Overnite Corporation

(Exact name of Registrant as specified in its charter)

Virginia	4213	04-3770212
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Semmes Avenue

Richmond, Virginia 23224

(804) 231-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Patrick D. Hanley

Senior Vice President and Chief Financial Officer

1000 Semmes Avenue

Richmond, Virginia 23224

(804) 231-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David M. Carter, Esq.	Kris F. Heinzelman, Esq.
Hunton & Williams LLP	Cravath, Swaine & Moore LLP
Bank of America Plaza	Worldwide Plaza
600 Peachtree Street, N.E.	825 Eighth Avenue
Atlanta, Georgia 30308	New York, New York 10019
(404) 888-4000	(212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)

Common Stock, par value $0.01 per share	$522,500,000	$42,271

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum offering price includes amounts attributable to shares that the underwriters may purchase to cover over-allotments, if any.
(2)	Previously paid by wire transfer on August 1, 2003, September 11, 2003 and October 29, 2003.

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2003

25,000,000 Shares

Overnite Corporation

Common Stock

The shares of common stock are being sold by Union Pacific Corporation, as the selling shareholder described in this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $17.00 and $19.00 per share. We have applied to list our common stock on The Nasdaq National Market under the symbol “OVNT.”

The underwriters have an option to purchase a maximum of 2,500,000 additional shares from the selling shareholder to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Selling Shareholder
Per Share		$		$		$
Total	$		$		$

Delivery of the shares of common stock will be made on or about                      , 2003.

Neither the Securities and Exchange Commission or any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Morgan Stanley

Citigroup

Banc of America Securities LLC

JPMorgan

Merrill Lynch & Co.

The date of this prospectus is                      , 2003.

Overnite Service Centers and Agencies
Motor Cargo Service Centers and Agencies

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                      , 2003 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.”

We conduct our business primarily through two operating subsidiaries, Overnite Transportation Company and Motor Cargo Industries, Inc., each of which is an indirect wholly owned subsidiary of Overnite Holding, Inc. For purposes of this prospectus, unless the context otherwise requires, all references herein to the “company,” “we,” “us” and “our” (i) when used in relation to any period prior to the completion of this offering, mean Overnite Holding, Inc. and its subsidiaries, including Overnite Transportation Company and Motor Cargo Industries, Inc., and (ii) when used in relation to any period after the completion of this offering, mean Overnite Corporation and its subsidiaries, including Overnite Holding, Inc., Overnite Transportation Company and Motor Cargo Industries, Inc. Unless the context otherwise requires, the information in the prospectus assumes that the underwriters do not exercise their over-allotment option.

Our Company

We are a leading, predominantly non-union provider of less-than-truckload, or LTL, transportation services, offering a full spectrum of regional, inter-regional and long-haul services nationwide. We are one of the largest LTL carriers in the United States, with 208 service centers and a fleet of approximately 6,000 tractors and over 22,000 trailers, allowing us to provide full state coverage to all 50 states. Through our national footprint and our partnerships with other carriers, we are able to provide our customers with direct service to over 45,000 cities in the United States, Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. In 2002, we served a diverse base of over 60,000 customers from varying industries and geographic markets, including customers in the retail, chemical, automotive, electronics and furniture industries. We employ a flexible, predominantly non-union workforce of over 14,500 employees.

We provide our services under two established brand names: Overnite Transportation Company, or Overnite Transportation, and Motor Cargo Industries, Inc., or Motor Cargo. Overnite Transportation, our primary carrier brand, is a nationwide LTL carrier, providing regional, inter-regional and long-haul service. Overnite Transportation offers a high-quality service product in each of those markets, with an on-time performance rate of 97% in 2002. Motor Cargo, which was acquired in November 2001, is a regional LTL transportation provider, primarily serving the western United States, including Alaska and Hawaii, as well as select markets in Canada, with an on-time performance rate of over 97% in 2002. Through Overnite Transportation and Motor Cargo, we offer our customers a comprehensive selection of service products. In addition to our core LTL service, we also provide our customers with a number of additional value-added LTL services, including expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. Our LTL services (including fuel surcharges associated with these services) accounted for approximately 92% of our operating revenue in 2002. In 2002, approximately 29% of our LTL operating revenue was derived from regional services, 43% was derived from inter-regional services and 28% was derived from long-haul services. We also provide customers with full truckload service, which includes both premium-service dedicated truckload transportation in select markets, as well as truckload delivery on our backhaul lanes. Our truckload services (including fuel surcharges associated with these services) accounted for approximately 8% of our operating revenue in 2002.

In 2002, we achieved an eight-year high in operating income despite a nationwide strike of Overnite Transportation by the International Brotherhood of Teamsters, or the Teamsters. This strike, which began in October 1999, was discontinued by the Teamsters in October 2002 without obtaining any contract or concessions from us. Commencing in July 2002, Overnite Transportation employees began to decertify the Teamsters as their collective bargaining representative at Overnite Transportation service centers. This decertification process has resulted in the Teamsters losing representation rights at all of the 26 Overnite Transportation service centers where they had previously gained certified representation rights, meaning that the Teamsters are no longer acting as the collective bargaining representative for employees at these locations. As a result of the successful resolution of the Teamsters’ strike and the decertifications, the Teamsters’ campaign to organize the employees of Overnite Transportation has ended at this time and management’s attention is no longer diverted by these issues. While we were able to achieve positive results during this period, both the Teamsters’ organizing efforts and the strike significantly limited our growth opportunities by hindering our operating efficiency and generating customer concerns about labor strife and its possible impact on service reliability. With the strike and the Teamsters’ organizing efforts resolved, we will now be able to increase our focus on enhancing customer relationships, generating new sales and improving the quality and efficiency of our services.

Prior to the offering, our business has been conducted primarily through Overnite Transportation and Motor Cargo. Overnite Transportation and Motor Cargo are indirect wholly owned subsidiaries of Overnite Holding, Inc., or Overnite Holding. Overnite Holding is a direct wholly owned subsidiary of Union Pacific Corporation, or Union Pacific. On August 4, 2003, Union Pacific announced that it intended to sell its entire interest in Overnite Holding through this offering. In order to facilitate our separation from Union Pacific, we and Union Pacific will engage in a number of transactions immediately prior to the consummation of this offering. See “—Corporate History and Background to the Offering” for a more complete summary of these transactions.

For the year ended December 31, 2002, on a pro forma basis after giving effect to this offering and the other transactions that will effectuate our separation from Union Pacific, we generated operating revenue of $1,351.8 million, operating income of $62.0 million and an operating ratio, defined as total operating expenses divided by operating revenue, of 95.4%.

Our Industry

According to the American Trucking Association, the trucking industry generated approximately $585 billion in revenue during 2002. The trucking industry consists of private fleets and “for-hire” carrier groups. The private fleet segment consists of fleets owned and operated by companies that move their own goods. The for-hire carrier segment is comprised principally of two types of motor carriers: truckload and LTL. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers typically pick up multiple shipments from multiple customers on a single truck and then route the goods through service centers, where freight may be transferred to other trucks with similar destinations for delivery. There are both union and non-union carriers in the LTL industry, with unionization being particularly prevalent for national carriers.

The LTL industry accounted for approximately $58 billion of revenue during 2002, and is estimated to be approximately $23 billion in size, excluding package/courier carriers. According to the American Trucking Association, LTL volume is forecasted to grow at an average rate of 3.1% per year through 2008. We estimate that in 2002 the 10 largest LTL carriers generated approximately $17 billion in revenues, representing at least 70% of the LTL industry, excluding package/courier revenues. We estimate that we are one of the 10 largest LTL carriers in our industry, with operating revenue in 2002 of $1.35 billion, or 7.9% of the approximately $17 billion in revenues generated by these carriers.

Depending on the distance shipped, the LTL industry is comprised of three principal markets:

•	the regional market, which consists of routes, also known as lanes, that are shorter than 500 miles and has a customary delivery time of one day;

•	the inter-regional market, which consists of lanes between 500 miles and 1,200 miles and has customary delivery times of between two and three days; and

•	the long-haul market, which consists of lanes in excess of 1,200 miles.

We believe that the regional and inter-regional markets of the LTL industry will experience the highest growth in the near future, as large U.S. companies increasingly adopt regional distribution strategies, focusing primarily on one- and two-day service, to replace distribution strategies requiring long-haul LTL transportation. The long-haul market, which is primarily served by a few unionized national carriers, is not expected to grow at the same rate as the regional and inter-regional markets. However, the long-haul market nonetheless provides a significant growth opportunity for regional carriers with a national footprint, given the overall size of this market and the ability of these carriers to offer a competitively priced long-haul product.

We believe that the following key industry characteristics favor non-union, established, well-capitalized carriers:

•	Non-union carriers have significant advantages over their union competitors, including less restrictive work rules and lower labor costs.

•	The substantial infrastructure and significant base of business required to support a large network of service centers and fleet of tractors and trailers create high barriers to entry.

•	Our industry is highly competitive based on service and cost efficiency. As a result, there has been a reduction in capacity as financially weaker competitors exit the industry.

Customers in the LTL industry are generally divided into two categories: national and local accounts. National accounts are predominantly large companies with multiple shipping locations and whose pricing negotiations are typically handled at a centralized location. While generating higher shipping volumes, national accounts customarily have significant purchasing power and therefore typically generate lower profit margins for carriers. Local accounts are typically small to mid-sized companies whose pricing negotiations are conducted at each shipping location. While they typically generate smaller volumes, the lower purchasing power of local account customers usually translates to higher profit margins for carriers. National and local accounts each utilize LTL carriers for regional, inter-regional and long-haul service.

Business Strengths and Competitive Advantages

We believe the following strengths are critical to our success:

Flexible Non-Union Workforce.    We believe that our predominantly non-union workforce provides us with a significant advantage over union LTL carriers, including less restrictive work rules and lower labor costs, particularly with respect to benefit plan costs. The advantages of a less restrictive workforce include flexible work hours and the ability of our employees to perform multiple tasks, which we believe result in greater productivity, customer service and efficiency.

Comprehensive Nationwide Footprint.    Through our network of 208 service centers and our partnerships with other carriers, we are able to offer full state coverage to all 50 states, as well as points in Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. The recent acquisition of Motor Cargo expanded our national reach by providing an established regional service base in the western United States.

Diversified Portfolio of High-Quality Services.    Our diversified portfolio of services, in addition to our core high-quality LTL services, allows us to provide our customers with a “one-stop shop” for their shipping needs. Our services include expedited and guaranteed delivery, assembly and distribution, trade show and government services. We also offer cross-border LTL services to Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. We have also begun to offer both existing and prospective customers non-asset based third party logistics solutions in which we manage a number of supply chain activities. In addition to our LTL services, we provide our customers with truckload transportation solutions, including premium-service dedicated truckload transportation for selected customers where reliability is a critical requirement.

Established and Diverse Customer Base.    In 2002, we derived our revenue from over 60,000 customers from a variety of geographic regions and industries, with our top 20 customers accounting for 25% of operating revenue. Our customers range in size from small local customers to large national accounts with multiple shipping and distribution points. We have established long-term, service-based relationships with a number of our customers, and all of our top 20 customers have relationships with us that extend over five years. We believe that our established customer base and the diverse geographic and industry concentration of our customers help protect our business from adverse developments in a single geographic region or economic downturns that disproportionately affect certain industries.

Focused Yield Management Processes.    We have developed and streamlined a number of proven initiatives to control costs and improve profitability. We use an activity-based costing system to monitor and manage the profitability of all of our customer accounts and service centers. As part of these processes, operating ratios are calculated and monitored for customers and service centers to identify those that warrant further review. This results in a continuous process of review, corrective action and improvement.

Experienced Management Team.    Our senior management team has an average of more than 25 years in transportation related industries. This team was assembled in 1996 and successfully executed a turnaround of our operations, which has positioned us for future growth. Over the past seven years, our senior management team has successfully returned our company to profitability and has resolved the issues raised by organized labor unions.

Growth Strategy

Our goal is to generate shareholder value through profitable revenue growth. We believe we have the capacity available to take on additional revenue without a significant increase in fixed costs. We are executing a number of initiatives to increase revenue and enhance our profitability by focusing on customers and markets that produce the highest profit margins for our business. We intend to achieve our goal by implementing the following business strategies:

Continue to Gain Market Share in Long-Haul Markets.    In the long-haul market, we believe that we offer a better service product than that of our union competitors, providing shorter transit times on many major market lanes at competitive prices. While we currently have a small market share, we view the long-haul market as our most promising growth opportunity, due to the overall size of the long-haul market, the competitive nature of our service offerings and labor costs that are generally lower than those of our union competitors. We also intend to continue to selectively take advantage of customer and market opportunities available due to the September 2002 closure of Consolidated Freightways Corporation, which predominantly provided long-haul LTL service.

Continue to Grow Regional and Inter-Regional Business.    The regional and inter-regional markets are the fastest growing areas of the LTL industry, as large U.S. companies increasingly adopt regional distribution strategies to replace distribution strategies requiring long-haul LTL transportation. We believe that our existing service levels and our commitment to improve the quality and scope of our service offerings will position us to benefit from the expansion of this market. We are continuously working to reduce transit times, improve on-time delivery and reduce cargo claims in order to gain new customers.

Increase Sales to Local Accounts.    Local accounts historically have produced higher margins as a result of the lower purchasing power held by local customers. We have undertaken a number of sales initiatives to capture additional local account customers as well as increase our sales to existing local customers.

Achieve Growth from Expanded Service Offerings.    We plan to focus on growing sales outside of our core LTL service-base. We have expanded our portfolio of ancillary high-margin, value-added LTL services, which include expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. As these services accounted for only 9% of our operating revenue for 2002, and as we had only a small percentage of market share for these services, we believe this market offers a significant growth opportunity. We are also expanding the scope of our dedicated truckload service offering, which accounted for 4% of our operating revenue for 2002. We intend to capture additional sales from these services by working with our customers to develop customized LTL and truckload services to address their evolving transportation service needs.

Offer Integrated Service Solutions.    We believe that customers in the LTL industry are simplifying shipping needs by reducing the number of motor carriers they use and shifting their demand for LTL services to carriers that are capable of providing a “one-stop shop” for their regional, inter-regional, long-haul and specialty shipping needs. Our broad geographic scope, variety of service offerings and focus on customer satisfaction position us to capitalize upon this trend.

Drive Operating Efficiencies.    We continually seek to re-engineer our freight handling procedures to reduce intermediate handling, improve service and reduce cargo claims. As we no longer need to devote managerial and capital resources towards addressing the Teamsters’ strike and related labor matters, we are implementing an increasing number of efficiency directives, particularly with respect to reducing transit times and improving network density.

Selectively Pursue Acquisition Opportunities.    We believe that our industry provides selected opportunities for expansion through acquisition. In the future, we may consider smaller acquisitions both to complement our nationwide infrastructure through the acquisition of assets and service centers from other industry participants and to increase our density in geographic areas where we have capacity to do so.

Corporate History and Background to the Offering

Corporate History.     Overnite Transportation was founded in 1935, became a public company in 1957 and was acquired by Union Pacific in 1986. In November 2001, Union Pacific acquired Motor Cargo, a regional LTL ground transportation services provider in the western United States, including Hawaii and Alaska, as well as select markets in Canada. Immediately following the acquisition, Union Pacific transferred Motor Cargo to us as a wholly owned subsidiary of our company. Overnite Transportation and Motor Cargo are indirect wholly owned subsidiaries of Overnite Holding.

The Divestiture Transaction.    In order to facilitate this offering and our separation from Union Pacific, immediately prior to the consummation of this offering, Overnite Corporation, a newly formed corporation, will acquire from Union Pacific all of the outstanding common stock of Overnite Holding. In exchange, Overnite Corporation will issue to Union Pacific (1) 27.5 million shares of its common stock, which will represent all of the outstanding shares of common stock of Overnite Corporation upon consummation of the transaction, and (2) a $1.0 million promissory note to be payable by Overnite Corporation six months following the date of consummation of the transaction. In addition, subsequent to this transaction but immediately prior to the consummation of this offering, Overnite Holding will pay to Union Pacific a dividend consisting of $128.0 million in cash, which will be payable from the proceeds of the initial borrowings under a new bank credit facility, and the forgiveness of our net intercompany advances to Union Pacific as of the date of the transaction, which amounted to $196.5 million as of June 30, 2003. We refer to this series of transactions in this prospectus as the “Divestiture Transaction.”

In connection with the Divestiture Transaction, Union Pacific will provide us with $4.5 million in cash in order to pay a portion of the fees associated with our new bank credit facility, which payment will reduce the balance of our net intercompany advances to Union Pacific. Union Pacific will also provide us with cash in an amount such that our total cash balance as of the date of consummation of the Divestiture Transaction will be $13.1 million. Based upon our cash balance of $4.4 million as of June 30, 2003, this would have resulted in a further reduction in the balance of our net intercompany advances to Union Pacific of approximately $8.7 million. Accordingly, if the Divestiture Transaction had occurred on June 30, 2003, the value of our net intercompany advances to Union Pacific as of that date would have been reduced from $196.5 million to $183.2 million.

As a result, assuming the Divestiture Transaction had occurred on June 30, 2003, the aggregate value of the consideration that Union Pacific would have received in the Divestiture Transaction (assuming an offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus) would have been approximately $807.2 million. For more information, see the “Divestiture Transaction.”

Following the Divestiture Transaction, Overnite Transportation and Motor Cargo will become indirect wholly owned subsidiaries of Overnite Corporation. Union Pacific, as the selling shareholder, will initially sell in this offering approximately 90.9% of the common stock of Overnite Corporation that it receives in the Divestiture Transaction. In the event that the underwriters’ over-allotment option is exercised in full, Union Pacific will sell in this offering 100% of the common stock of Overnite Corporation that it receives in the Divestiture Transaction. The existing management of Overnite Transportation will operate Overnite Corporation after the Divestiture Transaction and this offering.

Bank Credit Facility.    In connection with the Divestiture Transaction and this offering, we expect to enter into a new $300.0 million bank credit facility with a syndicate of lenders which is being arranged by Credit Suisse First Boston, a Swiss bank and an affiliate of Credit Suisse First Boston LLC, and SunTrust Capital Markets, Inc., as joint lead arrangers and joint book-runners. Our new bank credit facility will include a $125.0 million term loan and a $175.0 million revolving loan facility, of which up to a maximum of $150.0 million will be available for the issuance of letters of credit. The term loan will be drawn immediately prior to consummation of this offering and used to pay a portion of the cash dividend to Union Pacific in the Divestiture Transaction. The remaining portion of the cash dividend payable to Union Pacific in the Divestiture Transaction will be funded with our initial borrowings under the revolving loan facility. Following the consummation of the Divestiture Transaction and this offering, the remaining capacity of the revolving loan facility will be available for working capital, capital expenditures, general corporate purposes and to support letters of credit. Our new bank credit facility is expected to have a term of five years. Obligations under our new bank credit facility will be secured by a first-priority lien on and security interest in all of the capital stock of Overnite Holding, Overnite, Inc. and Overnite Transportation, as well as all of the capital stock held by Overnite Transportation and any guarantor under the facility. We expect that Credit Suisse First Boston and affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will be lenders under our new bank credit facility. See “Bank Credit Facility” for a more detailed discussion of the expected terms of our new bank credit facility.

Effects of the Separation from Union Pacific and the Offering.    Following the Divestiture Transaction and this offering, we will become a stand-alone company separate from Union Pacific. Accordingly, we will no longer receive interest income from Union Pacific, which accounted for $19.1 million of interest income in 2002, and we expect to incur certain costs in connection with operating as a stand-alone company that will exceed the costs that are currently incurred or are charged to us by Union Pacific. We currently estimate that we will incur approximately $9.1 million per year of incremental operating expenses as a result of becoming a stand-alone public company. Further, in connection with this offering, we expect to incur charges and expenses relating to the establishment of certain incentive programs for management, initial grants of our common stock to employees and the acceleration of vesting requirements of existing awards granted under certain Union Pacific incentive programs, which we expect to result in aggregate one-time costs of approximately $13.3 million. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of the Separation from Union Pacific and the Offering” and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

Arrangements with Union Pacific Corporation.    While the Divestiture Transaction and this offering will effectuate our separation from Union Pacific, we are entering into a number of agreements with Union Pacific that will remain in effect after this offering is consummated. The following briefly summarizes the principal terms of these agreements:

•	Stock Purchase and Indemnification Agreement—This agreement will provide for the consummation of the Divestiture Transaction. In addition, under the terms of this agreement Overnite Holding and its subsidiaries, on the one hand, and Union Pacific and its affiliates, on the other hand, will agree to provide the other with a number of indemnities, including with respect to (1) Federal or state securities laws relating to this offering, (2) the business, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party, (3) the failure of the indemnifying party to comply with the terms of the agreement and (4) benefits and liabilities relating to the participation of our employees in our and Union Pacific’s employee benefit plans. Further, this agreement will provide that we will use our reasonable best efforts to obtain the release of Union Pacific from all arrangements pursuant to which Union Pacific guarantees or secures any liability of ours, with certain specified exceptions, and we will indemnify Union Pacific with respect to these arrangements.

•	Registration Rights Agreement—Under the terms of this agreement, we will provide Union Pacific with demand and piggyback registration rights with respect to any shares of our common stock that Union Pacific retains after consummation of this offering.

•	Services Agreement—Under the terms of this agreement, Union Pacific will provide certain transitional services to us and our subsidiaries, including the provision of advice with respect to the structuring and operation of our working groups responsible for financial reporting, auditing, employee benefits administration, insurance and governmental relations.

•	Computer Services Agreement—Under the terms of this agreement, Union Pacific or its affiliates will provide, or cause third party contractors to provide, us with data center processing and other computer services during the period following the offering in which we will relocate our data center from Union Pacific’s facilities.

•	Tax Allocation Agreement—This agreement will provide for (1) the allocation and payment of taxes for periods during which we and our subsidiaries are included with Union Pacific and its subsidiaries in the same consolidated group for Federal income tax purposes or the same unitary returns for state tax purposes, (2) the allocation of responsibility for the filing of tax returns, (3) the making of certain tax elections in connection with the Divestiture Transaction, (4) the conduct of tax audits and the handling of tax controversies and (5) various tax indemnities and related matters.

•	Compensation Arrangement Agreement—Under the terms of this agreement, Union Pacific will agree to take certain actions, including with respect to the waiver of employment requirements, the accelerated vesting of options and the guarantee of certain prior benefits, relating to specified benefits and awards earned by our employees under Union Pacific employee benefit plans prior to the Divestiture Transaction and this offering.

For more information regarding the arrangements we expect to have with Union Pacific following this offering, see “Arrangements with Union Pacific Corporation.”

Recent Unaudited Quarterly Financial Results

Although financial statements for the three and nine month periods ended September 30, 2003 are not yet available, the following summarizes preliminary unaudited consolidated financial data for these periods of Overnite Holding, including its wholly owned subsidiary Overnite, Inc. and its wholly owned subsidiaries Overnite Transportation and Motor Cargo. The preliminary unaudited consolidated financial data described in the following summary may be revised as a result of management’s review or in connection with the preparation of the unaudited consolidated financial statements of Overnite Holding for these periods. In the opinion of management, the unaudited consolidated financial data set forth below include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following summary should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For the three months ended September 30, 2003, operating revenue was $384.2 million, an increase of $29.5 million, or 8.3%, from operating revenue of $354.7 million for the comparable period of 2002. Operating income for the three months ended September 30, 2003 was $28.8 million, an increase of $3.2 million, or 12.5%, over operating income of $25.6 million for the three months ended September 30, 2002, and we had an operating ratio during the quarter of 92.5%, compared to 92.8% in the third quarter of 2002. For the quarter, net income was $19.7 million, a decrease of $32.6 million, or 62.3%, from net income of $52.3 million in the third quarter of 2002. Net income for the three months ended September 30, 2002 included a one-time benefit of $33.7 million as a result of the resolution of certain tax matters with the Internal Revenue Service, which was accounted for as a reduction of income tax expense during the period.

For the nine months ended September 30, 2003, operating revenue was $1,097.4 million, an increase of $96.8 million, or 9.7%, over operating revenue of $1,000.6 million in the first nine months of 2002. Operating income for the nine months ended September 30, 2003 was $62.4 million, an increase of $8.0 million, or 14.7%, over operating income of $54.4 million for the nine months ended September 30, 2002, and we had an operating ratio during the first nine months of 2003 of 94.3%, compared to 94.6% during the first nine months of 2002. For the nine months ended September 30, 2003, net income was $43.7 million, a decrease of $32.0 million, or 42.3%, from net income of $75.7 million for the nine months ended September 30, 2002. As discussed above, net income for the nine months ended September 30, 2002 included a one-time benefit of $33.7 million as a result of the resolution of certain tax matters with the Internal Revenue Service, which was accounted for as a reduction of income tax expense during the period.

Other Information

Our headquarters are located at 1000 Semmes Avenue, Richmond, Virginia 23224. Our telephone number is (804) 231-8000.

The Offering

Common stock offered by the selling shareholder(1)	25,000,000 shares

Common stock to be outstanding after this offering(2)	27,913,000 shares

Use of proceeds

We will not receive any of the proceeds from the sale of shares by Union Pacific, the selling shareholder. The selling shareholder will receive all net proceeds from the sale of shares of our common stock in this offering.

Dividend policy

We currently intend to pay regular quarterly dividends on our common stock at an initial rate of $0.04 per share ($0.16 per share on an annual basis). The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Proposed Nasdaq National Market trading symbol	OVNT

Risk factors	You should carefully read and consider the information set forth under the caption “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

(1)	Assumes that the underwriters’ over-allotment option is not exercised.

(2)	Assuming that the underwriters’ over-allotment option is not exercised, the aggregate number of shares of common stock that will be outstanding after this offering is comprised of 2,500,000 shares held by Union Pacific, 25,000,000 shares held by the public and 413,000 shares held by our directors, officers and employees. The aggregate number of shares held by our directors, officers and employees includes:

•	153,000 shares of restricted common stock to be awarded by us to members of our management upon completion of this offering; and

•	260,000 shares to be awarded by us before January 1, 2004 to our full-time employees and to certain of our part-time employees.

The aggregate number of shares of common stock to be outstanding after this offering excludes:

•	340,000 shares issuable upon exercise of options to be granted by us to members of our management upon completion of this offering; and

•	3,160,000 additional shares available for future issuance under our incentive compensation plan.

Summary Historical and Pro Forma Financial Data

The following table sets forth summary historical consolidated financial and operating data for Overnite Holding, including its wholly owned subsidiary Overnite, Inc. and its wholly owned subsidiaries Overnite Transportation and Motor Cargo. The summary historical consolidated financial and operating data for Overnite Holding reflects the operations of Motor Cargo from the date of its acquisition on November 30, 2001.

The summary historical consolidated statement of income data for each of the years in the three year period ended December 31, 2002 and summary historical consolidated balance sheet data as of December 31, 2001 and 2002 has been derived from the audited consolidated financial statements of Overnite Holding, which are included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2000 has been derived from the unaudited consolidated financial statements of Overnite Holding, which are not included in this prospectus. The summary historical consolidated statement of income data for the six months ended June 30, 2002 and 2003 and summary historical consolidated balance sheet data as of June 30, 2002 and 2003 has been derived from the unaudited consolidated financial statements of Overnite Holding, which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The following table also sets forth summary unaudited pro forma consolidated financial data, which gives effect to the transactions described in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated financial data has been derived from the consolidated financial statements of Overnite Holding and includes all adjustments that, in our opinion, are necessary to present fairly the unaudited pro forma consolidated financial data. The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable. The unaudited pro forma consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transaction reflected occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period.

You should read the following summary historical and pro forma financial data in conjunction with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002	Pro Forma 2002	2002	2003	Pro Forma 2003
	(Thousands of Dollars, Except Per Share Data)
Statement of Income Data:(1)
Operating revenue	$1,138,971	$1,161,913	$1,351,788	$1,351,788	$645,935	$713,208	$713,208
Operating expenses:
Salaries, wages and employee benefits	650,006	693,652	807,105	809,091	397,519	428,755	429,749
Supplies and expenses	99,319	97,645	101,985	101,985	46,763	60,617	60,617
Operating taxes	44,724	44,739	50,047	50,047	24,701	26,331	26,331
Claims and insurance	32,089	34,698	43,248	47,481	18,729	25,083	27,200
Rents and purchased transportation	113,636	115,014	145,274	145,274	65,989	73,377	73,377
Communication and utilities	19,936	19,849	20,696	20,696	10,235	10,660	10,660
Depreciation	47,859	47,619	58,526	58,526	29,335	28,754	28,754
Other	77,981	61,595	53,861	56,731	23,934	26,039	27,473

Total operating expenses	1,085,550	1,114,811	1,280,742	1,289,831	617,205	679,616	684,161
Operating income	53,421	47,102	71,046	61,957	28,730	33,592	29,047
Other income and expense:
Interest income from parent	17,742	21,461	19,052	—	9,295	6,969	—
Interest expense	892	962	1,183	7,118	601	769	3,382
Other income	556	424	1,456	1,456	949	297	297

Income before income taxes	70,827	68,025	90,371	56,295	38,373	40,089	25,962
Income tax expense (benefit)(2)	27,665	26,524	1,582	(12,048)	15,021	16,058	10,407

Net income	$43,162	$41,501	$88,789	$68,343	$23,352	$24,031	$15,555

Pro forma income per share
Basic				$2.46			$0.56
Diluted				$2.45			$0.56
Pro forma weighted average number of shares outstanding(3)
Basic				27,760,000			27,760,000
Diluted				27,913,000			27,913,000
Adjusted pro forma income per share(4)
Basic				$1.70			$0.37
Diluted				$1.70			$0.37
Adjusted pro forma weighted average number of shares(4)
Basic				40,166,444			41,723,500
Diluted				40,319,444			41,876,500
Other Financial Data:(1)
Operating ratio(5)	95.3%	95.9%	94.7%	95.4%	95.6%	95.3%	95.9%
EBITDA(6)	$101,836	$95,145	$131,028	$121,939	$59,014	$62,643	$58,098
Cash provided by (used in) operating activities	94,499	133,794	6,612	(13,834)	57,028	73,407	64,931
Capital expenditures	33,259	38,656	64,565	64,565	24,167	27,574	27,574
Balance Sheet Data (as of period end):
Current assets	$426,546	$442,561	$407,773	$196,385	$491,380	$431,364	$185,378
Properties, net	441,463	500,812	499,558	499,558	488,557	497,951	497,951
Goodwill and intangible assets	—	13,891	16,232	16,232	14,782	16,232	16,232
Total assets	918,575	968,692	1,030,692	843,113	1,012,852	1,050,179	836,812
Current liabilities	152,320	161,105	176,195	189,695	180,688	193,535	207,035
Debt due after one year	—	—	—	115,500	—	—	115,500
Common shareholders’ equity	616,182	641,579	631,081	309,502	657,588	646,625	299,258

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Selected Operating Data:(1) For the period:
Gross weight hauled (millions of pounds)(7)
LTL	7,509.6	7,513.5	8,693.2	4,243.6	4,474.7
Truckload	514.4	492.3	839.0	409.1	399.9

Total	8,024.0	8,005.8	9,532.2	4,652.7	4,874.6

Shipments (000’s)(8)
LTL	7,462.6	7,947.6	9,416.5	4,702.9	4,719.1
Truckload	32.0	32.9	65.8	32.2	29.1
Dedicated truckload	87.4	61.0	69.3	32.1	40.5

Total	7,582.0	8,041.5	9,551.6	4,767.2	4,788.7

Average length of haul (miles)(9)	771	785	758	747	776
LTL weight per LTL shipment (pounds)(10)	1,006	945	923	902	948
LTL revenue per LTL hundredweight, excluding fuel surcharge(11)	$13.61	$13.98	$14.01	$13.76	$14.13
As of period end:
Average age of equipment (years)(12)
Tractors	6.6	6.4	6.4	N/A	N/A
Trailers	10.1	9.7	10.5	N/A	N/A
Tractors owned	4,916	5,461	5,694	5,585	5,620
Tractors leased	317	348	391	331	348
Trailers owned	18,586	20,704	20,753	19,990	21,307
Trailers leased	175	800	844	799	861
Number of service centers	166	196	204	201	208

(1)	Motor Cargo was acquired on November 30, 2001. Accordingly, the data presented includes a full year of Motor Cargo results for 2002 and one month of Motor Cargo results for 2001.
(2)	Income tax expense in 2002 includes a one-time benefit of $33.7 million resulting from the Internal Revenue Service’s agreement to allow Union Pacific to deduct a portion of the costs associated with its 1986 acquisition of our company.
(3)	The pro forma basic weighted average number of shares outstanding includes 260,000 shares of our common stock we expect to grant to our full-time employees and certain of our part-time employees by January 1, 2004. The pro forma diluted weighted average number of shares outstanding includes 153,000 restricted shares to be granted to certain members of our management upon consummation of this offering.
(4)	In connection with the Divestiture Transaction but immediately prior to the consummation of this offering, Overnite Holding will pay to Union Pacific a dividend consisting of $128.0 million in cash and the forgiveness of our net intercompany advances to Union Pacific as of the date of the Divestiture Transaction, which amounted to $147.7 million as of December 31, 2002 and $183.2 million as of June 30, 2003 (after giving effect to reductions in net intercompany advances as a result of the provision to us by Union Pacific of cash in connection with the Divestiture Transaction). Even though these dividends will not be paid from the proceeds of this offering, the total amount of these dividends, when aggregated with actual dividends paid to Union Pacific of $16.0 million in 2002 and $8.0 million in the first six months of 2003, exceed pro forma net income for the year ended December 31, 2002 and the six months ended June 30, 2003. If the offering had been consummated on December 31, 2002 at an offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), 12,406,444 shares would have been sufficient to replace the capital in excess of earnings being withdrawn. If the offering had been consummated on June 30, 2003 at an offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), 13,963,500 shares would have been sufficient to replace the capital in excess of earnings being withdrawn. Adjusted pro forma income per share and adjusted pro forma weighted average number of shares reflect the impact of these additional shares as if they had been issued.
(5)	Operating ratio is total operating expenses divided by operating revenue for the period indicated.

(6)	EBITDA represents net income, plus (minus) income tax expense (benefit), (minus) interest income from parent, plus interest expense and plus depreciation. We believe EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

EBITDA is calculated in the following manner for each of the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002	Pro Forma 2002	2002	2003	Pro Forma 2003
	(Thousands of Dollars)
Net income	$43,162	$41,501	$88,789	$68,343	$23,352	$24,031	$15,555
Income tax expense (benefit)	27,665	26,524	1,582	(12,048)	15,021	16,058	10,407
Interest income from parent	(17,742)	(21,461)	(19,052)	—	(9,295)	(6,969)	—
Interest expense	892	962	1,183	7,118	601	769	3,382
Depreciation	47,859	47,619	58,526	58,526	29,335	28,754	28,754

EBITDA	$101,836	$95,145	$131,028	$121,939	$59,014	$62,643	$58,098

(7)	Gross weight hauled excludes dedicated truckload, as revenue from that service is earned on a per mile basis rather than on a weight basis.
(8)	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading document.
(9)	Average length of haul is computed by dividing the sum of the cubic feet of each shipment times the direct miles between the origin and destination points for each shipment by the cubic feet for all shipments.
(10)	LTL weight per LTL shipment is calculated by dividing total LTL pounds transported by the total number of shipments.
(11)	LTL revenue per hundredweight is the price obtained for transporting 100 pounds of LTL freight from point to point, calculated by dividing the revenue for an LTL shipment, excluding fuel surcharge, by the hundredweight (weight in pounds divided by 100) for a shipment. Fuel surcharges included in operating revenue during the periods presented are as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002	Pro Forma 2002	2002	2003	Pro Forma 2003
	(Thousands of Dollars)
Fuel surcharge revenue	$30,069	$29,496	$24,364	$24,364	$9,715	$22,573	$22,573

(12)	Average age of equipment is stated in years, calculated as of December 31 of each year presented based on the model year of the equipment in service.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We are subject to general economic factors that are largely out of our control, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to a number of general economic factors, many of which are largely out of our control, that may have a material adverse effect on our business, results of operations and financial condition. These include recessionary economic cycles and downturns in our customers’ business cycles, particularly customers in the retail industry, which accounted for approximately 35% of our operating revenue in 2002, as well as downturns in the principal regional economies where our operations are located. Economic conditions may adversely affect our customers’ business levels and the amount of transportation services that they need. Furthermore, customers encountering adverse economic conditions may have difficulty in paying for our services. Finally, terrorist activities, anti-terrorist efforts, war or other armed conflicts involving the United States or its interests abroad may have a material adverse effect on the U.S. and global economies and on our business, results of operations or financial condition.

We operate in a highly competitive industry.

Numerous competitive factors could impair our ability to maintain our current level of profitability and adversely affect our financial condition. These factors include the following:

•	we compete with many other transportation service providers of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services, greater capital resources or more advanced technology than we do or have other competitive advantages;

•	some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain significant growth in our business;

•	competition may impair our ability to implement tiered pricing, where our prices vary based upon the length of haul or service offered;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as their approved transportation service providers, and in some cases we may not be selected as a core carrier by our customers;

•	many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

•	the current trend of consolidation in the ground transportation industry could create large carriers with greater financial resources than we have and other competitive advantages relating to their size;

•	advances in technology require increased investments to maintain competitiveness, and we may not have the financial resources to invest in technology improvements or our customers may not be willing to accept higher prices to cover the cost of these investments; and

•	competition from non-asset-based logistics, freight brokerage and other similar companies may adversely affect our customer relationships, pricing power and volumes.

Our pension plans are underfunded, which will require us to make significant contributions to the plans and reduce the cash available for our business.

We have several contributory and non-contributory pension plans covering substantially all of our employees. We are required to make cash contributions to our pension plans to the extent necessary to comply with minimum funding requirements imposed by employee benefit and tax laws. The amount of any such required contributions will be determined annually based on an annual actuarial valuation of the plans as performed by the plans’ actuaries. In addition, the Job Creation and Worker Assistance Act of 2002, or JCWAA, includes temporary funding relief rules allowing companies in 2002 and 2003 to use discount rates for determining required cash contributions equal to 120% of the weighted average 30-year U.S. Treasury bond yield. During 2002, we contributed $126.5 million in cash to our defined benefit pension plans, of which $125.0 million was voluntary. With this contribution, our defined benefit pension plans were approximately 94% funded on an IRS funding basis as of December 31, 2002. Through September 30, 2003, we contributed $45.7 million to our defined benefit pension plans, of which $45.0 million was voluntary. Subsequent to 2003, we expect to continue funding approximately $45 million per year to help manage any potential required funding in the future. However, the actual amount of contributions subsequent to 2003 will depend upon asset returns, then-current discount rates and a number of other factors, and the amount we may elect or be required to contribute to our pension plans in the future may increase significantly. Specifically, if the funding relief measures under the JCWAA are not extended to years subsequent to 2003, we may be required to make significantly higher cash contributions in future periods, which would reduce the cash available for our business.

Adverse interest rate or equity market conditions may increase our pension liability, which could result in reductions to shareholders’ equity.

Our pension plan assets are principally invested in equity securities, fixed-income securities and short-term securities. Recent declines in equity markets and interest rates have had a negative impact on the funded status of our pension plans. As of December 31, 2002, the projected benefit obligation under our pension plans exceeded the plans’ fair value of assets by $208.2 million, based on a discount rate of 6.75%. If long-term interest rates remain at or decline from current levels, we would be required to value our pension liabilities using a discount rate which would be lower than the 6.75% discount rate used as of December 31, 2002 and, as a result, we would be required to record an additional minimum pension liability adjustment. Specifically, if liabilities were required to have been measured as of October 28, 2003, the applicable discount rate would have been 6.50%, or 0.25% lower than the discount rate used as of December 31, 2002. In addition, if the actual value of our plan assets were to deteriorate from their current levels, we may be required to make a liability adjustment. In the event of a liability adjustment from either a decline in discount rates or a deterioration of plan assets, the liability adjustment would be recorded as a reduction to shareholders’ equity, after tax. The equity would be restored to the balance sheet in future periods only if the fair value of plan assets exceeded the accumulated benefit obligation. We estimate that each 0.25% decrease in discount rate or 1% decrease in actual asset return would have had a negative impact on our funded status as of December 31, 2002 of $34.4 million and $5.7 million, respectively. Further, while actual changes in shareholders’ equity depend upon a number of variables and other assumptions, we estimate that each 0.25% decrease in discount rate or 1% decrease in actual asset return would result in a reduction to shareholders’ equity, net of tax, of $17.9 million and $4.0 million, respectively, as of December 31, 2003.

Declines in equity markets or interest rates may result in increased pension expense.

The declines in equity markets and interest rates in recent years have also resulted in increased pension expense during prior periods. We decreased our assumed rate of return on pension plan assets during 2002 from 10% to 9%. This assumption change resulted in an increase in 2002 pension expense of $5.3 million. During 2002, actual asset returns for our pension plans were adversely affected by deterioration in the equity markets, and the actual return on plan assets in 2002 was negative 10.7%. Our 2003 assumed rate of return on plan assets is 8% and the actual return on plan assets through September 30, 2003 was approximately 14%. Our pension expense in 2002 was $26.1 million, while 2003 pension expense is expected to be $30.2 million. While pension expense in future periods will depend upon a number of variables and assumptions, we estimate that each 0.25% decrease in discount rate or 1% decrease in our assumed asset return would result in an increase in expected 2004 pension expense of $4.6 million and $7.2 million, respectively. Further, since asset related gains and losses are recognized over a five year period, prior period reductions in the value of plan assets may continue to have an impact on pension expense in future periods.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pension Plans” and note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our pension plans.

An increase in the cost of healthcare benefits could have a negative impact on our profitability.

We sponsor health insurance for employees, retirees and their dependents through Health Maintenance Organizations, or HMOs, and Preferred Provider Organizations, or PPOs, and offer a competitive healthcare program to attract and retain our employees. These benefits comprise a significant portion of our operating expenses. It is possible that healthcare costs could become increasingly cost prohibitive, either forcing us to make changes to our benefits program or negatively impacting our future profitability.

Insurance and claims expenses could significantly increase our costs.

Companies in the industry in which we operate are exposed to claims related to cargo loss and damage, property damage, personal injury and workers’ compensation. We currently self-insure for a portion of our claims exposure resulting from these risks, ranging from $250,000 for general liability to $5.0 million per claim for automobile liability. If the number or severity of claims for which we are self-insured increases, our operating results could be adversely affected. We also maintain insurance with third party insurance carriers above the amounts for which we self-insure. However, insurance carriers have recently begun to raise premiums for many transportation companies. If our insurance carriers were to increase our premiums, we would be required to either absorb the increase in premium costs and/or raise our self-insured retention, which could significantly increase our insurance and claims expense.

In addition, both our insurance carriers and the states in which we operate require us to post either letters of credit or surety bonds to collateralize our self-insured retention. If our insurance carriers or the states in which we operate require us to increase the amount of collateral we provide in the future, we could face increased costs, including the payment of additional fees to the providers of letters of credit and surety bonds. Further, the market for surety bonds has recently begun to deteriorate, and carriers are facing difficulties in obtaining surety bonds, which we primarily use to collateralize our state workers’ compensation self-insurance. If we were to face difficulties in obtaining surety bonds, we would be required to provide letters of credit, which will increase the costs we incur to collateralize our self-insured retention. In addition, since our letters of credit will generally be considered as debt under the financial covenants for our financing arrangements, increases in the amount of letters of credit we have outstanding to collateralize our self-insurance obligations will reduce our capacity for additional borrowings.

We will face increased expenses as a stand-alone company.

Since 1986, we have been a wholly owned subsidiary of Union Pacific. Although we have operated as a separate business, distinct from Union Pacific’s other activities, we have relied on Union Pacific for certain support functions, as well as financial support. We currently estimate that we will incur approximately $9.1 million per year of incremental operating expenses as a result of being a stand-alone public company. These stand-alone costs are estimates, and actual incremental expenses could be materially different from these estimates. In addition, we will no longer receive interest income from Union Pacific, which accounted for $19.1 million of interest income in 2002, and we will be required to incur interest expense in respect of our initial borrowings under our new bank credit facility. Furthermore, we have historically funded our working capital and capital expenditures from cash flow from operations. Following this offering, in the event our cash flow is not sufficient to fund our operations and capital expenditures, we may be required to incur third-party indebtedness, including indebtedness under our new bank credit facility, as we will no longer be able to rely on Union Pacific for funding or credit support in such an event. Accordingly, we may incur additional indebtedness, interest expense and financing fees in the future. As a result of these factors, investors should not rely on our historical income and cash flows as necessarily indicative of the income and cash flows that we might have had if we had been operating as an independent company during those periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of Separation from Union Pacific and this Offering” and “—Liquidity and Capital Resources” and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

In addition, following this offering and our separation from Union Pacific, we will be required to relocate our St. Louis data center, which contains a significant portion of our core business applications and is operated and managed by Union Pacific, to our Richmond data center. The costs of this transition, which will include costs associated with upgrading our systems in Richmond, purchasing system software and obtaining third party software licenses, are expected to represent approximately $6 million. We anticipate incurring most of these costs in 2004.

We will face additional insurance expenses as a stand-alone company.

As described above, we will face increased operating expenses as a stand-alone entity. A significant portion of this increase will result from the incurrence of additional insurance and workers’ compensation expenses. Union Pacific currently administers an insurance program for workers’ compensation and public liability claims for its corporate entities, including us. Under the program, Union Pacific has provided indemnities, insurance guarantees, letters of credit and surety bonds to states and insurance companies for the performance of our obligations under these claims. Following this offering, we will no longer be affiliated with Union Pacific, and Union Pacific will no longer provide such indemnities, guarantees, letters of credit or surety bonds for our benefit under this program. As a stand-alone company, we will be required to obtain new insurance policies and reapply as a self-insurer in several of the states in which we operate. As a result, insurance carriers and those states will reevaluate our creditworthiness on a stand-alone basis, and the amount of collateral that we must post to secure our self-insurance exposure will likely increase. Accordingly, we will face increased expenditures to provide our own indemnities, guarantees, letters of credit and surety bonds. In addition, we will be required to obtain insurance for our directors and officers. Of the $9.1 million of increased operating expenses we estimate we will incur as a stand-alone entity, we estimate that expenses for insurance and workers’ compensation will account for approximately $4.2 million each year. Further, if any state were to reject our application to act as a workers compensation self-insurer and we were unable to obtain workers compensation insurance from an insurance company, we would be prohibited from operating in that state and our operations would be materially adversely affected.

If our relationship with our employees were to deteriorate, we could be adversely affected.

While the Teamsters union no longer represents any of our 12,600 employees at Overnite Transportation, employees at two of our Motor Cargo service centers located in North Salt Lake, Utah and Reno, Nevada, representing approximately 11% of our total Motor Cargo work force at 37 service centers, are covered by two separate collective bargaining agreements with unions affiliated with the Teamsters. On September 15, 2003, employees at Motor Cargo’s Reno service center filed a petition to decertify the Teamsters as their collective bargaining representative. At the decertification election held on October 23 and 24, 2003, employees at Motor Cargo’s Reno service center voted to retain the Teamsters as their collective bargaining representative. On October 24, 2002, the Teamsters ended a three-year nationwide strike of Overnite Transportation, our principal business unit. While the Teamsters ended their strike without obtaining a contract or any concessions from us, the strike did cause us to incur significant expenditures for the protection of our employees and property, and diverted the time and attention of our management from our normal operations. Although we focus on maintaining a productive relationship with our employees, we cannot ensure that in the future the Teamsters will not again attempt to organize Overnite Transportation employees or that we will not be subject to work stoppages, strikes or other types of conflicts with our employees or organized labor. Any such event could have a material adverse effect on our ability to operate our business and serve our customers and could materially impair our relationships with key customers and suppliers. Accordingly, any future labor conflict could have a material adverse effect on our business, results of operations and financial condition.

At the height of the Teamsters’ campaign to unionize Overnite Transportation employees, the Teamsters had petitioned to gain representation rights at over 60 of Overnite Transportation’s 170 service centers, and they ultimately gained certified representation rights at 26 of these service centers. Since July 2002, the Teamsters have been decertified and no longer represent Overnite Transportation employees as the collective bargaining representative at any of these service centers. As a result of the decertifications and the successful resolution of the Teamsters’ strike, the Teamsters’ campaign to organize the employees of Overnite Transportation has ended at this time. However, if the Teamsters renew their organization efforts, we would likely face significant costs, which would divert resources that we would otherwise use to focus on executing our business strategy. In addition, if the Teamsters were successful in organizing our employees in the future, our flexibility in dealing with our workforce could be significantly hampered, and we could be subject to the potential of increases in labor, benefits and other similar costs. Any of these factors could have an adverse effect on our business, results of operations and financial condition.

We have significant ongoing capital requirements.

Our business requires substantial ongoing capital investment, particularly for tractors, trailers, service centers and technology. Our capital expenditures in 2002 were $64.6 million, excluding an additional $1.0 million for operating lease commitments, and we expect to make capital expenditures of approximately $58.0 million in 2003, excluding approximately $2.0 million for operating lease commitments. We expect that operating leases, the revolving credit facility under our new bank credit facility, secured equipment financing and cash flow from operations will be our primary sources of financing for capital expenditures. If we are unable to enter into leases, raise sufficient capital, borrow sufficient funds on terms that are acceptable to us or generate sufficient cash from operations to finance our capital expenditures, we may be forced to limit our growth and operate existing equipment for significant periods of time, each of which could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely impacted by fluctuations in the price and availability of fuel.

In 2002, fuel (excluding fuel taxes) represented approximately 4% of our total operating costs. The market price for fuel can be extremely volatile and can be affected by a number of economic and political factors. In particular, reduced oil production as a result of the war in Iraq, the continued deterioration of the political climate in the Middle East and certain parts of Africa and the instability of oil production in Venezuela have contributed to significant increases in fuel prices. In addition, changes in Federal or state regulations can impact the price of fuel, as well as increase the amount we pay in fuel taxes. When fuel costs exceed specific levels, we seek to charge a portion of the higher cost to our customers as a fuel surcharge. While we have historically been able to offset significant increases in fuel prices through fuel surcharges, we cannot be certain that we will be able to do so in the future. If fuel prices increase and we are unable to pass the increased cost to our customers, the additional expense could have a material adverse effect on our business, results of operations and financial condition.

The fuel surcharges we negotiate with our customers only apply when our fuel costs exceed specified levels. Further, these fuel surcharges are customarily limited by caps on the amounts required to be paid by our customers. Accordingly, in order to protect against fluctuations in fuel prices that are not covered by fuel surcharges, we frequently enter into fuel hedging arrangements. In the event we are not hedged, we are at risk to the extent that changes in the market price of fuel are not covered by our negotiated fuel surcharge arrangements. Alternatively, while the use of fuel hedging arrangements may provide us with protection from adverse fluctuations in fuel prices, by utilizing these arrangements we potentially forgo the benefits that might result from favorable fluctuations in fuel prices or, in some cases, we may incur hedging losses. We have not hedged any of our remaining forecasted fuel consumption for 2003.

Our operations may also be adversely affected by any limit in the availability of fuel. Continued disruptions in the political climate in key oil producing regions in the world, particularly in the event of wars or other armed conflicts, could severely limit the availability of fuel in North America. In the event we face significant difficulty in obtaining fuel, our business, results of operations and financial condition would be materially adversely affected.

If we were to lose one or more of our key customers, our business may be adversely affected.

Our top 20 customers accounted for approximately 25% of our operating revenue in 2002. If we were to lose one or more of our key customers, we might not be able to capture additional volume from other customers to offset the fixed costs historically covered by the loss of revenue. Further, the loss in volume from one or more significant customers could adversely affect our density in a particular region or lane, which would adversely affect our profitability until we could generate additional volumes or until we could adjust our costs to the lower level of volume. Accordingly, the loss of one or more significant customers could have a material adverse effect on our results of operations and financial condition. Specifically, the loss of a significant customer contributed to the $5.9 million decrease in our dedicated truckload operating revenue in 2001 as compared to 2000.

If we lose key members of our senior management, our business may be adversely affected.

During the early 1990s, we faced a number of operational difficulties, resulting in declines in service levels and profitability and a deterioration of our relationship with our employees. In 1995 and 1996, Overnite Transportation experienced net losses, the first in its 60-year history. Our current management team was assembled in 1996 and was instrumental in the successful turnaround of our company, restoring us to profitability and resolving the issues raised by organized labor unions. Accordingly, we believe that the success of our current business strategy significantly benefits from the continued employment of this senior management team. If one or more members of our senior management team become unable or unwilling to continue in their present positions, our business could be adversely affected.

We may face increased prices for new equipment.

Investment in new equipment is a significant part of our annual capital expenditures. We may face difficulty in purchasing new equipment on a timely basis. Any delay in receiving equipment from our anticipated sources could require us to seek equipment from alternative sources at increased prices. In addition, a number of tractor manufacturers have begun to raise the prices of new equipment, particularly in response to new government-imposed emissions standards on diesel engines that went into effect in October 2002. Any delay in receiving equipment could impair our ability to serve our customers or could result in a significant increase in our anticipated capital expenditures and, accordingly, have a material adverse effect on our business, results of operations and financial condition.

We rely on purchased transportation, making us vulnerable to increases in costs of these services.

We use purchased transportation, primarily intermodal rail and contract linehaul from truckload carriers, to handle lane imbalances and to expand capacity to accommodate surges in business. We will move trailer loads in one direction using purchased intermodal rail service or contract carriage in situations when scheduling one of our drivers to move the load would result in the driver returning with empty trailers. We will also, on occasion, augment our linehaul capacity during certain peak periods through the use of purchased transportation. In addition, in our assembly and distribution service, we frequently contract with third party truckload carriers to transport customer shipments we have consolidated for long-haul shipping. A reduction in the availability of purchased transportation may require us to incur increased costs to satisfy customer shipping orders. We may be unable to pass along increases in third party shipping prices to our customers. Any of these factors could have an adverse effect on our profitability and our results of operations.

We may face difficulties in attracting and retaining drivers.

Competition for qualified drivers can be intense within the transportation industry, and periodically the trucking industry has suffered from a shortage of drivers. We believe that this issue has primarily affected truckload carriers. Recently, we have not experienced problems hiring a sufficient number of qualified drivers. However, there can be no assurance that we will not experience a shortage of drivers in the future, particularly in regions such as the Northeast, which have very competitive labor markets. Any shortage in drivers could result in temporary under-utilization of our equipment, difficulty in meeting our customers’ demands and increased compensation levels, each of which could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly regulated industry and costs of compliance with, or liability for violations of, existing or future regulations can be significant.

We are regulated by the Federal Motor Carrier Safety Administration and the Surface Transportation Board, independent agencies within the U.S. Department of Transportation, or DOT, and by various Federal and state agencies. These regulatory authorities have broad powers, generally covering matters such as the authority to engage in motor carrier operations, hours of service, safety, consolidations and acquisitions and periodic financial reporting. Our industry is also subject to regulatory and legislative changes, such as increasingly stringent environmental and occupational safety and health regulations or limits on vehicle weight and size, security and ergonomics. Compliance with current and future regulations could substantially impair equipment productivity, require changes in our operating practices, negatively affect the level of service we provide our customers and increase our costs. In addition, violations of regulations can subject us to fines and penalties, and significant or repeated violations could result in governmental action to curtail or suspend our operations. See “Business—Regulation” for a more complete discussion of the regulations that affect our business.

We are subject to various environmental laws and regulations.

We are subject to various Federal, state and local environmental laws and regulations that address, among other things, the transportation, management and disposal of hazardous materials, discharge of stormwater, facility and vehicle emissions into the atmosphere and underground and aboveground fuel storage tanks. Under specific environmental laws, we can be held responsible for any costs relating to contamination at our past or present facilities and at third party waste disposal sites, including cleanup costs, fines and penalties, and personal injury and property damages. Under some of these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the activities that led to the contamination. We cannot assure you that our costs of complying with current or future environmental laws or liabilities arising under such laws will not have a material adverse affect on our business, results of operations or financial condition.

The U.S. Environmental Protection Agency, or EPA, has issued regulations that require progressive reductions in exhaust emissions from certain diesel engines through 2007. New emissions standards under the regulations and a judicial consent decree went into effect for certain engines beginning in October 2002. In addition, the regulations require subsequent reductions in the sulfur content of diesel fuel beginning in June 2006 and the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with the model year 2007. Each of these requirements could result in higher prices for tractors and diesel engines and increased fuel and maintenance costs. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with newly-designed diesel engines and the residual values that will be realized from the disposition of these vehicles, could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

Our business may be affected by seasonal factors and harsh weather conditions.

Our business is subject to seasonal trends common in the trucking industry. We typically face reduced demand for shipping services during the winter months. Further, freight shipments, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and fourth quarters of the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Our reputation and financial results could be harmed in the event of accidents or incidents.

We are exposed to liabilities that are unique to the services we provide. Such liabilities may relate to an accident or incident involving one of our trucks, and could involve significant potential claims of injured employees and other third parties. The amount of our insurance coverage may not be adequate to cover potential claims or liabilities and we may be forced to bear substantial costs due to one or more accidents. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our financial condition and operating results. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Our business may be adversely affected by anti-terrorism measures.

In the aftermath of the September 11, 2001 terrorist attacks on the United States, Federal, state and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks. New DOT measures, which became effective on March 25, 2003, impose additional security planning and training obligations on shippers of hazardous materials. We have developed a security plan, including the training required under these new measures, which will be put in place on or before the dates specified in these measures. However, if additional new security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers or may incur increased expenses to do so. We cannot assure you that these measures will not have a material adverse effect on our operating results.

Risks Related to the Offering

Unauthorized written materials were delivered to certain potential investors prior to the effectiveness of the registration statement. No investor should rely on these materials when making an investment decision.

Prior to the effectiveness of the registration statement with respect to the shares of our common stock being sold in this offering, two financial institutions distributed unauthorized written materials relating to our company to 13 potential institutional investors. The written materials included a research model prepared by an analyst at BB&T Capital Markets, which included the research analyst’s financial projections for our company for the remainder of fiscal year 2003, as well as fiscal years 2004 and 2005. In the research model, this analyst projected “pro forma” earnings per share for 2003, 2004 and 2005 of $1.40, $1.58 and $1.87, respectively. The written materials also included email communications from an analyst at J.P. Morgan Securities Inc., an underwriter for this offering, which included this research analyst’s views regarding our valuation as compared to that of one of our competitors and included this research analyst’s projections for earnings per share for fiscal years 2004 and 2005. In particular, this analyst in one communication stated that he thought that 14 times our earnings would be fair value. In another communication, he projected earnings per share for 2004 and 2005 of $1.55 and $1.90, respectively.

Neither we nor Union Pacific prepared or distributed any of these written materials, including the projections contained in the materials and set forth in the preceding paragraph, and we, Union Pacific and the other underwriters disclaim all responsibility for the contents of these materials and projections. Furthermore, while these written communications include forward-looking information regarding the respective author’s projections of our financial position and operating performance for future periods, these projections are based on a significant number of the analyst’s interrelated assumptions and estimates regarding our business and are inherently subject to significant uncertainties and contingencies. In particular, the projections of the BB&T research analyst relate to “pro forma” earnings per share and we cannot assure you that the pro forma adjustments applied by the research analyst to prepare the projections are reasonable, have been applied appropriately or are consistent with the pro forma adjustments reflected in our unaudited pro forma financial statements included elsewhere in this prospectus. Neither we, Union Pacific nor the other underwriters make any representation as to whether any of the projected results included in these written materials will be achieved. We strongly caution you not to place any reliance upon the views expressed in these written communications or the projections included in the preceding paragraph. We have included the projections of the two research analysts in the preceding paragraph only so that all potential investors could know what other potential investors were provided. However, you should not regard the inclusion of these projections in this prospectus as a representation by us, Union Pacific, the underwriters or any other person that the projections will be achieved or that the assumptions or estimates underlying the projections are accurate or reliable.

Finally, these written materials may constitute prospectuses that do not meet the requirements of the Securities Act of 1933. No person who received any such written material should rely upon it in any manner when making a decision to purchase the shares of our common stock in this offering. All potential investors in our common stock should only rely on the information set forth in this prospectus, other than the projections set forth in the first paragraph above. If any of these written materials constitutes a prospectus that does not meet the requirements of the Securities Act of 1933, persons who received such materials, directly or indirectly, and who purchased our shares of common stock in this offering may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common stock or, if they had already sold the stock, attempt to recover losses resulting from their purchase of our shares of common stock.

We may not be able to pay dividends in the future.

Our board of directors currently intends to pay regular quarterly dividends on our common stock at an initial rate of $0.04 per share ($0.16 per share on an annual basis). The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net income, financial condition, cash requirements, future prospects and any other factors deemed relevant by our board of directors. See “Dividend Policy.”

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. Upon completion of the Divestiture Transaction and this offering, assuming that the underwriters do not exercise their over-allotment option, 2,500,000 shares of our common stock will be owned by Union Pacific. We will be party to a registration rights agreement with Union Pacific that will provide Union Pacific with the right to require us to effect the registration of its shares. In addition, if we propose to register any of our shares of common stock under the Securities Act, whether for our own account or otherwise, Union Pacific will be entitled to include its shares of common stock in that registration. Prior to this offering, Union Pacific will have agreed with the underwriters to a “lock-up” period, meaning that Union Pacific may not, other than with respect to shares that it may sell in this offering, sell any of its existing shares of our common stock or exercise any registration rights without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated until 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated waive such an extension. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

The proceeds from this offering will not be available to us.

We will not receive any of the proceeds from the sale of shares by the selling shareholder. Union Pacific, the selling shareholder, will receive all net proceeds from the sale of the shares of our common stock in this offering. Accordingly, the proceeds from this offering will not be available to us to finance our operations, capital expenditures or investment activities.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

22.1

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other trucking companies;

•	changes in general conditions in the U.S. and global economy, financial markets or trucking industry, including those resulting from war, incidents of terrorism or responses to such events;

•	sales of common stock by our directors and executive officers; and

•	the other factors described in these “Risk Factors.”

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Certain provisions of Virginia law, our articles of incorporation and bylaws make a takeover by a third party difficult.

Certain provisions of Virginia law, the state in which we are incorporated, and our articles of incorporation and bylaws could hamper a third party’s acquisition of us, or discourage a third party from attempting to acquire control of us. These provisions include:

•	a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of our common stock. The issuance of the preferred stock could adversely affect the rights and powers, including voting rights, of the holders of the common stock;

•	the requirement in our bylaws that shareholders provide advance notice when nominating our directors;

•	the inability of shareholders to convene a shareholders’ meeting without the chairman of the board, the president or a majority of the board of directors first calling the meeting; and

•	the application of Virginia law prohibiting us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership, unless we meet certain criteria.

These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The Nasdaq National Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to: whether we are fully successful in implementing our financial and operational initiatives; industry competition, conditions, performance and consolidation; legislative and/or regulatory developments; the effects of adverse general economic conditions, both within the United States and globally; any adverse economic or operational repercussions from recent terrorist activities, any government response thereto and any future terrorist activities, war or other armed conflicts; changes in fuel prices; changes in labor costs; labor stoppages; the outcome of claims and litigation; natural events such as severe weather, floods and earthquakes; and other factors described under “Risk Factors.”

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholder. Union Pacific, the selling shareholder, will receive all net proceeds from the sale of the shares of our common stock in this offering.

DIVIDEND POLICY

Our board of directors currently intends to pay regular quarterly dividends on our common stock at an initial rate of $0.04 per share ($0.16 per share on an annual basis). The first dividend is expected to be declared during the first quarter of 2004 and be payable in March 2004. The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, short-term debt and capitalization as of June 30, 2003:

•	on an actual basis; and

•	on a pro forma basis to reflect:

•	the Divestiture Transaction;

•	our entering into our new bank credit facility and our initial borrowings under the facility; and

•	this offering.

The following table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	Pro Forma Adjustments	Pro Forma
	(Thousands of Dollars)
Cash and cash equivalents(1)	$4,390	$8,710	$13,100

Short-term debt(2)	$21,616	$1,000	$22,616

Long-term debt:
Long-term debt, including current portion:
Revolving loan facility(3)	—	3,000	3,000
Term loan	—	125,000	125,000

Total long-term debt	—	128,000	128,000

Common shareholders’ equity:
Common stock, $0.01 par value, 150,000,000 shares authorized, zero shares issued and outstanding actual and 27,913,000 issued and outstanding pro forma	—	279	279
Paid-in surplus	1,242,187	—	1,242,187
Accumulated deficit	(511,684)	(347,646)	(859,330)
Accumulated other comprehensive loss	(83,878)	—	(83,878)

Total common shareholders’ equity	646,625	(347,367)	299,258

Total capitalization	$646,625	$(219,367)	$427,258

(1)	In connection with the Divestiture Transaction, Union Pacific has agreed to provide us with an amount of cash such that, as of the date of the Divestiture Transaction, we will have a cash balance of $13.1 million. The pro forma adjustments reflect this provision.
(2)	Actual amounts represent the liability associated with employee account balances in our employee savings plan. The pro forma adjustments represent a $1.0 million promissory note payable by Overnite Corporation six months following the date of consummation of the Divestiture Transaction, which promissory note will be issued as part of the consideration for the Divestiture Transaction.
(3)	Under the expected terms of our new bank credit facility, we will have a $175.0 million revolving loan facility, of which up to a maximum of $150.0 million will be available for the issuance of letters of credit. See “Bank Credit Facility.”

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical consolidated financial and operating data for Overnite Holding, including its wholly owned subsidiary Overnite, Inc. and its wholly owned subsidiaries Overnite Transportation and Motor Cargo. The selected historical consolidated financial and operating data for Overnite Holding reflects the operations of Motor Cargo from the date of its acquisition on November 30, 2001.

You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Overnite Holding included elsewhere in this prospectus. The selected historical consolidated statement of income data for each of the years in the three year period ended December 31, 2002 and historical consolidated balance sheet data as of December 31, 2001 and 2002 has been derived from the audited consolidated financial statements of Overnite Holding, which are included elsewhere in this prospectus. The selected historical consolidated statement of income data for the year ended December 1998 and 1999 and historical consolidated balance sheet data as of December 31, 1998, 1999 and 2000 has been derived from the unaudited consolidated financial statements of Overnite Holding, which are not included in this prospectus. The summary historical consolidated statement of income data for the six months ended June 30, 2002 and 2003 and the summary consolidated balance sheet data as of June 30, 2002 and 2003 has been derived from the unaudited consolidated financial statements of Overnite Holding, which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Thousands of Dollars)
Statement of Income Data:(1)
Operating revenue	$1,041,248	$1,070,080	$1,138,971	$1,161,913	$1,351,788	$645,935	$713,208
Operating expenses:
Salaries, wages and employee benefits	616,261	650,572	650,006	693,652	807,105	397,519	428,755
Supplies and expenses	76,960	78,876	99,319	97,645	101,985	46,763	60,617
Operating taxes	43,191	43,978	44,724	44,739	50,047	24,701	26,331
Claims and insurance	36,188	35,797	32,089	34,698	43,248	18,729	25,083
Rents and purchased transportation	90,427	95,713	113,636	115,014	145,274	65,989	73,377
Communication and utilities	18,098	18,738	19,936	19,849	20,696	10,235	10,660
Depreciation	45,640	46,329	47,859	47,619	58,526	29,335	28,754
Other	60,314	73,500	77,981	61,595	53,861	23,934	26,039
Goodwill impairment(2)	562,291	—	—	—	—	—	—

Total operating expenses	1,549,370	1,043,503	1,085,550	1,114,811	1,280,742	617,205	679,616

Operating income (loss)	(508,122)	26,577	53,421	47,102	71,046	28,730	33,592
Other income and expense:
Interest income from parent	12,473	15,634	17,742	21,461	19,052	9,295	6,969
Interest expense	836	1,222	892	962	1,183	601	769
Other income (expense)	(1,489)	3,268	556	424	1,456	949	297

Income (loss) before income taxes	(497,974)	44,257	70,827	68,025	90,371	38,373	40,089
Income tax expense(3)	23,803	11,462	27,665	26,524	1,582	15,021	16,058

Net income (loss)	$(521,777)	$32,795	$43,162	$41,501	$88,789	$23,352	$24,031

Other Financial Data:(1)
Operating ratio(4)	148.8%	97.5%	95.3%	95.9%	94.7%	95.6%	95.3%
EBITDA(5)	$(449,346)	$76,174	$101,836	$95,145	$131,028	$59,014	$62,643
Cash provided by operating activities	79,050	83,451	94,499	133,794	6,612	57,028	73,407
Capital expenditures	58,808	54,805	33,259	38,656	64,565	24,167	27,574
Balance Sheet Data (as of period end):
Current assets	$350,057	$387,330	$426,546	$442,561	$407,773	$491,380	$431,364
Properties, net	460,735	459,050	441,463	500,812	499,558	488,557	497,951
Goodwill and intangible assets	—	—	—	13,891	16,232	14,782	16,232
Total assets	843,098	895,394	918,575	968,692	1,030,692	1,012,852	1,050,179
Current liabilities	136,018	161,826	152,320	161,105	176,195	180,688	193,535
Common shareholders’ equity	572,224	589,020	616,182	641,579	631,081	657,588	646,625

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Selected Operating Data:(1)
For the period:
Gross weight hauled (millions of pounds)(6)
LTL	7,965.8	7,948.9	7,509.6	7,513.5	8,693.2	4,243.6	4,474.7
Truckload	452.6	447.5	514.4	492.3	839.0	409.1	399.9

Total	8,418.4	8,396.4	8,024.0	8,005.8	9,532.2	4,652.7	4,874.6

Shipments (000’s)(7)
LTL	7,767.7	7,686.9	7,462.6	7,947.6	9,416.5	4,702.9	4,719.1
Truckload	21.4	21.8	32.0	32.9	65.8	32.2	29.1
Dedicated truckload	69.2	73.5	87.4	61.0	69.3	32.1	40.5

Total	7,858.3	7,782.2	7,582.0	8,041.5	9,551.6	4,767.2	4,788.7

Average length of haul (miles)(8)	754	761	771	785	758	747	776
LTL weight per LTL shipment (pounds)(9)	1,026	1,034	1,006	945	923	902	948
LTL revenue per LTL hundredweight, excluding fuel surcharge(10)	$12.44	$12.69	$13.61	$13.98	$14.01	$13.76	$14.13

As of period end:
Average age of equipment (years)(11)
Tractors	6.6	6.4	6.6	6.4	6.4	N/A	N/A
Trailers	8.4	10.0	10.1	9.7	10.5	N/A	N/A
Tractors owned	4,839	5,143	4,916	5,461	5,694	5,585	5,620
Tractors leased	137	148	317	348	391	331	348
Trailers owned	19,460	19,661	18,586	20,704	20,753	19,990	21,307
Trailers leased	—	—	175	800	844	799	861
Number of service centers	165	166	166	196	204	201	208

(1)	Motor Cargo was acquired on November 30, 2001. Accordingly, the data presented includes a full year of Motor Cargo results for 2002 and one month of Motor Cargo results for 2001.
(2)	Goodwill impairment for the year ended December 31, 1998 resulted from a change in accounting method to value enterprise level goodwill. The change in accounting method was to one using a discounted cash flow model, from an undiscounted cash flow model. This change in accounting method resulted in a one-time impairment charge of $547.7 million and annual amortization of goodwill of $14.6 million. At the time of the revaluation, goodwill was subject to amortization.
(3)	Income tax expense in 2002 includes a one-time benefit of $33.7 million resulting from the Internal Revenue Service’s agreement to allow Union Pacific to deduct a portion of the costs associated with its 1986 acquisition of our company.
(4)	Operating ratio is total operating expenses divided by operating revenue for the period indicated.
(5)	EBITDA represents net income (loss), plus goodwill amortization, plus income tax expense, (minus) interest income from parent, plus interest expense and plus depreciation. We believe EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

EBITDA is calculated in the following manner for each of the periods presented:

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Thousands of Dollars)
Net income (loss)	$(521,777)	$32,795	$43,162	$41,501	$88,789	$23,352	$24,031
Goodwill amortization	14,625	—	—	—	—	—	—
Income tax expense	23,803	11,462	27,665	26,524	1,582	15,021	16,058
Interest income from parent	(12,473)	(15,634)	(17,742)	(21,461)	(19,052)	(9,295)	(6,969)
Interest expense	836	1,222	892	962	1,183	601	769
Depreciation	45,640	46,329	47,859	47,619	58,526	29,335	28,754

EBITDA	$(449,346)	$76,174	$101,836	$95,145	$131,028	$59,014	$62,643

(6)	Gross weight hauled excludes dedicated truckload, as revenue from this service is earned on a per mile basis rather than on a weight basis.
(7)	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading document.
(8)	Average length of haul is computed by dividing the sum of the cubic feet of each shipment times the direct miles between the origin and destination points for each shipment by the cubic feet for all shipments.
(9)	LTL weight per LTL shipment is calculated by dividing total LTL pounds transported by the total number of shipments.
(10)	LTL revenue per hundredweight is the price obtained for transporting 100 pounds of LTL freight from point to point, calculated by dividing the revenue for an LTL shipment, excluding fuel surcharge, by the hundredweight (weight in pounds divided by 100) for a shipment. Fuel surcharges included in operating revenue during the periods presented are as follows:

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Thousands of Dollars)
Fuel surcharge revenue	$458	$4,223	$30,069	$29,496	$24,364	$9,715	$22,573

(11)	Average age of equipment is stated in years, calculated as of December 31 of each year presented based on the model year of the equipment in service.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, as well as the information under the caption “Selected Historical Financial Data.” This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those described under the caption “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading, predominantly non-union provider of LTL transportation services, offering a full spectrum of regional, inter-regional and long-haul LTL services nationwide. In addition to our core LTL service, we also provide our customers with a number of additional value-added LTL services, including expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. Our LTL services (including fuel surcharges associated with these services) accounted for approximately 92% of our operating revenue in 2002. We also provide customers with full truckload service, which includes both premium-service dedicated truckload transportation in select markets, as well as truckload delivery on our backhaul lanes. Our truckload services (including fuel surcharges associated with these services) accounted for approximately 8% of our operating revenue in 2002. We serve a diverse customer base through a network of 208 service centers located near metropolitan centers. We draw customers from varying industries and geographic markets, including customers in the retail, chemical, automotive, electronics and furniture industries.

Overnite Transportation was founded in 1935, became a public company in 1957 and was acquired by Union Pacific in 1986. We currently provide our services under two established brand names: Overnite Transportation and Motor Cargo. Overnite Transportation, our primary carrier brand, is a nationwide LTL carrier, providing regional, inter-regional and long-haul LTL service. Motor Cargo, which was acquired in November 2001, is a regional LTL transportation provider, primarily serving the western United States, including Alaska and Hawaii, as well as select markets in Canada. We compete with regional, inter-regional and long-haul LTL carriers and, to a lesser extent, with truckload carriers, railroads and overnight delivery companies. Our major competitors within the LTL industry include Arkansas Best Corporation, CNF, Inc., FedEx Freight, Old Dominion Freight Line, Inc., Roadway Corporation, USFreightways and Yellow Corporation.

After strong growth throughout the 1990s, the LTL trucking industry began experiencing lower demand for transportation services during the second quarter of 2001, and demand continued to decline after the September 11, 2001 terrorist attacks and the resulting economic uncertainty. In addition, LTL transportation service providers began facing increased costs during 2001, particularly due to liability insurance and health insurance. During this period, we continued to implement our long-term strategy for growth through improved service, cost control and yield improvement. We enhanced the quality of our services and announced reduced transit times by one day or more on over 3,100 of the 58,564 lanes served by Overnite Transportation in 2001. We also completed the expansion of our Columbus, Ohio service center and built a new service center in Raleigh, North Carolina. In addition, during 2001, we replaced a portion of our fleet by placing in service 432 tractors and 608 trailers. On November 30, 2001, Motor Cargo was acquired, providing us with an established regional service base and extended coverage in the western United States.

In 2002, we continued to focus on supplementing our regional LTL service with premium long-haul capability. In addition, we significantly enhanced the quality of our service product, reducing transit times by one day or more on over 4,800 of the 55,696 lanes served by Overnite Transportation. Motor Cargo served 2,025 lanes in 2002. In 2002, we upgraded our fleet with the acquisition of 539 tractors and 1,452 trailers. The LTL trucking industry continued to experience pressures of higher costs for liability insurance and health insurance during 2002, while the general economy recovered marginally as compared to the prior year.

During the third quarter of 2002, Consolidated Freightways Corporation, which at the time was the third largest LTL carrier in the United States with approximately $2.2 billion in consolidated revenue for the year ended December 31, 2001, declared bankruptcy and ceased operations. The closure of Consolidated Freightways, which was primarily a long-haul carrier, provided opportunities for us to capture additional sales from former Consolidated Freightways customers. We estimate that revenue from former Consolidated Freightways customers amounted to approximately $20 million during the first four months after the bankruptcy.

During 2002, we were also able to resolve a number of key labor issues. On October 24, 2002, the Teamsters discontinued a three-year nationwide strike of Overnite Transportation without obtaining any contract or concessions from us. Commencing in July 2002, Overnite Transportation employees began to decertify the Teamsters as their collective bargaining representatives at Overnite Transportation service centers. This decertification process has resulted in the Teamsters losing representation rights at all of the 26 Overnite Transportation service centers where they had previously gained certified representation rights, meaning that the Teamsters are no longer acting as the collective bargaining representative for employees at these locations. As a result of the successful resolution of the Teamsters’ strike and the decertifications, the Teamsters’ campaign to organize the employees of Overnite Transportation has ended at this time and management’s attention is no longer diverted by these issues. While we were able to achieve positive results during this period, both the Teamsters’ organizing efforts and the strike significantly limited our growth opportunities by hindering our operating efficiency and generating customer concerns about labor strife and its possible impact on service reliability. With the strike and the Teamsters’ organizing efforts resolved, we will now be able to increase our focus on enhancing customer relationships, generating new sales and improving the quality and efficiency of our services. While the Teamsters no longer represent any of our Overnite Transportation employees, the Teamsters represent employees at two Motor Cargo service centers located in Salt Lake City, Utah and Reno, Nevada, constituting approximately 11% of the total Motor Cargo workforce at 37 service centers. However, these employees are not subject to the terms of the National Master Freight Agreement, which was entered into by the Teamsters and a number of national LTL carriers in 2003. On September 15, 2003, employees at Motor Cargo’s Reno service center filed a petition to decertify the Teamsters as their collective bargaining representative. At the decertification election held on October 23 and 24, 2003, employees at Motor Cargo’s Reno service center voted to retain the Teamsters as their collective bargaining representative.

We derive our operating revenue from: (1) LTL service; (2) truckload service; and (3) fuel surcharges. Our core LTL service consists of shipments under 10,000 pounds. We supplement our core LTL service by offering additional value-added LTL services, such as expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. Operating revenue for our LTL service varies depending upon the weight hauled during the period and our average revenue per hundredweight for the period. Revenue per hundredweight, which is sometimes referred to as “LTL rate factor,” will vary for each shipment based upon the commodities shipped, the weight of the shipment, the distance goods are transported and the type of service performed.

Our truckload service consists of shipments over 10,000 pounds and includes truckload shipments carried on our backhaul lanes as well as our dedicated truckload service. As with our operating revenue for our LTL service, our operating revenue for backhaul truckload service varies depending upon weight hauled and revenue per hundredweight. However, the pricing for truckload service is different than the pricing for our LTL services and, accordingly, is not included in our LTL rate factor. Through our dedicated truckload service, provided by the Special Services Division of Overnite Transportation, we offer dedicated truckload transportation to customers on a contractual basis in select markets. Operating revenue for dedicated truckload service is generated primarily on the basis of routes and mileage rather than weight transported. As the factors affecting the revenue generated by our dedicated truckload service differ from those that affect our LTL service revenue, we also do not include dedicated truckload revenue in our LTL rate factor.

The majority of our service contracts with customers provide for fuel surcharges. When fuel costs exceed our planned levels, we charge a portion of the higher costs to our customers through these surcharges. We record these fuel surcharges as operating revenue.

Operating expenses consist of (1) salaries, wages and employee benefits, (2) supplies and expenses, (3) operating taxes, (4) claims and insurance, (5) rents and purchased transportation, (6) communication and utilities, (7) depreciation and (8) other expenses. The following sets forth the components of these expenses:

•	Salaries, wages and employee benefits are the primary component of our operating expenses. While a majority of these costs vary with tonnage levels, portions of these costs, such as expenses associated with sales, marketing and general and administrative personnel, are relatively fixed. Recent increases in expenditures for employee benefits have been driven by increased costs for healthcare and pension benefits.

•	Supplies and expenses include the cost of fuel, maintenance of equipment and operating supplies.

•	Operating taxes include those paid on fuel consumption, excise taxes on tires, sales taxes, highway use taxes, vehicle registrations and personal property and real estate taxes assessed against our equipment and facilities.

•	Claims and insurance primarily consist of costs associated with cargo claims, insurance premiums and self-insurance retention.

•	Rents and purchased transportation include expenses incurred for transportation services provided by railroad and truckload carriers, overseas carriers, local cartage agencies and short-term equipment rental, as well as real estate rental fees and computer equipment rental fees.

•	Communication and utilities expenses include line-based and cellular telephone communications, as well as electricity, water, heat and sewerage services provided to our facilities.

•	Depreciation expense includes the amortization of the installed cost of fixed assets, over the life assigned to the individual assets, and the gain or loss on the sale of revenue equipment (trucks, tractors and trailers).

•	Other expenses include employee travel, commissions, temporary and contract labor, computer hardware and software maintenance, security and guard service, the provision for uncollectible receivables, professional fees and environmental consulting and remediation expenses, as well as other non-classified expenses.

Historically, we have evaluated our performance, including comparisons to competitors in our industry, by reference to our “operating ratio.” Operating ratio is calculated by dividing total operating expenses by operating revenue, expressed as a percentage of operating revenue.

Other income and expense items consist of intercompany interest income, interest expense, income tax expense and minor non-operating items. Intercompany interest is earned at an annual rate of 7.5% calculated based on the monthly balance of net advances to Union Pacific. Our intercompany balance represents the accumulated cash deposited with Union Pacific in excess of operating and capital investment cash requirements.

Motor Cargo Acquisition

On November 30, 2001, Union Pacific acquired 99.7% of the outstanding capital stock of Motor Cargo. The acquisition of Motor Cargo was completed on February 14, 2002, at which time the remaining 0.3% of outstanding capital stock of Motor Cargo was acquired. Immediately following the acquisition, Union Pacific transferred Motor Cargo to us as a wholly owned subsidiary. The purchase price of $90.5 million included the assumption of $14.5 million in current liabilities, $6.7 million in deferred tax liability and $1.0 million in other debt. Fair value adjustments increased the recorded value of land by $6.7 million and buildings and improvements by $4.1 million. Fair value adjustments increased the recorded value of Motor Cargo pension obligations by $1.7 million and deferred tax liabilities by $4.9 million. The preliminary estimate of goodwill as of December 31, 2001 of $13.9 million was adjusted to $13.2 million as of December 31, 2002 as information relating to the fair value of assets and liabilities was determined with the assistance of independent appraisers and actuaries. An indefinitely-lived intangible asset for the Motor Cargo brand name in the amount of $3.0 million was recognized as part of the acquisition.

As of December 31, 2002, Motor Cargo operated 34 service center facilities in the western United States and had 1,826 full time and part time employees. Motor Cargo employees at facilities located in Reno, Nevada and Salt Lake City, Utah are represented by the Teamsters, with current contracts terminating on December 1, 2003 and December 1, 2005, respectively. Although the contracts cover most of the employees at these two facilities, less than half of these covered employees are union members. The two agreements exclude any pension requirements and only the Reno contract requires employees to be included in union supported healthcare coverage.

For the year ended December 31, 2002, Motor Cargo had operating revenue of $143.6 million and operating expenses of $133.6 million, resulting in operating income of $10.0 million and an operating ratio of 93.1%. We intend to operate Motor Cargo separately from Overnite Transportation and maintain its separate corporate and marketing identity, although the sales force of each company sells the capabilities and services of the combined entity. There are no current plans to merge any of the operating facilities or integrate any of the operating employees of Overnite Transportation and Motor Cargo, but over time, there may be some efficiencies realized from combining some administrative functions. Accordingly, we currently report our financial results in two segments: Overnite Transportation and Motor Cargo.

Effects of the Separation from Union Pacific and this Offering

Since 1986, we have been a wholly owned subsidiary of Union Pacific. Although we have operated as a separate business, distinct from Union Pacific’s other activities, we have relied on Union Pacific for certain support functions, as well as financial support. Following the Divestiture Transaction and this offering, which will effect our separation from Union Pacific, we will no longer receive interest income from Union Pacific, which accounted for $19.1 million of interest income in 2002, and we expect to incur certain costs in connection with operating as a stand-alone company that will exceed the costs that are currently incurred or are charged to us by Union Pacific. We currently estimate that we will incur approximately $9.1 million per year of incremental operating expenses as a result of becoming a stand-alone public company. These stand-alone costs include certain administrative costs for services currently performed for us by Union Pacific, such as cash management, internal audit and information technology, as well as other incremental costs we will incur, including SEC compliance, insurance, corporate secretary, shareholder relations, government relations and non-employee director costs. In addition, we will incur indebtedness under our new bank credit facility in order to make a payment to Union Pacific in connection with the Divestiture Transaction, and we may incur future indebtedness as may be necessary to finance working capital, capital expenditures, other general corporate purposes and to support letters of credit. As a result of these factors, our historical consolidated financial statements may not be indicative of the financial position and results of operations that we would have attained if we had been an independent stand-alone company as of the end of or during the periods presented or that may occur in the future. See “Risk Factors—Risks Related to Our Business—We will face increased expenses as a stand-alone company,” “The Divestiture Transaction” and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

Currently, our employees participate in various Union Pacific incentive and retention stock plans and our historical results of operations include the expense associated with these plans. These plans are subject to various vesting and service requirements. Immediately prior to the Divestiture Transaction and this offering, Union Pacific will waive the vesting and employment requirements under certain of these plans for our employees. As a result, one-time costs of approximately $7.1 million will be recorded by us in the period in which this offering is consummated. These one-time costs have not been reflected in the adjustments in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus and will not have a continuing effect on our financial results in future periods, except for the one-time charge associated with these costs. In addition, we intend to adopt an incentive compensation plan. The expenses associated with this plan for future periods are not calculable at this time, and will not be calculable until grants or awards are made under the plan, but we do not expect these expenses to be materially different from the expenses we incur with respect to the current Union Pacific plans.

In connection with this offering, we also intend to award 20 shares of our common stock to each of our  full-time employees and 10 shares of our common stock to each of our part-time employees who have been employed by us for at least twelve months before the completion of this offering. We expect to grant these awards before January 1, 2004. These shares will vest and become transferable immediately upon grant of the awards. The award of the shares to employees who are represented by the Teamsters is subject to bargaining with the Teamsters. Based upon the number of full-time employees as of July 1, 2003 and part-time employees who  were employed by us for at least twelve months before July 1, 2003, we anticipate awarding an aggregate  amount of approximately 260,000 shares of our common stock to these employees. This award will result in one-time costs of $5.0 million, which will be recorded in the period in which the awards are made. In addition, incentive compensation expense recorded in our historical financial results, including for the six months ended June 30, 2003, was based upon an assumption that our executives would participate in Union Pacific’s bonus plan and Premium Exchange Program, or PEP. The PEP allows executives to defer all or a portion of annual bonus awards in exchange for retention stock units subject to a three-year vesting schedule. As a result of the Divestiture Transaction and this offering, our executives will no longer participate in the PEP and amounts previously accounted for as being deferred under the PEP will be accrued as operating expense in 2003. As a result, costs of approximately $1.2 million will be recorded in the period the offering is consummated. The one-time costs associated with the share awards to our employees and the accrual of bonus awards previously deferred under the PEP have not been included in the adjustments in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus and will not have a continuing effect on our financial results in future periods, except for the one-time charge associated with these costs.

Results of Operations

The following table sets forth certain statement of income data expressed as a percentage of operating revenue. Our results of operations for 2001 include Motor Cargo’s operating results from November 30, 2001 to December 31, 2001. Our results of operations for 2002 include the full year impact of Motor Cargo.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Operating revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses
Salaries, wages and employee benefits	57.1	59.6	59.8	61.5	60.1
Supplies and expenses	8.7	8.4	7.5	7.2	8.5
Operating taxes	3.9	3.9	3.7	3.8	3.7
Claims and insurance	2.8	3.0	3.2	3.0	3.5
Rents and purchased transportation	10.0	9.9	10.7	10.3	10.3
Communication and utilities	1.8	1.7	1.5	1.6	1.5
Depreciation	4.2	4.1	4.3	4.5	4.0
Other	6.8	5.3	4.0	3.7	3.7

Total operating expenses(1)	95.3	95.9	94.7	95.6	95.3

Operating income(2)	4.7	4.1	5.3	4.4	4.7
Other income and expense
Interest income from parent	1.6	1.8	1.4	1.4	1.0
Interest expense	0.1	0.0	0.1	0.0	0.1
Other income	0.0	0.0	0.1	0.1	0.0

Income before income taxes	6.2	5.9	6.7	5.9	5.6
Income taxes	2.4	2.3	0.1	2.3	2.2

Net income	3.8%	3.6%	6.6%	3.6%	3.4%

(1)	Total operating expenses as a percentage of operating revenue, as presented in this table, is also referred to as our operating ratio.
(2)	Operating income as a percentage of operating revenue, as presented in this table, is also referred to as our operating margin.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Operating Revenue.    Operating revenue was $713.2 million during the first six months of 2003, an increase of $67.3 million, or 10.4%, from $645.9 million in the first six months of 2002. This increase resulted from an increase in volume, which contributed approximately $31.7 million in additional operating revenue, and revenue per hundredweight in our LTL sector, which contributed approximately $16.5 million in additional operating revenue. The increase in operating revenue in the first six months of 2003 was also due to increased volume in our dedicated truckload service, which accounted for approximately $6.9 million of the increase in operating revenue, and a $12.9 million increase in revenue from fuel surcharges. In terms of volume, LTL tonnage shipped was 4,475 million pounds during the first six months of 2003, an increase of 231 million pounds, or 5.4%, from 4,244 million pounds shipped during the first six months of 2002. The closure of Consolidated Freightways in September 2002 was a primary driver of the increase in LTL tonnage. Our LTL rate factor excluding fuel surcharge was $14.13 during the first six months of 2003, an increase of 2.7% from $13.76 during the first six months of 2002. This increase in rate factor was primarily a result of our annual rate increase announced in July 2002 and a 3.9% increase in our average length of haul from 747 miles in the first six months of 2002 to 776 miles in the first six months of 2003. Our ability to retain this price increase will be dependent upon the overall pricing environment, which has strengthened after the closure of Consolidated Freightways. The $6.9 million, or 29.3%, increase in operating revenue from our dedicated truckload service resulted primarily from a 26.2% increase in shipments as a result of the addition of a significant customer that elected to outsource the management of its private fleet with us. We expect the shipments gained from this customer to continue in the near term, and we will continue to look for additional dedicated truckload customers. Operating revenue from fuel surcharges was $22.6 million during the first six months of 2003, an increase of $12.9 million, or 132.4%, from $9.7 million during the first six months of 2002, as a result of increased fuel costs in the current year period. Our truckload service and other revenue sources together combined for a net decrease in revenue of $0.7 million, on lower volume.

Operating revenue at Overnite Transportation was $637.1 million in the first six months of 2003, an increase of $58.6 million, or 10.1%, from $578.5 million in the first six months of 2002. This increase resulted from a 4.8% increase in LTL volume from 3,785 million pounds in the first six months of 2002 to 3,966 million pounds in the first six months of 2003. This increase in volume contributed approximately $25.3 million in additional operating revenue. The LTL rate factor excluding fuel surcharge at Overnite Transportation increased by 3.0% from $13.92 in the first six months of 2002 to $14.34 in the first six months of 2003. This rate factor increase contributed approximately $16.8 million in additional operating revenue. Operating revenue from our dedicated truckload service increased by $6.9 million, or 29.3%, resulting primarily from a 26.3% increase in volume. Operating revenue from fuel surcharges was $20.4 million during the first six months of 2003, an increase of $11.6 million, or 131.8%, from $8.8 million in the first six months of 2002, as a result of increased fuel costs in the current period. Our truckload service and other revenue sources together combined for a net decrease of $2.0 million, on lower volume.

Operating revenue at Motor Cargo was $76.1 million in the first six months of 2003, an increase of $8.7 million, or 12.9%, from $67.4 million in the first six months of 2002. This increase was primarily the result of a 10.4% increase in volume compared to the comparable period of 2002.

Operating Expenses.    Operating expenses were $679.6 million in the first six months of 2003, an increase of $62.4 million, or 10.1%, from $617.2 million in the comparable period of 2002. Operating expenses at Overnite Transportation were $607.1 million for the first six months of 2003, an increase of $53.3 million, or 9.6%, from $553.8 million in the comparable period of 2002. Operating expenses at Motor Cargo were $72.5 million for the first six months of 2003, an increase of $9.1 million, or 14.4%, from $63.4 million in the comparable period of 2002.

Salaries, wages and employee benefits were $428.8 million in the first six months of 2003, an increase of $31.3 million, or 7.9%, from $397.5 million in the comparable period of 2002. Salaries, wages and employee benefits as a percentage of operating revenue were 60.1% in the first six months of 2003 compared to 61.5% for the comparable period of 2002. Salaries and wages were $300.0 million in the first six months of 2003, an increase of $19.8 million, or 7.1%, from $280.2 million in the comparable period of 2002. The increase in salaries and wages was due to wage inflation and a 4.0% increase in the average number of employees over the period. The increase in the number of employees was primarily due to the increase in LTL tonnage shipped. Employee benefits were $128.8 million in the first six months of 2003, an increase of $11.5 million, or 9.8%, from $117.3 million in the comparable period of 2002. Employee benefit expenses were primarily affected by pension and health care cost increases. Expenses related to pension and other post retirement benefits were $21.3 million in the first six months of 2003, an increase of $5.1 million, or 31.5%, from $16.2 million in the comparable period of 2002. This increase was primarily attributable to the lower than expected returns on pension assets and declines in interest rates. In addition, the cost of healthcare benefits for active employees was $38.1 million in the first six months of 2003, an increase of $3.5 million, or 10.1%, from $34.6 million in the comparable period of 2002. We expect the trend of increases in wages and employee benefit expenses to continue in future periods to the extent volumes increase or the overall market costs for wages and health care continue to increase. Further, changes in discount rates and returns on plan assets would contribute to changes in pensions cost.

Supplies and expenses were $60.6 million in the first six months of 2003, an increase of $13.8 million, or 29.6%, from $46.8 million in the comparable period of 2002. Supplies and expenses as a percentage of operating revenue increased to 8.5% in the first six months of 2003 from 7.2% in the comparable period of 2002. The increase was primarily due to the increase in the cost of fuel, which added $10.8 million in incremental expenses. Fuel expense was higher in the first six months of 2003 as a result of higher fuel prices during the period ($0.96 per gallon average in the first six months of 2003 compared to $0.68 per gallon average in the comparable period of 2002, including transportation costs and excluding taxes) and as a result of an increase in gallons consumed. Difficult weather conditions during the first three months of 2003 also contributed to a decrease in fuel efficiency. All hedging positions related to fuel expired on March 31, 2003, and were not renewed or replaced. Approximately 18% of our fuel consumption during the first three months of 2003 was hedged at an average of $0.58 per gallon, excluding taxes, transportation costs and regional pricing spreads. Fuel expense in future periods will vary depending upon the market price for fuel and the level of our fuel consumption, which generally increases to the extent we experience increases in volume. Maintenance and facilities supplies expenses were $28.5 million in the first six months of 2003, an increase of $3.0 million, or 11.8%, from $25.5 million in the comparable period of 2002. We expect this level of maintenance and facilities supply expense to continue in the near term.

Operating taxes were $26.3 million in the first six months of 2003, an increase of $1.6 million, or 6.6%, from $24.7 million in the comparable period of 2002. Operating taxes as a percentage of operating revenue decreased from 3.8% in the first six months of 2002 to 3.7% in the first six months of 2003. The increase in operating taxes was primarily attributable to the 4.5% increase in miles driven in the first six months of 2003 compared to the comparable period of 2002.

Claims and insurance expenses were $25.1 million in the first six months of 2003, an increase of $6.4 million, or 33.9%, from $18.7 million in the comparable period of 2002. Claims and insurance expenses as a percentage of operating revenue increased from 3.0% the first six months of 2002 to 3.5% in the first six months of 2003. We increased our provision for losses resulting from injury and property damage by $4.4 million during the first six months of 2003 as a consequence of expected damage awards and accidents related to the severe winter weather conditions in the first three months of the year. Our provision for cargo losses increased by $1.3 million, or 10.7%, during the first six months of 2003 partly as a result of increased volume. Other insurance expenses increased by $0.7 million.

Rents and purchased transportation expenses were $73.4 million in the first six months of 2003, an increase of $7.4 million, or 11.2%, from $66.0 million in the comparable period of 2002. Rents and purchased transportation expenses as a percentage of operating revenue were 10.3% of operating revenue in the first six months of both 2003 and 2002. Transportation services provided by rail carriers were $13.5 million for the first six months of 2003, a decrease of $0.3 million, or 2.2%, from $13.8 million in the comparable period of

2002. Services provided by other carriers were $19.8 million in the first six months of 2003, an increase of $3.4 million, or 20.7%, from $16.4 million in the comparable period of 2002. The use of temporary, short term rental of drivers (with and without equipment) to supplement our delivery operations was $9.6 million in the first six months of 2003, an increase of $1.1 million, or 12.9%, from $8.5 million in the comparable period of 2002. The increase in carrier services reflects efforts to handle the increased tonnage shipped as a result of the closure of Consolidated Freightways in September 2002. Furthermore, as we expect to retain the tonnage gained as a result of the closure of Consolidated Freightways, the services provided for us by other carriers are expected to remain relatively unchanged as a percentage of operating revenue. Local cartage delivery costs were $17.8 million in the first six months of 2003, an increase of $3.3 million, or 22.8%, from $14.5 million in the comparable period of 2002, primarily as a result of higher activity and higher fuel costs. Building, office and equipment rents were $6.1 million in the first six months of 2003 and 2002. Other rental expenses decreased by $0.1 million from the comparable period of 2002.

Communication and utilities expenses were $10.7 million in the first six months of 2003, an increase of $0.5 million, or 4.2%, when compared to $10.2 million in the first six months of 2002. Communication and utilities expenses were 1.5% of operating revenue in the first six months of 2003, a slight decrease from 1.6% in the first six months of 2002.

Depreciation expense was $28.8 million in the first six months of 2003, a decrease of $0.5 million, or 2.0%, from $29.3 million in the comparable period of 2002.

Other expenses were $26.0 million in the first six months of 2003, an increase of $2.1 million, or 8.8%, from $23.9 million in the comparable period of 2002. Employee business travel expenses were $5.7 million in the first six months of 2003, an increase of $0.8 million, or 16.3%, from $4.9 million in the comparable period of 2002, reflecting our increased marketing and sales activity to secure customers primarily related to the closure of Consolidated Freightways. Commissions and fees paid were $1.6 million in the first six months of 2003, an increase of $0.2 million, or 14.3%, from $1.4 million in the comparable period of 2002. Unfavorable weather conditions increased our snow removal and outside services at our locations by $0.3 million compared to the comparable period of 2002. Significant progress was made on the collection of our aged accounts receivable and therefore we reduced our provision for bad debt by $3.1 million, compared to the comparable period of 2002. Legal fees increased by $3.5 million as 2002 expenses included the favorable settlement of labor-related matters that decreased our costs by $4.0 million. Other miscellaneous items included in other operating expense increased by $0.4 million in the first six months of the year compared to the comparable period of 2002.

Operating Income.    Operating income was $33.6 million in the first six months of 2003, an increase of $4.9 million, or 16.9%, from $28.7 million in the comparable period of 2002. Our operating ratio improved to 95.3% in the first six months of 2003, compared to 95.6% in the comparable period of 2002. Operating income at Overnite Transportation was $30.0 million in the first six months of 2003, an increase of $5.3 million, or 21.5%, from $24.7 million in the comparable period of 2002. The operating ratio for Overnite Transportation was 95.3% in the first six months of 2003, compared to 95.7% in the comparable period of 2002. Operating income at Motor Cargo was $3.6 million, a decrease of $0.4 million, or 11.0%, from $4.0 million in the comparable period of 2002. The operating ratio for Motor Cargo was 95.3% in the first six months of 2003, compared to 94.0% in 2002.

Other Income and Expense Items.    Intercompany interest income was $7.0 million in the first six months of 2003, a decrease of $2.3 million, or 25.0%, from $9.3 million in the comparable period of 2002. This decrease resulted from the decrease in cash advances to Union Pacific as a result of pension contributions of $126.5 million in the second half of 2002 and $30.3 million in the first six months of 2003. Following this offering and our separation from Union Pacific, we will no longer receive interest income from Union Pacific in future periods.

Income Taxes.    Income taxes were $16.1 million in the first six months of 2003, at an effective tax rate of 40.1%, compared to $15.0 million in the comparable period of 2002, at an effective tax rate of 39.1%. The tax rate in the first six months of 2003 reflects an increase in the effective tax rate related to state taxes.

Net Income.    As a result of the foregoing, net income was $24.0 million in the first six months of 2003, an increase of $0.6 million, or 2.9%, from $23.4 million in the comparable period of 2002. Overnite Transportation contributed $21.6 million in net income in the first six months of 2003, compared to $20.9 million in net income in the comparable period of 2002. Motor Cargo contributed $2.4 million of net income in the first six months of 2003 and $2.5 million in net income in the comparable period of 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenue.    Operating revenue was $1,351.8 million in 2002, an increase of $189.9 million, or 16.3%, from $1,161.9 million in 2001. This increase in operating revenue resulted primarily from the full year impact in 2002 of the Motor Cargo acquisition, which contributed approximately $133.5 million in incremental operating revenue for the period. The remaining $56.4 million of the increase was primarily attributable to a $55.4 million, or 5.3%, increase in LTL operating revenue of Overnite Transportation, from $1,043.1 million in 2001 to $1,098.5 million in 2002. This improvement was primarily the result of a 3.9% increase in volume at Overnite Transportation from 7,448 million pounds in 2001 to 7,741 million pounds in 2002. The LTL rate factor at Overnite Transportation excluding fuel surcharge increased marginally from $14.01 in 2001 to $14.19 in 2002. The closure of Consolidated Freightways contributed significantly to this increase in volume, accounting for an estimated $20.0 million of our increase in LTL operating revenue. In addition, dedicated truckload and truckload services at Overnite Transportation generated operating revenue of $87.7 million in 2002, an increase of $8.4 million, or 10.6%, from $79.3 million in 2001 as the number of shipments increased 13.7% in 2002 as compared to 2001. Operating revenue from fuel surcharges at Overnite Transportation was $22.0 million in 2002, a decrease of $7.4 million, or 25.2%, from $29.4 million in 2001, due to lower fuel prices.

Operating Expenses.    Operating expenses were $1,280.7 million in 2002, an increase of $165.9 million, or 14.9%, from $1,114.8 million in 2001.

Salaries, wages and employee benefits were $807.1 million in 2002, an increase of $113.4 million, or 16.4%, from $693.7 million in 2001. As a percentage of operating revenue, salaries, wages and employee benefits increased from 59.6% in 2001 to 59.8% in 2002. The largest component of the increase in salaries, wages and employee benefits was the full year impact in 2002 of the Motor Cargo acquisition, as salaries, wages and employee benefits for Motor Cargo employees contributed $69.4 million of incremental expenses. The remaining increase of $44.0 million was primarily due to wage and benefit inflation and increased volume at Overnite Transportation, partially offset by a 2% decrease in the number of full time equivalent employees. Salaries and wages expenses at Overnite Transportation was $511.9 million in 2002, an increase of $18.9 million, or 3.8%, from $493.0 million in 2001. Expenses related to pension and other postretirement benefits at Overnite Transportation were $35.8 million in 2002, an increase of $15.0 million, or 72.1%, from $20.8 million in 2001. This increase was primarily attributable to the lower than expected returns on pension assets and declines in interest rates. Further, the cost of healthcare benefits for active employees at Overnite Transportation was $60.7 million in 2002, an increase of $3.9 million, or 6.9%, from $56.8 million in 2001, as a result of higher healthcare costs and premiums related to HMOs. Expenses for vacation and other paid absences were $54.9 million in 2002, an increase of $3.4 million, or 6.6% from $51.5 million in 2001. Other benefits increased by $2.8 million in 2002, or 4.2%, in line with salary and wage increases.

Supplies and expenses were $102.0 million in 2002, an increase of $4.4 million, or 4.4%, from $97.6 million in 2001. Supplies and expenses as a percentage of operating revenue declined from 8.4% in 2001 to 7.5% in 2002. The dollar increase in supplies and expenses was due to the acquisition of Motor Cargo, which added $11.5 million in incremental expenses. This was offset by a decrease in supplies and expenses at Overnite Transportation of $7.1 million. This decrease was primarily attributable to a decrease in fuel expense of $5.4 million, or 11.6%, in 2002 as compared to 2001. Fuel expense was lower in 2002 as a result of lower fuel prices during the year ($0.74 per gallon average in 2002 compared to $0.82 per gallon average in 2001, including transportation costs and excluding taxes) and as a result of a 2.7% reduction in gallons consumed. Miles driven by Overnite Transportation decreased 1.9% in 2002 compared to 2001. During 2002, we hedged approximately

16% of our fuel consumption for 2002 at an average of $0.58 per gallon, excluding taxes, transportation costs and regional pricing spreads. Hedging activities reduced fuel expense in 2002 by $1.2 million. Maintenance and facilities supplies expenses decreased $1.7 million, or 3.4%, from $49.9 million in 2001 to $48.2 million in 2002.

Operating taxes were $50.0 million in 2002, an increase of $5.3 million, or 11.9%, from $44.7 million in 2001. Operating taxes as a percentage of revenue decreased from 3.9% in 2001 to 3.7% in 2002. The increase in operating taxes was solely attributable to the full year impact in 2002 of the Motor Cargo acquisition.

Claims and insurance expenses were $43.2 million in 2002, an increase of $8.5 million, or 24.6%, from $34.7 million in 2001. This increase was partly due to the full year impact in 2002 of the Motor Cargo acquisition, which contributed approximately $3.7 million of incremental claims and insurance expense. We also experienced a $4.8 million increase due to higher personal injury and insurance expenses. Higher insurance expenses reflect higher premiums and higher amounts that we will be responsible for under our self insurance program. For example, the self insured retention factor for automobile liability insurance was increased to $5.0 million in 2002 from $2.0 million in 2001.

Rents and purchased transportation expenses were $145.3 million in 2002, an increase of $30.3 million, or 26.3%, from $115.0 million in 2001. Rents and purchased transportation expenses as a percentage of operating revenue increased from 9.9% of operating revenue in 2001 to 10.7% of operating revenue in 2002. This increase was partly due to the full year impact in 2002 of the Motor Cargo acquisition, which contributed approximately $16.3 million of incremental rents and purchased transportation expenses. Additionally, transportation services at Overnite Transportation provided by rail carriers increased by $4.8 million, or 17.8%, from $26.9 million in 2001 to $31.7 million in 2002. Services provided by other trucking carriers increased by $9.2 million, or 32.7%, from $28.1 million in 2001 to $37.3 million in 2002. The cost of short-term equipment rental with drivers and contract labor was $5.3 million in 2002, an increase of $1.6 million, or 43.2%, from $3.7 million in 2001. These increases were due primarily to the increased use of contract transportation and the cost of additional transportation services required to absorb the volume from the closure of Consolidated Freightways. Partially offsetting the increase in rents and purchased transportation expenses were cost savings on local cartage delivery costs, which declined $0.5 million, or 1.8%, from $27.4 million in 2001 to $26.9 million in 2002, as a result of negotiated lower rates and lower usage. As of December 31, 2002, we leased 62 of our 204 service centers. The cost of building, computer and office equipment rent increased by $0.4 million, or 4.7%, from $8.6 million in 2001 to $9.0 million in 2002. Other rents and purchased transportation expenses decreased by $1.5 million from 2001.

Communication and utilities expenses were $20.7 million in 2002, an increase of $0.9 million, or 4.3%, from $19.8 million in 2001. Communication and utilities expenses as a percentage of operating revenue were 1.7% in 2001, as compared to 1.5% in 2002. The increase in communication and utilities expenses was primarily due to the full year impact in 2002 of the Motor Cargo acquisition, which contributed $2.5 million of incremental expenses. This increase was partially offset by lower utility expenses resulting from the reduced cost of natural gas for heating purposes and the reduced costs for electricity.

Depreciation expenses were $58.5 million in 2002, an increase of $10.9 million, or 22.9%, from $47.6 million in 2001. The increase was primarily attributable to the acquisition of Motor Cargo, which contributed approximately $8.7 million of incremental depreciation expenses, as well as to the additional depreciation arising from the purchase of new equipment by Overnite Transportation, which contributed to the balance of the increase.

Other expenses were $53.9 million in 2002, a decrease of $7.7 million, or 12.6%, from $61.6 million in 2001. Significant progress was made on various labor issues reducing our consulting, legal and security costs by $3.2 million in 2002 as compared to 2001. We also benefited from the favorable settlement of labor-related matters that decreased costs by $4.0 million. Employee travel expenses also decreased $2.8 million partially as a result of our improved labor situation. Additional savings were recognized by the “insourcing” of computer programmers, which saved us $3.5 million in 2002, when compared to 2001, as well as a general reduction of $0.7 million of other expenses. These decreases were partially offset by $6.5 million of additional expenses attributable to the full year contribution of Motor Cargo.

Operating Income.    Operating income was $71.0 million in 2002, an increase of $23.9 million, or 50.8%, from $47.1 million in 2001, with $9.6 million of this increase related to the full year contribution of Motor Cargo. Our operating ratio improved to 94.7% in 2002, as compared to 95.9% in 2001.

Other Income and Expense Items.    Interest income was $19.1 million in 2002, a decrease of $2.4 million, or 11.2%, from $21.5 million in 2001. This decrease reflected the reduction in the balance in our cash advance to Union Pacific as a result of the acquisition of Motor Cargo and the contribution of $126.5 million in cash to our pension plans in late 2002. Other income was $1.5 million, an increase of $1.1 million from $0.4 million in 2001, due to changes in currency gains, gain on the sales of real estate and interest income.

Income Taxes.    Income taxes were $1.6 million in 2002, at an effective tax rate of 1.8%, compared to $26.5 million in 2001, at an effective tax rate of 39.0%. The tax rate in 2002 reflects a resolution with the Internal Revenue Service in which a portion of Union Pacific’s acquisition costs associated with its 1986 acquisition of our company became tax deductible, resulting in a one-time benefit of $33.7 million, which was accounted for as a reduction of income tax expense.

Net Income.    As a result of the foregoing, net income was $88.8 million in 2002, an increase of $47.3 million, or 113.9%, from $41.5 million in 2001. Motor Cargo contributed $6.0 million of this increase.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenue.    Operating revenue was $1,161.9 million in 2001, an increase of $22.9 million, or 2.0%, from $1,139.0 million in 2000. This increase in operating revenue resulted partly from the one-month impact in 2001 of the Motor Cargo acquisition, which contributed approximately $10.2 million in incremental operating revenue for the year. LTL operating revenue of Overnite Transportation increased $20.7 million, or 2.0%, from $1,022.4 million in 2000 to $1,043.1 million in 2001. This improvement was primarily the result of a 2.9% increase in our LTL rate factor excluding fuel surcharge from $13.61 in 2000 to $14.01 in 2001. LTL volume shipped declined 0.8% from 7,510 million pounds in 2000 to 7,448 million pounds in 2001. Dedicated truckload and truckload services revenue at Overnite Transportation declined $7.3 million, or 8.4%, from $86.6 million in 2000 to $79.3 million in 2001, as the number of dedicated truckload shipments declined 27.8% in 2001 as compared to 2000 resulting from the loss of a significant customer. Operating revenue from fuel surcharges at Overnite Transportation was $29.4 million in 2001, a decrease of $0.7 million, or 2.3%, from $30.1 million in 2000, due to higher fuel prices.

Operating Expenses.    Operating expenses were $1,114.8 million in 2001, an increase of $29.2 million, or 2.7%, from $1,085.6 million in 2000.

Salaries, wages and employee benefits expenses were $693.7 million in 2001, an increase of $43.7 million, or 6.7%, from $650.0 million in 2000. As a percentage of operating revenue, these costs increased to 59.6% of operating revenue in 2001 from 57.1% of operating revenue in 2000. Total salaries and wages at Overnite Transportation were $493.0 million in 2001, an increase of $21.9 million, or 4.6%, from $471.1 million in 2000. The increase was primarily the result of annual rate increases. Pension and other post employment benefit costs were $20.8 million in 2001, an increase of $8.2 million, or 65.1%, from $12.6 million in 2000, primarily as a result of lower than expected returns on pension assets. Healthcare expenses for active employees were $56.8 million in 2001, an increase of $5.5 million, or 10.7%, from $51.3 million in 2000. The acquisition of Motor Cargo also added $5.2 million of costs in 2001. Expenses related to vacation and other paid absences were $51.5 million in 2001, an increase of $2.0 million, or 4.0%, from $49.5 million in 2000. Other benefits increased by $0.9 million from 2000.

Supplies and expenses, including the cost of fuel and maintenance supplies, were $97.6 million in 2001, a decrease of $1.7 million, or 1.7%, from $99.3 million in 2000. As a percentage of operating revenue, supplies and expenses declined from 8.7% of operating revenue in 2000 to 8.4% of operating revenue in 2001. We achieved this cost improvement primarily as a result of lower fuel expense for the year. Fuel expense for Overnite Transportation was $46.9 million in 2001, a decrease of $4.3 million, or 8.4%, from $51.2 million in 2000. The decrease in overall expense was a result of lower fuel costs ($0.82 per gallon average in 2001 compared to $0.90 per gallon average in 2000, including transportation costs and excluding taxes), partially offset by an increase in total miles driven of less than 0.2%. Hedging activities had no impact on our 2001 fuel costs and reduced fuel costs in 2000 by $2.3 million. The acquisition of Motor Cargo added $0.8 million of costs in 2001. The cost to maintain and operate our fleet and service centers (excluding diesel fuel) was $49.9 million in 2001, an increase of $1.8 million, or 3.7%, from $48.1 million in 2000. This increase was mainly due to a $0.5 million, or 1.7%, increase in vehicle parts and supplies expense, a $0.4 million, or 32.1%, increase in the cost of propane to operate our forklifts and a $0.4 million, or 9.7%, increase in the cost of bridge, tunnel and road tolls.

Operating taxes were $44.7 million in 2001, unchanged from operating taxes of $44.7 million in 2000. Operating taxes represented 3.9% of operating revenue in both periods.

Claims and insurance expenses were $34.7 million in 2001, an increase of $2.6 million, or 8.1%, from $32.1 million in 2000. Expenses resulting from traffic related accidents were $11.0 million in 2001, an increase of $1.5 million, or 15.8%, from $9.5 million in 2000. Expenses from cargo claims were $23.0 million in 2001, an increase of $0.8 million, or 3.6%, from $22.2 million in 2001. Motor Cargo accounted for $0.2 million of the $2.6 million overall increase.

Rents and purchased transportation expenses were $115.0 million in 2001, an increase of $1.4 million, or 1.2%, from $113.6 million in 2000. As a percentage of operating revenue, rents and purchased transportation expenses were 9.9% of operating revenue in 2001, as compared to 10.0% of operating revenue in 2000. The acquisition of Motor Cargo added $1.2 million of costs in 2001, representing most of this increase.

Communication and utilities expenses were $19.8 million in 2001, relatively flat compared to $19.9 million of expense in 2000. Communication and utilities expenses were 1.7% of operating revenue in 2001, as compared to 1.8% of operating revenue in 2000.

Depreciation expense was $47.6 million, or 4.1% of operating revenue in 2001, relatively unchanged from $47.9 million, or 4.2% of operating revenue, in 2000.

Other expenses were $61.6 million in 2001, a decrease of $16.4 million, or 21.0%, from $78.0 million in 2000. As a percentage of operating revenue, other expenses decreased to 5.3% of operating revenue in 2001 from 6.8% of operating revenue in 2000. While we did experience a slight increase in other expenses as a result of the contribution of Motor Cargo for a portion of the year, expenses related to strike activity during 2001 decreased by $10.2 million from 2000 levels, as less strike activity resulted in a reduction in temporary employee relocation, legal and security costs. In addition, bad debt expense decreased to $11.8 million in 2001 from $15.7 million in 2000, a decrease of $3.9 million, or 24.8%.

Operating Income.    As a result of the foregoing, operating income was $47.1 million in 2001, a decrease of $6.3 million, or 11.8%, from $53.4 million in 2000. Our operating ratio increased to 95.9% in 2001 from 95.3% in 2000. Motor Cargo contributed $0.4 million to operating income in 2001.

Other Income and Expense Items.    Interest income from Union Pacific was $21.5 million in 2001, an increase of $3.8 million, or 21.0%, compared to interest income of $17.7 million in 2000. Interest income increased as a percentage of operating revenue to 1.8% in 2001 from 1.6% in 2000. The increase in both absolute terms and as a percentage of revenue was due to higher intercompany balances for a majority of the year resulting from favorable cash flow from improved earnings, offset by cash required for capital improvements.

Income Taxes.    Income tax expense was $26.5 million in 2001, a decrease of $1.2 million, or 4.1%, from $27.7 million in 2000 primarily as a result of lower pre-tax income. Our effective income tax rate was 39.0% in 2001 and 39.1% in 2000.

Net Income.    Net income was $41.5 million in 2001, compared to $43.2 million in 2000, a decrease of $1.7 million, or 3.9%. Motor Cargo contributed $0.2 million to net income in 2001.

Liquidity and Capital Resources

Net cash provided by operating activities was $73.4 million during the first six months of 2003, an increase of $16.4 million, or 28.7%, from $57.0 million during the comparable period of 2002. Net cash from operations is attributable primarily to net income, adjusted for depreciation, changes in working capital items and pension plan contributions. During the first six months of 2003, we contributed $30.3 million to our pension plans.

Net cash provided by operating activities was $94.5 million, $133.8 million and $6.6 million for 2000, 2001 and 2002, respectively. During 2002, we contributed $126.5 million, of which $125.0 million was voluntary, to the Overnite Transportation defined benefit plans. See “—Pension Plans” for a more complete discussion of the funding of our pension plans.

Our business requires substantial ongoing capital investments, particularly for replacement of revenue equipment, such as trucks, tractors and trailers. Capital expenditures totaled $33.3 million, $38.7 million and $64.6 million during 2000, 2001 and 2002, respectively, and $24.2 million and $27.6 million during the first six months of 2002 and 2003, respectively, each as set forth in the following table:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(Thousands of Dollars)
Revenue equipment	$15,679	$19,284	$42,402	$18,145	$16,882
Land and buildings	8,912	9,296	10,205	4,083	9,309
Technology equipment and software	4,924	4,605	6,325	1,139	1,183
Other equipment	3,744	5,471	5,633	800	200

Total capital expenditures	$33,259	$38,656	$64,565	$24,167	$27,574

The significant increase in capital expenditures from $38.7 million in 2001 to $64.6 million in 2002 was primarily due to the acquisition of revenue equipment. During 2002, we acquired 539 tractors and 1,452 trailers to replace older units in our fleet. The capital expenditure totals above include $1.2 million for 2001 and $10.0 million for 2002 related to capital expenditures at Motor Cargo.

During the first six months of 2003, we acquired 130 tractors and 859 trailers, which replaced older units in our fleet. Under the Overnite Transportation brand name we acquired and placed in operation service centers in Bakersfield, California and Simi Valley, California. The Bakersfield service center replaces a service center previously leased. During this period, we also acquired a service center in St. Louis, Missouri, which will replace a smaller facility in the same metropolitan area. All of these service centers were acquired as a result of the liquidation of Consolidated Freightways. The St. Louis facility is scheduled to be occupied and in operation during the third quarter of 2003. The smaller facility in St. Louis being replaced will be closed and made available for sale. We do not anticipate any significant costs or liabilities related to the closure and ultimate sale. Under the Motor Cargo brand name we acquired and placed in operation a service center in Salinas, California as a result of the liquidation of Consolidated Freightways and acquired land to expand our current service center in Rialto, California. We also began operations at Motor Cargo facilities in Santa Maria and Stockton, California under separate lease arrangements.

We have budgeted capital expenditures of $58.0 million for 2003. Capital expenditures for revenue equipment are expected to be $29.4 million, including $14.3 million for replacement tractors and $15.1 million for replacement trailers. We have also budgeted $12.9 million for real estate projects including opportunities from the sale of the real estate assets of Consolidated Freightways. Capital expenditures for other equipment, which includes maintenance, technology and dock equipment, are expected to be $15.7 million, including $4.3 million for technology equipment and $1.7 million for software. Budgeted computer systems projects include an upgrade to our communication infrastructure and to our time and attendance reporting system. Of our total expected budget for capital expenditures for 2003, approximately $49.0 million will be invested for Overnite Transportation and $9.0 million will be invested for Motor Cargo.

Historically, our capital expenditures have been funded primarily through cash provided by operations and to a lesser extent by the proceeds from sales of used equipment and facilities. We generated cash proceeds from the sale of used tractors and trailers in the amount of $3.0 million, $1.5 million and $7.9 million in 2000, 2001 and 2002, respectively.

Financing activities have historically consisted primarily of cash forwarded to Union Pacific, including dividends and intercompany cash advances. Cash dividends have historically been paid in an amount equal to $16.0 million per year. Intercompany cash advances are made to Union Pacific periodically each month when cash is generated in excess of what is anticipated to fund our operations, including expected capital expenditures. This process has continued subsequent to June 30, 2003 and will continue up to the date of consummation of this offering. However, neither dividend payments to Union Pacific nor cash advances to or from Union Pacific will continue after the consummation of this offering.

During the first six months of 2003, we forwarded cash to Union Pacific, including dividends and intercompany advances, totaling $41.3 million compared to $48.0 million during the comparable period of 2002. We also paid cash advances to Union Pacific in the amount of $44.0 million in 2000. In 2001 and 2002, amounts totaling $19.4 million and $56.3 million were drawn from Union Pacific to finance our purchase of Motor Cargo and to minimize underfunding in our pension plans in 2002.

We currently intend to pay regular quarterly dividends on our common stock at an initial rate of $0.04 per share ($0.16 per share on an annual basis). The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In connection with the Divestiture Transaction, we expect to obtain a $300.0 million senior credit facility. We have received commitments from Credit Suisse First Boston, a Swiss bank and an affiliate of Credit Suisse First Boston LLC, and SunTrust Bank for our new bank credit facility. We expect that affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will also be lenders under our new bank credit facility. We expect that SunTrust Bank will act as administrative agent and collateral agent for our new bank credit facility, that Credit Suisse First Boston will act as syndication agent for our new bank credit facility and that an affiliate of Banc of America Securities LLC will act as a documentation agent for our new bank credit facility. Our new bank credit facility will include a $125.0 million term loan and a $175.0 million revolving loan facility, of which up to a maximum of $150.0 million will be available for the issuance of letters of credit. Availability under the new revolving loan facility will be reduced by outstanding letters of credit issued under the facility. We expect that borrowings under the term loan and revolving loan facility will bear interest, at our option, at either adjusted LIBOR or at the alternate base rate, plus a spread based upon our credit rating. Outstanding letters of credit under the revolving loan facility are expected to be subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans. Our new bank credit facility is expected to have a term of five years. Our new bank credit facility will contain various covenants, including covenants requiring us to maintain certain financial ratios.

The term loan under our new bank credit facility will be drawn immediately prior to consummation of this offering and used to pay a portion of the cash dividend to Union Pacific in the Divestiture Transaction. The remaining portion of the cash dividend payable to Union Pacific will be funded with our initial borrowings under the revolving loan facility. Following the consummation of the Divestiture Transaction and this offering, the remaining availability under the revolving loan facility will be available for working capital, capital expenditures, general corporate purposes and to support letters of credit. Immediately following the consummation of this offering, we expect to have $172.0 million of availability under our new bank credit facility. We expect to be able to make payments of interest on the revolving loan facility and regularly scheduled payments of principal and interest on term loan from our cash flow from operations. See “Bank Credit Facility” for a more complete discussion of the expected terms of our new bank credit facility.

Based on our current level of operations and our anticipated growth, we believe that cash flow from operations and other available sources of liquidity, including borrowings under our new bank credit facility, will be sufficient to fund our operations for the next 12 months and for our currently anticipated needs beyond that period.

Contractual Obligations and Commercial Commitments

We have contractual obligations and commercial commitments that may affect our financial condition. However, based on our assessment of the underlying provisions and circumstances of our material contractual obligations and commercial commitments, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material adverse effect on our results of operations, financial condition or liquidity. In addition, our commercial obligations, financings and commitments are customary transactions which are similar to those of other comparable industrial corporations, particularly within the transportation industry.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Thousands of Dollars)
Contractual Obligations:(1)
Long-term debt	$962	$962	$—	$—	$—
Capital lease obligations	495	198	297	—	—
Operating leases	63,669	18,969	24,113	12,900	7,687

Total	$65,126	$20,129	$24,410	$12,900	$7,687

Pro forma total long-term debt(2)	$128,000	$12,800	$32,000	$83,200	$—

	Amount of Commitment Expiration Per Periods
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Thousands of Dollars)
Other Commercial Commitments:(3)
Standby letters of credit	$24,919	$24,919	$—	$—	$—
Other	250	250	—	—	—

Total	$25,169	$25,169	$—	$—	$—

(1)	Contractual obligations include capital lease obligations for computer hardware, operating leases primarily involving real estate, a lease with a variable interest entity and a $2 million line of credit that was unused as of December 31, 2002. Amounts reflected for long-term debt obligations do not include amounts in respect of our anticipated borrowings under our new bank credit facility in connection with the consummation of this offering.
(2)	Adjusted to give effect to the Divestiture Transaction, including our initial borrowings under our new bank credit facility.
(3)	Other commercial commitments consist of standby letters of credit used as collateral for self-insured retention of insurance claims.

Pension Plans

We provide defined pension benefits to eligible employees of Overnite Transportation and Motor Cargo (see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus). Overnite Transportation pension benefits are based on years of service and compensation during employment and cover substantially all employees. Motor Cargo pension benefits are based solely upon years of service.

In order to account for these pension plans, we follow FASB Statement No. 87, “Employers’ Accounting for Pensions” (“FAS 87”). FAS 87 requires management to make various estimates and assumptions, including with respect to discount rates used to value liabilities, assumed rates of return on plan assets, compensation increases, employee turnover rates and anticipated employee mortality. The estimates used by management are based on our historical experience, as well as current facts and circumstances. Actual future results may vary from the assumed rates and could have a material impact on our consolidated financial statements. We use third party actuaries to assist us in properly measuring the expense and liability associated with these benefits.

Funded Status

The funded status of our pension plans represents the difference between the fair market value of pension assets and the present value of pension liabilities (projected benefit obligation, or PBO). The funded status is impacted by actual asset return and cash funding, as well as a year-end discount rate which is used to discount the projected benefit obligation. The discount rate we use for this purpose is based on Moody’s AA long-term corporate bond index. The following table presents the funded status of our pension plans as well as the key components that impact the funded status:

	As of December 31, 2001	As of December 31, 2002
	(Millions of Dollars)
Funded Status (as of period end):
Assets—Market Value	$527.8	$571.2
PBO	668.0	779.4

Funded Status	$(140.2)	$(208.2)

Components (for the period):
Discount Rate	7.25%	6.75%
Actual Asset Return	(8.1)%	(10.7)%
Cash Funding	$—	$126.5
Benefit Payments	$24.5	$30.5

For the current fiscal year through September 30, 2003, the actual return on assets was approximately 14% and we funded $45.7 million in cash. If liabilities were required to have been measured as of October 28, 2003, the applicable discount rate would have been 6.50%. The following table shows the estimated impact that changes in actual asset returns, discount rate and cash funding would have had on our funded status as of December 31, 2002:

Impact on Funding Status
Discount Rate
0.25% increase	+$30.8 million
0.25% decrease	-$34.4 million
Actual Asset Return
1% increase	+$ 5.7 million
1% decrease	-$ 5.7 million
Cash Funding
+$10.0 million	+$10.0 million

Equity Adjustments

FAS 87 requires companies to record an additional minimum pension liability adjustment equal to the shortfall between the market value of pension assets and the accumulated benefit obligation at the end of each fiscal year. The accumulated benefit obligation, or ABO, differs from the projected benefit obligation because the ABO does not assume any future salary increases and, accordingly, results in a smaller benefit obligation than the PBO. This minimum pension liability adjustment is recorded as a reduction to shareholders’ equity, net of tax, and has no impact on earnings or cash.

Due to declines in pension assets, combined with lower discount rates, we were required to record an additional minimum pension liability adjustment in 2002. This resulted in a reduction to shareholders’ equity of $83.9 million (after-tax) at December 31, 2002. The equity would be restored to the balance sheet in future periods if the fair value of plan assets exceeds the ABO.

Future year-end adjustments to shareholders’ equity will be affected by the FAS 87 discount rate on December 31 of each year and actual asset returns during the relevant period. The applicable discount rate as of October 28, 2003 was 6.50%. While actual changes in shareholders’ equity depend upon a number of variables and other assumptions, the following table shows the estimated impact that changes in the discount rate (relative to the December 31, 2002 discount rate of 6.75%) and actual asset returns (relative to our assumed rate of return on plan assets for 2003 of 8%) would have on our equity at December 31, 2003:

Impact on Equity Adjustment, net of tax
Discount Rate
0.25% increase	+$16.1 million
0.25% decrease	-$17.9 million
Actual Asset Return
1% increase	+$ 4.0 million
1% decrease	-$ 4.0 million

Expense

Pension expense during any particular period is determined based upon the value of pension plan assets as compared to the service cost of pension liabilities (the actuarial cost of benefits earned during a period) and the interest on those liabilities. With respect to the value of plan assets, the expected long-term rate of return on plan assets is applied to a calculated value of plan assets that recognizes changes in fair value over a five-year period. This practice is intended to reduce year-to-year volatility in recorded pension expense, but it can have the effect of delaying the recognition of differences between actual returns on assets and expected returns based on long-term rate of return assumptions. Due to this practice, prior period reductions in the value of plan assets may continue to have an impact on pension expense in future periods. We decreased our assumed rate of return on pension plan assets during 2002 from 10% to 9%. This assumption change resulted in an increase in 2002 pension expense of $5.3 million. During 2002, actual asset returns for our pension plans were adversely affected by deterioration in the equity markets, and the actual return on pension plan assets in 2002 was negative 10.7%. Our 2003 assumed rate of return on plan assets is 8%.

As discussed above, in addition to return on plan assets, pension expense is impacted by the effects of service cost and interest on the plan liabilities to participants. These amounts are determined actuarially based on current discount rates and assumptions regarding matters such as future compensation levels and mortality rates. These assumptions are updated annually.

Differences in actual experience in relation to these assumptions are generally not recognized immediately, but are deferred together with asset-related gains and losses and, if necessary, amortized as pension expense. The discount rate used for purposes of calculating our pension expense is the same FAS 87 discount rate described under “—Funded Status” above. Pension expense in 2002 was $26.1 million, while 2003 pension expense is expected to be $30.2 million.

Pension expense in 2004 will depend upon a number of variables and assumptions, including discount rates, actual asset returns and other factors. If liabilities were required to have been measured as of October 28, 2003, the applicable discount rate would have been 6.50%. The following table illustrates the estimated impact on 2004 pension expense relative to a change in the discount rate. While we do not anticipate further adjustments to our expected rate of return on plan assets, the following table also illustrates the impact on expected 2004 pension expense relative to a change in the expected rate of return.

Impact on Pension Expense
Discount Rate
0.25% increase	-$4.6 million
0.25% decrease	+$5.0 million
Expected Return on Assets
1% increase	-$7.2 million
1% decrease	+$7.2 million

Cash Contributions

While we follow FAS 87 rules to record the expense and liability associated with our pension plans, actual cash funding is governed by employee benefit and tax laws and the JCWAA, which included temporary rules allowing companies to use discount rates for 2002 and 2003 equal to 120% of the weighted average 30-year U.S. Treasury bond yield. During 2002, we contributed $126.5 million to our defined benefit pension plans, of which $125.0 million was voluntary. With this contribution, our defined benefit pension plans were approximately 94% funded on an IRS funding basis as of December 31, 2002. Through September 30, 2003, we contributed $45.7 million to our defined pension plans, of which $45.0 million was voluntary.

Contributions required subsequent to 2003 are dependent on asset returns, then-current discount rates and a number of other factors. However, we expect to continue funding approximately $45 million per year to help manage any potential required funding in the future. In the event the funding relief measures under the JCWAA are not extended to years subsequent to 2003, significantly higher cash contributions may be required for years 2006 through 2008. Future contributions are expected to be funded primarily by cash generated from operating activities.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires estimations and judgments that affect the reported amounts of revenues, expenses, assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The following are our critical accounting policies that affect significant areas of our operations and involve judgments and estimates. If these estimates differ materially from actual results, the impact on the consolidated financial statements may be material.

Revenue Recognition, including Agency and Interline Transactions

Operating revenue is recognized in accordance with Emerging Issues Task Force 91-9, “Revenue and Expense Recognition for Freight Services in Process,” which requires us to use the percentage of completion method, based upon average transit time, for transactions where we are the sole provider. Expenses related to operating revenue are recognized as incurred.

We periodically contract with third party carriers to perform transportation services for our customers. When we are the primary obligor for these services, meaning we are responsible for pricing, loss or damage and credit risk, we record revenue gross for the entire amount billed to the customer, and operating expenses for amount paid to the third party carriers in accordance with Emerging Issues Task Force 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” When we are not the primary obligor for these transportation services, we record revenue net of the amounts paid to third party carriers. Completed but unpaid interline obligations are accrued for in the month in which the shipment was made.

Claims and Insurance Accruals

Claims and insurance costs, which primarily result from property damage, bodily injury, freight damage and workers’ compensation, are accrued using current information and future estimates to arrive at an estimated ultimate value of claims, less recovery and mitigation credits. These ultimate values are based on assumptions related to the rates of growth in medical costs, general inflation, the normal elapsed time required to adjudicate and settle claims and a predicted pattern of injury severity for claims incurred but not reported. In many cases, independent actuaries are retained to render an opinion so that we may value our reserve requirements in a way that is fair, complete and as accurate as possible based on the information available.

We accrue for cargo claims on a per-shipment basis using a method that takes into account the claims experience, including efforts to mitigate the original claim value, and lag time between shipment and the filing date of the claim.

The accuracy of our assumptions relating to claims and insurance costs may be affected by a number of factors. Based on the nature of our business, there may be temporary or permanent reductions or increases in the number of incidents, the severity of the incident and the secondary coverage provided by insurance. Other factors outside of our control that may contribute to casualty costs include weather severity in parts of the country, road, bridge and tunnel condition and tire, brake and power train technology and performance. In the event that actual costs for claims and insurance exceed our original estimates, we will incur expenses in future periods. In addition, we may adjust our underlying assumptions that result in the estimated ultimate claim value. Any of these events could have a material effect on our financial results for future periods.

Healthcare, Pension and Other Post Employment Benefits Obligations

Independent consultants and actuaries are used to develop estimates of healthcare, pension and other post-employment benefits, or OPEB, costs. With regard to pension obligations, actuarial consultants provide valuations of the future obligations compared to the value of plan assets and earnings of the plan assets for the current and future years, using demographics of the current and future work force. We exercise oversight over the basic assumptions used to develop pension, healthcare and OPEB costs, including an estimated rate of asset returns, salary increases, discount rates and rates of inflation of medical costs, the demographic assumptions of the current and future work force and life expectancy of the retired work force. Information regarding these assumptions is set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus, and these assumptions are evaluated for fairness by our actuaries.

In the case of healthcare costs, consultants provide claims cost review and healthcare management expertise to accurately measure current cost, incurred but not invoiced services provided and estimates of the growth of healthcare costs in the future.

Expenses and required contributions to the Overnite Transportation and Motor Cargo pension plans have been and will continue to be determined based upon the use of market related values, which is a valuation method that recognizes changes in the value of assets over five years.

The assumptions we use to estimate healthcare, pension and OPEB costs may differ significantly from actual results due to a number of factors, including changing economic conditions, withdrawal rates, participant life spans and changes in actual costs of healthcare. These differences may have a material effect on the amount of expenses we record for these costs. See “—Pension Plans” for a more complete description of the effect on our financial statements of the principal assumptions underlying our pension obligations.

Goodwill and Intangible Assets

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), goodwill and other intangible assets having indefinite useful lives are periodically tested for impairment and a charge is taken to the extent of any impairment. Under FAS 142, we are required to perform impairment tests at least annually, and we have elected to perform our annual impairment tests during the third quarter of each fiscal year. Impairment tests performed during the third quarter of 2003 did not result in any impairment. We are also required to perform impairment tests whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable.

The acquisition of Motor Cargo was accounted for as a purchase transaction and the purchase price was allocated among tangible assets, intangible assets, and goodwill, in accordance with FASB Statement No. 141, “Business Combinations” and FAS 142. We believe that the allocation of the purchase price is fair and reasonable, and resulted in an increase in depreciation expense of $171,000 annually and the amortization of a favorable lease asset in the amount of $144,000 annually. Our statement of financial position as of December 31, 2002 includes a non-amortizable intangible asset related to the Motor Cargo brand name of $3.0 million and goodwill of $13.2 million.

We completed our annual review of goodwill and intangible assets to test for impairment and concluded that there was no indication of impairment with respect to goodwill or intangible assets.

Initial Adoption of Accounting Policy

There were no significant accounting policies that were initially adopted in 2002, other than those required by new statements from the FASB, the SEC and related professional bodies that promulgate accounting principles and disclosure requirements. The recent accounting pronouncements are summarized under the caption “—Recent Accounting Pronouncements” and are included in notes to our consolidated financial statements included elsewhere in this prospectus.

Environmental Matters

We generate and transport hazardous and nonhazardous materials and we are subject to Federal, state and local environmental laws and regulations. A liability of $0.9 million has been accrued as of December 31, 2002 for future cleanup costs at all petroleum storage and hazardous substance release sites where our obligation is probable and where such costs can be reasonably estimated. We believe that we have adequately identified and estimated the ultimate share of costs at sites where we are alleged to be subject to joint and several liability. Future environmental obligations are not expected to have a material impact on our results of operations or financial condition.

We have been notified by the EPA that we are a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, at three hazardous waste sites. Under CERCLA, we may be jointly and severally liable for all site remediation and expenses. We have investigated the nature and costs of potential response actions at these sites and our own involvement, alone and in relation to the involvement of other named potentially responsible parties, in waste disposal or waste generation at such sites. We have either resolved such liabilities through de minimis settlements or we have taken the position that our obligations with respect to all such sites not subject to settlement will involve immaterial monetary liability, though there can be no assurances in this regard. Furthermore, we believe we are in material compliance with all laws applicable to our operations and we are not aware of any situation or condition that we believe is likely to have a material adverse effect on our business, financial condition or results of operation.

Inflation

The primary raw material we use is fuel, and fuel costs are subject to regional, national, international and business cycle influences. In the past, we have been able to pass along significant and sustained increases in fuel cost to customers through a fuel surcharge. There is no guarantee that this will be possible in the future.

Seasonality

Our shipment level and revenue mix are subject to seasonal trends common in the transportation industry. Financial results in the first and fourth quarters are normally lower due to reduced shipments during the winter months. Harsh winter weather can also adversely impact our performance by reducing demand and increasing operating expenses including costs related to accidents. The second and third quarters reflect increased demand for services during the spring and summer months, which generally result in improved operating margins.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. FAS 150 will not have an impact on our consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under FASB Statement No. 133. Management believes that FAS 149 will not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires the consolidation of a variable interest entity when a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the variable interest entity’s residual returns or both. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003. On October 8, 2003 the FASB issued FASB Staff Position No. FIN 46-6, which provided public entities an opportunity to delay implementation of FIN 46, for variable interest entities created prior to February 1, 2003. Since we restructured the agreement that gave rise to the variable interest entity prior to July 1, 2003 and subsequent to February 1, 2003, we cannot defer implementation. The implementation of FIN 46 had no material impact on our consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“FAS 148”). FAS 148 provides alternative methods of transition for voluntary changes to the fair value based method of accounting for stock-based employee compensation, and amends the disclosure requirements of existing authorities. We have elected to continue to follow APB No. 25 and the disclosure requirements of FAS 123. Therefore, FAS 148 will not have an impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates and clarifies the disclosure requirements for loan guarantees and standby letters of credit and clarifies the accounting recognition of an initial liability for the fair value (or market value) of obligations assumed under these types of guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on our consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, “Accounting for the Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities that are initiated after December 31, 2002. Under previously issued guidelines, a liability for an exit or disposal activity was recognized at the date of an entity’s commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. We believe the adoption of this accounting requirement will have no material effect on our consolidated financial statements.

In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 replaces FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and was effective January 1, 2002. FAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. It also broadens the definition of discontinued operations. The adoption of FAS 144 had no material effect on our consolidated financial statements.

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. FAS 143 is effective for our fiscal year beginning January 1, 2003. The adoption of FAS 143 had no material effect on our consolidated financial statements.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of the eight fiscal quarters through December 31, 2002 and the two fiscal quarters for the fiscal year ending December 31, 2003. The information has been derived from our unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

2003	March 31	June 30
	(Thousands of Dollars)
Operating revenue	$341,221	$371,987
Operating income	12,589	21,003
Net income	9,319	14,712

2002	March 31	June 30	Sept. 30(1)	Dec. 31
	(Thousands of Dollars)
Operating revenue	$308,842	$337,093	$354,691	$351,162
Operating income	10,452	18,278	25,623	16,693
Net income	8,989	14,363	52,340	13,097

2001	March 31	June 30	Sept. 30	Dec. 31
	(Thousands of Dollars)
Operating revenue	$284,553	$294,417	$296,572	$286,371
Operating income	1,627	15,498	18,254	11,723
Net income	3,668	12,594	14,504	10,735

(1)	Net income for the quarter ended September 30, 2002 includes a one-time tax benefit of $33.7 million for settlement of issues related to the 1986 acquisition of Overnite Transportation by Union Pacific.

INDUSTRY

Overview

According to the American Trucking Association, the trucking industry generated approximately $585 billion in revenue during 2002. The trucking industry consists of private fleets and “for-hire” carrier groups. The private fleet segment consists of fleets owned and operated by companies who move their own goods and generated approximately $277 billion in total trucking industry revenue. The for-hire carrier segment, which generated approximately $308 billion in trucking industry revenue, is comprised principally of two types of motor carriers: truckload and less-than-truckload, or LTL. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers typically pick up multiple shipments from multiple customers on a single truck and then route the goods through service centers, where freight may be transferred to other trucks with similar destinations for delivery. LTL transportation providers typically consolidate numerous orders generally ranging from 100 pounds to 10,000 pounds from customers in different locations.

The LTL industry accounted for approximately $58 billion of revenue during 2002, and is estimated to be approximately $23 billion in size, excluding package/courier carriers. According to the American Trucking Association, LTL volume is forecasted to grow at an average rate of 3.1% per year through 2008. We estimate that in 2002 the 10 largest LTL carriers generated approximately $17 billion in revenues, representing at least 70% of the LTL industry, excluding package/courier carriers. We estimate that we are one of the 10 largest LTL carriers in our industry, with operating revenue in 2002 of $1.35 billion, or 7.9% of the approximately $17 billion in revenues generated by these carriers.

Route and Lane Density

LTL carriers typically utilize a network of service centers together with fleets of tractors and trailers. In general, the more freight an LTL carrier transports within the geographic area surrounding a service center, referred to as “route density,” the shorter the driving distances between pick-up and delivery locations and the lower the carrier’s per-shipment operating expenses. When moving freight between service centers, referred to as “linehaul,” increased volumes along individual shipping lanes allow carriers to reduce service center stops and intermediate handling, resulting in faster transit times, reduced cargo claims and more efficient asset utilization. This is referred to as “lane density.” Route density and lane density are key drivers of profitability for an LTL carrier.

Length of Haul

Depending on the distance shipped, the LTL industry is comprised of three principal markets: regional, inter-regional and long-haul.

•	Regional—The regional market consists of routes, also known as lanes, that are shorter than 500 miles and has a customary delivery time of one day. Regional service is primarily served by a large number of non-union, regional and niche carriers. Regional LTL carriers generally enjoy higher density in their regions which enables them to transport freight directly from origin to destination, thereby minimizing time consuming and costly intermediate handling.

•	Inter-regional—The lane distance in the inter-regional market is generally between 500 miles and 1,200 miles, and delivery time is usually between two and three days. In recent years there has been blurring of the distinction between regional and long-haul providers in the inter-regional market, as regional carriers have increased their average length of haul and national carriers have moved into the two-day market.

•	Long-haul—The lane distance in the long-haul market is generally over 1,200 miles. The long-haul market is served primarily by several well established national union carriers, which rely on interim shipment handling through “hub-and-spoke” networks. However, the density that national LTL carriers have historically enjoyed in the long-haul market has been deteriorating in recent years due to the limited flexibility and increasing costs associated with maintaining a union workforce. This trend provided and continues to provide opportunities for regional carriers with broad nationwide networks, flexible workforces, lower costs and superior service to improve their share of the long-haul market.

We believe that the regional and inter-regional markets of the LTL industry will experience the highest growth in the near future, as large U.S. companies increasingly adopt regional distribution strategies, focusing primarily on one- and two-day service, to replace distribution strategies requiring long-haul LTL transportation. While the long-haul market is not expected to grow at the same rate as the regional and inter-regional markets, it nonetheless provides a significant growth opportunity for nationwide regional carriers given the large overall size of this market and the ability of a number of these regional carriers to gain share from the established long-haul providers by providing a competitively priced long-haul product.

Customers

Customers in the LTL industry are generally divided into two categories: national and local accounts. National accounts are predominantly large companies with multiple shipping locations and whose pricing negotiations are typically handled at a centralized location. While generating higher shipping volumes, national accounts customarily have significant purchasing power and therefore typically generate lower profit margins for carriers. Local accounts are typically small to mid-sized companies whose pricing negotiations are conducted at each shipping location. While they typically generate smaller volumes, the lower purchasing power of local account customers usually translates to higher profit margins for carriers. National and local accounts each utilize LTL carriers for regional, inter-regional and long-haul service.

Union and Non-Union Carriers

There are both union and non-union carriers in our industry, with unionization being particularly prevalent for national carriers. For the most part, the employees of the larger, national LTL carriers have union representation, primarily by the Teamsters, while the employees of the regional carriers tend to be non-union. We believe that carriers with non-union workforces have significant advantages over union carriers, including lower costs associated with wages and benefits, as well as more flexible work rules which enable employees to change work schedules quickly and perform multiple tasks.

Barriers to Entry

The barriers to enter the LTL market, particularly for national carriers, are significantly greater than the barriers to enter the truckload market. Truckload providers generally require limited fixed assets, primarily consisting of tractors and trailers, to provide pick-up and delivery services direct from origin to destination. LTL orders are consolidated at one service center and then moved through a network of other service centers in different geographic areas before ultimate delivery to the customer. Significant capital is required of LTL carriers to create and maintain a network of service centers and a fleet of tractors and trailers, making it difficult for new or smaller companies to compete with established companies.

Consolidation

The LTL industry is highly competitive on the basis of both service and cost efficiency. As a result, a significant amount of consolidation has occurred in the industry over the last two decades. Of the top 60 LTL carriers in operation during 1979, only 9 of these carriers were still providing LTL service as of December 31, 2002. We believe that the September 2002 closure of Consolidated Freightways, which at the time was the third largest LTL carrier in the United States with approximately $2.2 billion in consolidated revenue for the year ended December 31, 2001, will further improve capacity utilization in the industry, particularly in the long-haul market, resulting in a more favorable pricing environment for LTL carriers. On July 8, 2003, Yellow Corporation, the nation’s second largest LTL carrier, announced it was purchasing Roadway Corporation, the nation’s largest LTL carrier. We expect this consolidation trend will continue as carriers are acquired or discontinue operations due to higher union labor costs, recent increases in insurance and benefit costs and the continued loss of market share.

BUSINESS

We are a leading, predominantly non-union provider of less-than-truckload, or LTL, transportation services, offering a full spectrum of regional, inter-regional and long-haul services nationwide. We are one of the largest LTL carriers in the United States, with 208 service centers and a fleet of approximately 6,000 tractors and over 22,000 trailers, allowing us to provide full state coverage to all 50 states. Through our national footprint and our partnerships with other carriers, we are able to provide our customers with direct service to over 45,000 cities in the United States, Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. In 2002, we served a diverse base of over 60,000 customers from varying geographic and industry markets, including customers in the retail, chemical, automotive, electronics and furniture industries. We employ a flexible, predominantly non-union workforce of over 14,500 employees.

We provide our services under two established brand names: Overnite Transportation Company, or Overnite Transportation, and Motor Cargo Industries, Inc., or Motor Cargo. Overnite Transportation, our primary carrier brand, is a nationwide LTL carrier, providing regional, inter-regional and long-haul service. Overnite Transportation offers a high-quality service product in each of those markets, with an on-time performance rate of 97% in 2002. Motor Cargo, which was acquired in November 2001, is a regional LTL transportation provider, primarily serving the western United States, including Alaska and Hawaii, as well as select markets in Canada, with an on-time performance rate of over 97% in 2002. Through Overnite Transportation and Motor Cargo, we offer our customers a comprehensive selection of service products. In addition to our core LTL service, we also provide our customers with a number of additional value-added LTL services, including expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. Our LTL services (including fuel surcharges associated with these services) accounted for approximately 92% of our operating revenue in 2002. In 2002, approximately 29% of our LTL operating revenue was derived from regional services, 43% was derived from inter-regional services and 28% was derived from long-haul services. We also provide customers with full truckload service, which includes both premium-service dedicated truckload transportation in select markets, as well as truckload delivery on our backhaul lanes. Our truckload services (including fuel surcharges associated with these services) accounted for approximately 8% of our operating revenue in 2002.

In 2002, we achieved an eight-year high in operating income despite a nationwide strike of Overnite Transportation by the International Brotherhood of Teamsters, or the Teamsters. This strike, which began in October 1999, was discontinued by the Teamsters in October 2002 without obtaining any contract or concessions from us. Commencing in July 2002, Overnite Transportation employees began to decertify the Teamsters as their collective bargaining representatives at Overnite Transportation service centers. This decertification process has resulted in the Teamsters losing representation rights at all of the 26 Overnite Transportation service centers where they had previously gained certified representation rights, meaning that the Teamsters are no longer acting as the collective bargaining representative for employees at these locations. As a result of the successful resolution of the Teamsters’ strike and the decertifications, the Teamsters’ campaign to organize the employees of Overnite Transportation has ended at this time and management’s attention is no longer diverted by these issues. While we were able to achieve positive results during this period, both the Teamsters’ organizing efforts and the strike significantly limited our growth opportunities by hindering our operating efficiency and generating customer concerns about labor strife and its possible impact on service reliability. With the strike and the Teamsters’ organizing efforts resolved, we will now be able to increase our focus on enhancing customer relationships, generating new sales and improving the quality and efficiency of our services.

Business Strengths and Competitive Advantages

We believe the following strengths are critical to our success:

Flexible Non-Union Workforce.    We believe that our predominantly non-union workforce provides us with a significant advantage over union LTL carriers, including less restrictive work rules and lower labor costs, particularly with respect to employee benefit costs. The advantages of a less restrictive workforce include flexible work hours and the ability of our employees to perform multiple tasks, which we believe result in greater productivity, customer service and efficiency. This flexibility is typically not permitted or is significantly limited under the contracts that govern our union competitors. For example, we frequently enter into partnerships and contracts with other non-union carriers to provide linehaul services both to balance our operations and to provide LTL services to remote locations for which we do not have sufficient freight volumes to serve these markets efficiently. Union carriers, on the other hand, are generally prohibited from shipping their freight with non-union truckload carriers, and instead can only ship up to 26% of their linehaul freight by rail, which adversely affects the costs and reliability of their service product. Further, we have the ability to strategically and quickly adjust our workers’ schedules, allowing us to respond to customers’ service requirements without being restricted by union rules.

Comprehensive Nationwide Footprint.    Through our network of 208 service centers and our partnerships with other carriers, we are able to offer full state coverage to all 50 states, as well as points in Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. The recent acquisition of Motor Cargo expanded our national reach by providing an established regional service base in the western United States. Our breadth of geographic coverage allows us to address our customers’ regional, inter-regional and long-haul service requirements as a single source for their LTL shipping needs.

Diversified Portfolio of High-Quality Services.    Our diversified portfolio of services, in addition to our core high-quality LTL services, allows us to provide our customers with a “one-stop shop” for their shipping needs. Our services include expedited and guaranteed delivery, assembly and distribution, trade show and government services. We also offer cross-border LTL services to Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. We have also begun to offer both existing and prospective customers non-asset based third party logistics solutions in which we manage a number of supply chain activities. In addition to our LTL services, we provide our customers with truckload transportation solutions, including premium-service dedicated truckload transportation for selected customers where reliability is a critical requirement.

Established and Diverse Customer Base.    In 2002, we derived our revenue from over 60,000 customers from a variety of geographic regions and industries, with our top 20 customers accounting for 25% of operating revenue. Our customers range in size from small local customers to large national accounts with multiple shipping and distribution points. We have established long-term, service-based relationships with a number of our customers, and all of our top 20 customers have relationships with us that extend over five years. We believe that our established customer base and the diverse geographic and industry concentration of our customers help protect our business from adverse developments in a single geographic region or economic downturns that disproportionately affect certain industries.

Focused Yield Management Processes.    We have developed and streamlined a number of proven initiatives to control costs and improve profitability. We use an activity-based costing system to monitor and manage the profitability of all of our customer accounts and service centers. As part of these processes, operating ratios are calculated and monitored for customers and service centers to identify accounts and service centers that warrant further review. Further, when bidding on customer contracts, we base pricing decisions upon a variety of factors, including expected shipment levels, geographic movements of freight, mix of freight and service requirements. Once awarded, our customer contracts are reviewed regularly to analyze account profitability and to ensure that actual shipment levels, geographic movements of freight, mix of freight and service requirements are consistent with bid assumptions. On a weekly basis, our senior management also reviews and addresses all pricing decisions for significant accounts that are not generating anticipated margins.

Experienced Management Team.    Our senior management team has an average of more than 25 years of industry experience. This team, which consists of our Chairman and Chief Executive Officer, Leo H. Suggs, the Chief Operating Officer of Overnite Transportation, Gordon S. Mackenzie, our Chief Financial Officer, Patrick D. Hanley, Senior Vice President of Sales and Marketing of Overnite Transportation, John W. Fain, and our

General Counsel, Mark B. Goodwin, was assembled in 1996 and successfully executed a turnaround of our operations, which has positioned us for future growth. Over the past seven years, our senior management team has successfully returned our company to profitability, has resolved the issues raised by organized labor unions and has improved operating ratios from 104.9% in 1996 to 94.7% in 2002. In addition, our management team has significantly improved the quality of our service by reducing transit times on over 50% of the lanes served, improved on-time performance to an average of 97%, expanded geographic coverage to provide direct service to 100% of the U.S. population in all 50 states and over 95% of the population in Canada and added a number of additional services to complement our core LTL service.

Growth Strategy

Our goal is to generate shareholder value through profitable revenue growth. We believe we have the capacity available to take on additional revenue without significant increased fixed costs. We are executing a number of initiatives to grow revenue and enhance our profitability by focusing on customers and markets that produce the highest profit margins for our business. We intend to achieve our goal by implementing the following business strategies:

Continue to Gain Market Share in Long-Haul Markets.    In the long-haul market, we believe that we offer a better service product than that of our unionized competitors, providing shorter transit times on many major market lanes at competitive prices. While we currently have a small market share, we view the long-haul market as our most promising growth opportunity, due to the overall size of the long-haul market, the competitive nature of our service offerings and labor costs that are generally lower than those of union competitors. In addition to taking market share from existing union carriers, we also intend to continue to selectively acquire business made available by the September 2002 closure of Consolidated Freightways, which predominantly provided long-haul LTL service, when it meets our pricing and margin expectations. Finally, we plan to leverage the established regional presence of Motor Cargo in the western United States both by marketing our expanded long-haul coverage to our existing customers in the eastern United States, as well as by marketing to Motor Cargo customers our ability to serve markets outside the western United States.

Continue to Grow Regional and Inter-Regional Business.    The regional and inter-regional markets are the fastest growing areas of the LTL industry, as large U.S. companies increasingly adopt regional distribution strategies, focusing primarily on one- and two-day assembly and distribution service, to replace distribution strategies requiring long-haul LTL transportation. As these distribution strategies continue to evolve, our flexible and efficient operations and our strong national presence afford us significant opportunities to gain this primarily regional business. We believe that our commitment to improve the quality and scope of our service offerings will position us to benefit from the expansion of this market. We are continuously working to reduce transit times, improve on-time delivery and reduce cargo claims in order to gain new customers. We have adjusted our linehaul, most notably in the expanding Midwest region, to reduce our transit times between key urban markets. We are also marketing the comprehensive geographic scope of our service to effectively compete against smaller carriers with limited service reach. As we increase the density in a number of our regional and inter-regional markets, the resulting operating efficiencies will allow us to operate more profitably and improve growth opportunities. Further, our acquisition of Motor Cargo provides an established regional presence in the western United States, which we believe is the fastest growing regional market.

Increase Sales to Local Accounts.    Local accounts, which accounted for approximately 51% of our operating revenue and 46% of our volume in 2002, historically have produced higher margins as a result of the lower purchasing power held by local customers. We believe our ability to offer customers a “one-stop shop” is particularly attractive to local accounts, who do not necessarily have the ability or the desire to contract with many different carriers for their varied shipping needs. We have undertaken a number of sales initiatives to capture additional local account customers as well as increase our sales to existing local customers. Our efforts include the implementation of programs to emphasize the development of driver-customer relationships and encouragement of driver-generated sales leads. In addition, in 2002 we changed the reporting structure of our local sales force so that sales representatives and service center managers work together to develop and retain local account relationships. We also redesigned our sales incentive programs to include minimum quotas on local account sales. We believe that these sales incentives will motivate our sales force to grow the number and value of high-margin local accounts.

Achieve Growth from Expanded Service Offerings.    We plan to focus on growing sales outside of our core LTL service-base. We have expanded our portfolio of ancillary high-margin, value-added LTL services, which include expedited and guaranteed delivery, cross-border, assembly and distribution, trade show, government and third party logistics services. As these services accounted for only 9% of our operating revenue for 2002, and as we had only a small percentage of market share for these services, we believe this market offers a significant growth opportunity. The September 2002 closure of Consolidated Freightways, a key provider of trade show and government services, has expanded this opportunity. We intend to capture additional sales from these services by working with our customers to develop customized value-added services to address their evolving transportation service needs. Our competitive strengths position us to actively and effectively pursue this area of the market. For example, our ability to offer high quality service allows us to market guaranteed, expedited service to our customers, and our cost structure allows us to provide these services in an efficient and cost effective manner. In addition, our national footprint, flexible work rules and operating efficiencies allow us to offer quality and reliable assembly and distribution services. In 2002, we created a non-asset based third party logistics services division called OMC Logistics, which provides a variety of supply chain solutions to our customers, including performing the various functions of a traffic department, warehousing services, providing customers with access to transportation management software and managing customers’ private fleets. Finally, our commitment to service quality positions us to expand our sale of dedicated truckload service, which accounted for 4% of our operating revenue for 2002, as on-time reliability is a critical requirement in this market.

Offer Integrated Service Solutions.    We believe that customers in the LTL industry are simplifying shipping needs by reducing the number of motor carriers they use and shifting their demand for LTL services to carriers that provide a “one-stop shop” for their regional, inter-regional, long-haul and specialty shipping needs. Our broad geographic scope, variety of service offerings and focus on customer satisfaction position us to capitalize upon this trend. We are leveraging our relationships with existing customers to gain a larger share of their shipping business. We have also implemented an Executive Sponsor Program, in which members of senior management are responsible for generating sales of additional services by working with our most profitable customers to develop integrated service packages that are tailored to their shipping needs.

Drive Operating Efficiencies.    We continually seek to re-engineer our freight handling procedures to minimize intermediate handling, improve service and reduce cargo claims. As we no longer need to devote managerial and capital resources towards addressing the Teamsters’ strike and related labor matters, we are now beginning to implement a number of new efficiency directives. We plan to implement available technologies to improve our collection and analysis of freight data, which will allow us to further optimize our routing and improve the productivity of our network. In addition, our management team has created a system that continually analyzes every aspect of our operations to identify areas where we can improve our transit times and network density, and eliminate operating inefficiencies. For example, we have implemented guidelines for our long-haul lanes in order to improve our load average and reduce costs. We continuously evaluate our lanes and routes to identify opportunities to optimize our operations in a manner that will increase our density, minimize intermediate handling and reduce per-shipment operating expenses. Furthermore, when approaching new business, we target volume growth in markets and lanes with excess capacity so that immediate improvements in density will be achieved through the addition of new volume.

Selectively Pursue Acquisition Opportunities.    We believe that our industry provides selected opportunities for expansion through acquisition. For example, our recent acquisition of Motor Cargo provided us with an established regional presence in a number of western U.S. markets. While we do not currently have plans to pursue an acquisition of an operation the size of Motor Cargo in the near term, we will consider smaller acquisitions both to complement our nationwide infrastructure through the acquisition of assets and service centers from other industry participants and to increase our density in geographic areas where we have capacity to do so.

Corporate History

Overnite Transportation was founded in 1935, became a public company in 1957 and was acquired by Union Pacific in 1986. Following this acquisition, and with assistance from Union Pacific, we achieved growth in our physical network and improved our technology systems. During the early 1990s, we shifted the focus of our business from local accounts to large, national accounts and increased the number of our national accounts rapidly. This rapid expansion, coupled with the sudden growth in our long-haul and inter-regional traffic resulting from the 1994 nationwide strike against union LTL carriers, strained our ability to provide reliable service, resulted in a lack of focus on our traditional regional and inter-regional strengths and decreased the percentage of local, high-margin customers in our product mix. In addition, we did not rationalize our pricing to accommodate the change in traffic mix, leading to substantial profit and yield erosion. These factors contributed to net losses in 1995 and 1996, the first time that Overnite Transportation had experienced losses in its 60-year history. As service levels and profitability declined, our relations with our employees deteriorated, and we began to experience labor problems, culminating in an effort by the Teamsters to organize Overnite Transportation employees. At the height of the Teamsters’ campaign to unionize Overnite Transportation employees, the Teamsters had petitioned to gain representation rights at over 60 of Overnite Transportation’s service centers, and they ultimately gained certified representation rights at 26 of the 170 Overnite Transportation service centers. The Teamsters also initiated a nationwide strike against Overnite Transportation in 1999.

Our service and operational turnaround began in April 1996 when Union Pacific appointed Mr. Leo H. Suggs, a 40-year trucking veteran, as Chairman and Chief Executive Officer of Overnite Transportation. Mr. Suggs assembled a new management team throughout the organization, from senior managers to service center managers, by selectively hiring and promoting experienced individuals. This new management team developed a plan to restore our reputation for service and reliability and to return our company to profitability. As a result of management’s turnaround initiatives and employee commitment, we returned to profitability in 1997 and resolved a majority of our labor issues over the following six years. Since 1996, the new management team led by Mr. Suggs has improved transit times on over 50% of lanes served, improved on-time performance to an average of 97%, added full coverage to all 50 states and to over 95% of the population in Canada, added new service offerings and realigned our sales force to report directly to service center managers. Our new management team was also able to successfully resolve the Teamsters’ three-year nationwide strike without entering into any contract with or granting any concessions to the Teamsters. Also, in July 2002, Overnite Transportation employees began to decertify the Teamsters as their collective bargaining representative at Overnite Transportation service centers. The decertification process resulted in the Teamsters losing representation rights at all of the 26 Overnite Transportation service centers where they had previously gained certified representation rights, meaning that the Teamsters are no longer acting as the collective bargaining representative for employees at these locations. As a result of the resolution of the strike and the decertifications, the Teamsters’ campaign to unionize Overnite Transportation employees has ended at this time and management’s attention is no longer diverted by these issues.

In November 2001, Union Pacific acquired Motor Cargo, a regional LTL ground transportation services provider in the western United States, including Hawaii and Alaska, as well as select markets in Canada. Immediately following the acquisition, Union Pacific transferred Motor Cargo to us as a wholly owned subsidiary of our company. While we retain the recognized Motor Cargo brand in our western region, we actively seek out revenue and cost synergies between Motor Cargo and the rest of our operations. Motor Cargo employs 1,826 employees and had operating revenue of $143.6 million and an operating ratio of 93.1% during 2002. Motor Cargo operates 37 service centers and relies on partnerships with other carriers to provide LTL services for remote locations in the western United States, including Hawaii and Alaska, as well as select markets in Canada.

Products

LTL Service.    We offer a full range of regional, inter-regional and long-haul LTL services in all 50 states, Canada, Puerto Rico, Guam, the U.S. Virgin Islands and Mexico. Approximately 29% of our LTL operating revenue in 2002 was derived from the regional market, 43% from the inter-regional market and 28% from the long-haul market. We provide LTL services through our network of 208 service centers and carrier partnerships. We have recently expanded our service to provide direct coverage to all 50 states and over 95% of the Canadian population. We transport a variety of products, including fabricated metal products, chemicals, textiles, machinery, furniture and fixtures, electronics and paper products.

We manage the time-critical nature of our services by focusing on on-time departures and disciplined operations. Our network is a hybrid of the “direct-load” network used by regional carriers and the “hub-and-spoke” network typically associated with long-haul carriers. We maximize our network efficiency by using direct loading in high density lanes where we can transport freight directly from the origin service center to the destination service center and by using hub-and-spoke consolidation points on lanes lacking the necessary density. For lanes in which we do not have density to support direct loading, we have 21 service centers that act as our primary consolidation facilities to help balance the number of loads moving on a lane, optimize the number of loads generated, reduce circuity and lessen the dependence on our largest hubs. We employ a combination of single drivers (one driver in the tractor) performing round trips and long runs (involving a layover at another service center) and sleeper teams (two drivers in a tractor) to move loads between service centers. Our combination of single drivers and sleeper teams allow us to provide timely service, specifically in our long-haul markets. In addition, many of our drivers unload and load their trailers as part of the planned work schedule. The flexibility of a non-union workforce enables us to have drivers work on the docks, helping us maintain our service levels and manage our labor costs according to the volume of business.

In addition to our core LTL service, we have developed certain high-margin value-added LTL services that are targeted to specific high-growth market niches, and leverage the strengths of our existing distribution network. For 2002, these services (including fuel surcharges associated with these services) represented approximately 9% of total operating revenue, and include the following:

Cross-Border Services.    We offer specialized services for customers transporting freight across the Canadian and Mexican borders as well as into Puerto Rico and Guam. We provide single carrier responsibility for cross-border shipments, eliminating the need to deal with a second carrier in the destination country. We also handle customs documentation for the shippers and provide an advance customs clearance process that allows shipments to be cleared immediately upon arrival at the Canadian border.

Expedited and Guaranteed Transportation Solutions.    We offer expedited and guaranteed delivery service for time-critical LTL shipments with commitments that can be as much as three days faster than our standard transit time. In providing this service, we either use our own resources or make specialized arrangements with airfreight carriers, commercial airlines and other contract carriers to extend the reach or shorten the transit time to meet the customer’s requirements.

Assembly and Distribution.    Using our extensive service center network and hub service centers, we offer assembly and distribution services. We perform assembly services by picking up LTL shipments for a customer across multi-state areas, transporting them to a regional hub and consolidating them into a dedicated truckload for inter-regional or long-haul transport. We perform distribution services by receiving the truckload at a regional hub and separating it into LTL shipments, which are transported by us to designated customers throughout a multi-state area.

Government Services.    We are one of the largest providers of LTL service for the U.S. Government. Agencies served include the U.S. Department of Defense, Internal Revenue Service, Veterans Administration, Department of State, Department of Justice, Coast Guard, General Services Administration, Postal Service and others. All government shipments are coordinated by a special team of our employees who ensure the unique shipping needs of government agencies are consistently met.

Trade Show Services. Our trade show service, which we began to offer in 1997, focuses on the time-sensitive market for exhibit transportation. We estimate that the overall trade show transportation market generates approximately $500 million in annual revenue, with profit margins superior to those of ordinary LTL traffic.

Third Party Logistical Services.    During the latter part of 2002, we created a new third party logistics division called OMC Logistics, which provides a variety of supply chain solution services, including performing the various functions of a traffic department and providing customers with access to comprehensive transportation management system software. OMC Logistics also offers to replace and manage private fleets. In addition, OMC Logistics will offer warehousing and order fulfillment services by leveraging the services and expertise of Motor Cargo’s warehousing and fulfillment center, as well as utilizing third party contractors.

Truckload Service.    In addition to our LTL service, we provide our customers with truckload transportation solutions. Truckload shipments consist of shipments over 10,000 pounds, and accounted for approximately 8% of our operating revenue in 2002. In our backhaul truckload service, we identify empty trailers traveling on backhaul lanes and market full truckload service to secure freight for these returning trucks. We also offer premium-service dedicated truckload transportation to selected markets where reliability is a critical requirement. We target this dedicated truckload service, which is offered through our Special Services Division, to customers that employ “just-in-time” manufacturing and others, such as automobile manufacturers, that employ time-sensitive inventory management systems. We provide truckload services at compensatory rates, rather than competing solely on price.

Sales and Marketing

Our sales force of approximately 460 employees is organized into three divisions. Approximately 20 national account managers develop relationships with our national account customers. Approximately 350 local account managers are responsible for generating sales through locally-managed accounts within a territory covered by one of our service centers. Approximately 40 inside sales associates establish and maintain their own customer base of small accounts and can develop leads for the local account managers. All sales professionals participate in incentive compensation plans based on revenue and profitability that offer the opportunity to earn in excess of 33% of base salary on an annual basis. From time to time, we will solicit direct city driver involvement in the sales effort through promotional contests with potential for significant awards for participating drivers. In addition, we have approximately 30 sales associates dedicated to serving in our high margin value-added LTL areas, such as expedited and guaranteed delivery, cross-border, trade show and government, and approximately 5 sales associates that serve our truckload customers. We also have approximately 15 sales directors that supervise our sales force.

We have undertaken a number of initiatives to motivate our sales force to generate additional revenue. In 2002, we changed the reporting structure of our local sales force so that sales representatives and service center managers work together to develop and retain local account relationships. We have also redesigned our sales incentive program to include minimum quotas on local account sales, as well as incentives to increase value added revenue. In addition, we have implemented an Executive Sponsor Program, in which members of our senior management are responsible for generating sales of LTL-related services by working with our most profitable customers to develop integrated service packages that are tailored to their shipping needs.

We use our shipment costing systems to direct the efforts of our sales and marketing team. The system assigns an activity cost to every shipment which can then be summarized by customer, by origin-destination lane, by service center or by commodity. For any area of our business, we can analyze profitability, contribution to fixed cost, cost relative to other similar areas and price relative to similar areas. By looking at these measures, the sales team is able to target accounts that need to be renegotiated and identify, and thereby focus on, customers and commodities that have the greatest profit potential.

Service Centers

We operate 208 service centers with a total of 10,295 loading doors. Our 20 largest service centers, in terms of the number of loading doors, are listed below.

Service Center	Doors	Owned/Leased
Gaffney, South Carolina	264	Owned
Harrisburg, Pennsylvania	257	Owned
South Holland, Illinois	217	Leased
Memphis, Tennessee	189	Owned
Columbus, Ohio	175	Owned
Dallas, Texas	162	Leased
Kansas City, Kansas	162	Owned
Lexington, Kentucky	147	Owned
St. Louis, Missouri	142	Owned
Atlanta, Georgia	138	Owned
Minneapolis, Minnesota	135	Owned
Los Angeles, California	125	Owned
Greensboro, North Carolina	124	Owned
Richmond, Virginia	124	Owned
Baltimore, Maryland	122	Owned
Charlotte, North Carolina	119	Owned
Phoenix, Arizona	118	Owned
Fontana, California	117	Owned
South Brunswick, New Jersey	111	Leased
Chicago, Illinois	110	Owned

Total	3,058

In the second quarter of 2003, we acquired a service center in St. Louis, Missouri to replace a smaller facility in the same metropolitan area. This service center, which has 142 loading doors, was occupied and became operational in October 2003. The smaller St. Louis facility being replaced has been closed and will be made available for sale.

We have entered into an agreement with a third party in order to finance and lease the expansion of our South Holland, Illinois service center. The costs to expand the facility were $13.2 million, and these costs were borne by the lessor under the agreement. The original lease covering the expansion was completed in the fourth quarter of 2000. We restructured the terms of the lease in the second quarter of 2003. Our lease expires in 2006, with provisions for renewal upon the agreement of the parties, and our lease payments are sufficient to provide a return on the lessor’s investment. At any time during the lease, we may purchase the facilities at approximately the amount expended by the lessor. If we do not renew the lease and do not exercise our right to purchase the facility, the lessor may remarket the facility, and we have guaranteed the lessor a residual value equal to 85% of the total cost. The amount of this guarantee is approximately $11.2 million. Union Pacific has guaranteed our obligations under these arrangements, and Union Pacific will continue to provide this guarantee following the completion of this offering.

Our Dallas, Texas service center is owned by a joint venture that we entered into with IIG Commercial Developers, Inc. in 1998. We own 50% of this joint venture, and our investment in the joint venture was $3.6 million as of December 31, 2002. We lease the Dallas service center from this joint venture under a lease that expires in 2010.

Fleet

As of December 31, 2002, we operated a fleet of 6,085 tractors, 21,597 trailers and 1,877 forklifts. The number, type and age of our tractors and trailers are summarized below.

Type of Equipment (categorized by primary use)	Number of Units	Average Age
Linehaul tractors	3,220	3.8 years
Pickup and delivery tractors	2,865	9.3 years
Trailers	21,597	10.5 years
Forklifts	1,877	4.0 years

Fleet Maintenance Services

We maintain our fleet through 92 shops strategically co-located with service centers throughout our network. Typically, smaller shops perform repairs and preventive maintenance and larger shops have the ability to do complete engine rebuilds and body work for tractors and trailers. In addition, we operate a tire shop for recapping tires. In 2002, our tire shop recapped over 43,500 tires, more than twice the number of new tires purchased. We produce recapped tires for approximately 75% of the cost of buying recaps. We also operate five “mobile shop” vans that perform preventive maintenance checks and minor repairs. In total, our fleet services department employs over 720 mechanics and approximately 200 administrative, clerical and management personnel. We augment our fleet maintenance capability through purchased services that amounted to approximately 8% of our total fleet maintenance expenditures in 2002.

Information Technology

Sophisticated information systems are vital to our profitability and growth. A combination of mainframe and client server applications provide comprehensive data collection, complex analysis and processing for critical business information, including all freight and equipment movement events, sales calls and activity, rating and customer information. We have built a data warehouse to evaluate every material component of a shipment’s cost. The data warehouse serves as an information repository used extensively throughout our company to control costs, improve operational efficiency and enhance revenue yield. The information we collect provides decision support for evaluating business indicators, such as the profitability of a specific customer or the operational efficiency of a service center.

We also operate websites to provide our customers with easy access shipping information, including shipment tracking and tracing, rate quotes, customized reports and the ability to generate electronic bills of lading, all in a secure computing environment. These sites also provide transit times and comprehensive information about our products and services and contact information.

We have implemented optical document scanning technology to enhance customer service and billing procedures. As a result, customer service representatives can view images of scanned bills of lading and other shipping documents from their workstations and, if requested, fax them to a customer. This information is also made available on our websites so that customers can access this information directly. We also have an advanced dispatching system to assist in the monitoring of driver/trailer schedules and the adherence to business operating plans. Typically, central dispatchers match “extra” loads to available tractors and drivers located within a geographic region, and the system enhances the dispatcher’s ability to manage loads and drivers from multiple service centers, thereby improving coordination between dispatchers.

We continue to enhance our means of providing electronic connectivity with customers for conducting critical business functions such as invoicing, electronic funds payment, tendering of bills of lading and shipment tracking and tracing. Standard electronic data interchange (EDI) technology, web-based applications and Internet communications are used to facilitate these transactions.

We are implementing a number of new information technology applications in 2003 to enhance our operations. We are implementing an automated time and attendance and a state-of-the-art data collection application for city drivers that will electronically capture pick-up and delivery events to improve outbound planning and billing accuracy. We are also focusing on the re-engineering of some legacy applications and the continued roll out of an easy to manage and maintain technology infrastructure that will make our system more efficient and adaptable. For instance, we will utilize thin client computing technology, which is a centralized system of providing computing functionality through low cost devices attached to centralized servers that run our applications for all of our remote locations.

In order to protect against and be prepared for disruptions in our computer infrastructure, we continuously improve our computer disaster recovery plan and conduct two formal test plans annually. In addition, a business contingency planning team has been established, made up of key business functional Vice Presidents, to ensure that business contingency plans are aligned with technology disaster support.

Fuel

In 2002, fuel (excluding fuel taxes) represented approximately 4% of our total operating costs. When fuel costs exceed our planned levels, we seek to charge a portion of the higher cost to our customers through a fuel surcharge. While we have historically been able to offset significant increases in fuel prices through fuel surcharges, we cannot be certain that we will be able to do so in the future. The fuel surcharges we negotiate with our customers only apply when our fuel costs exceed specified levels. Further, these fuel surcharges are customarily limited by caps on the amounts required to be paid by our customers. Accordingly, in order to protect against fluctuations in fuel prices that will not be covered by fuel surcharges, we frequently enter into fuel hedging arrangements. In the event we are not hedged, we are at risk to the extent that changes in the market price of fuel are not covered by our negotiated fuel surcharge arrangements. Alternatively, while the use of fuel hedging arrangements may provide us with protection from adverse fluctuations in fuel prices, by utilizing these arrangements we potentially forgo the benefits that might result from favorable fluctuations in fuel prices or, in some cases, we may incur hedging losses. We have not hedged any of our remaining forecasted fuel consumption for 2003.

Competition

The LTL industry is highly competitive, and we compete against other carriers on the basis of service quality and reliability, as well as price. We compete with regional and national motor carriers, and to a lesser extent, with package carriers and railroads. We estimate that the 10 largest LTL carriers generated approximately $17 billion in revenue, representing at least 70% of the LTL industry, excluding package/courier carriers, in 2002. Our major competitors within the LTL industry include Arkansas Best Corporation, CNF, Inc., FedEx Freight, Old Dominion Freight Line, Inc., Roadway Corporation, USFreightways and Yellow Corporation.

The regional market is primarily served by regional, non-union carriers. The long-haul market is primarily served by national, union carriers. Both regional carriers and national carriers provide inter-regional LTL service. We do not believe that any one carrier is dominant in any of the markets of the LTL industry. We believe that we generally compete favorably with most other carriers on the basis of service quality, reliability and price. We also believe that our size and lane density are advantages when competing against smaller carriers in the regional and inter-regional markets and potential disadvantages when competing against the large national carriers in the long-haul market. Additionally, certain smaller niche carriers have greater lane density and lower cost structure in certain regional markets, which may give them a competitive advantage in service quality and price in those markets. Our cost structure, work rule flexibility and service products are generally comparable with large regional, non-union carriers and superior to national, union carriers. However, smaller non-union regional carriers often have a cost advantage because of lower wages and benefits.

Insurance and Safety

LTL trucking companies, including ours, are exposed to claims related to cargo loss and damage, property damage, personal injury and workers’ compensation. We currently maintain insurance covering these risks in amounts that are subject to deductibles that we believe are adequate for our business. We also self-insure for a portion of our claims exposure resulting from these risks, ranging from $250,000 for general liability to $5.0 million per claim for automobile liability. Both our insurance carriers and the states in which we operate require us to post either letters of credit or surety bonds to collateralize this self-insured retention.

Union Pacific, our parent company, administers an insurance program for workers’ compensation and public liability claims for its corporate entities, including us. Under the program, Union Pacific has provided indemnities, insurance guarantees, letters of credit and surety bonds to states and insurance companies for the performance of our obligations under these claims. Following this offering, we will no longer be affiliated with Union Pacific, and Union Pacific will no longer provide such indemnities, guarantees, letters of credit or surety bonds for our benefit under this program. As a stand-alone company, we will be required to obtain new insurance policies and reapply as a self-insurer in several of the states in which we operate. As a result, insurance carriers and those states will reevaluate our creditworthiness on a stand-alone basis, and the amount of collateral that we must post to secure our self-insurance exposure will likely increase. Accordingly, we will face increased expenditures to provide our own indemnities, guarantees, letters of credit and surety bonds, and we estimate that these expenses will be $4.5 million each year.

Employees

As of June 30, 2003, we had over 14,500 employees, over 11,000 of whom are drivers, dock workers and fleet mechanics.

Relationships with Labor Organizations

General.    The Teamsters union does not represent any of our 12,600 Overnite Transportation employees. Employees at two Motor Cargo service centers located in North Salt Lake, Utah and Reno, Nevada, representing approximately 11% of our Motor Cargo work force at 37 service centers, are covered by two separate collective bargaining agreements with unions affiliated with the Teamsters. Although these agreements cover most of the employees at these two service centers, less than half of these covered employees are actual union members. Those contracts are significantly less onerous than the Teamsters’ National Motor Freight Agreement in terms of wages, benefits and restrictive work rules. On September 15, 2003, employees at Motor Cargo’s Reno service center filed a petition to decertify the Teamsters as their collective bargaining representative. At the decertification election held on October 23 and 24, 2003, employees at Motor Cargo’s Reno service center voted to retain the Teamsters as their collective bargaining representative.

Strike.    The Teamsters union called a nationwide strike against Overnite Transportation on October 24, 1999. The Teamsters ended the strike on October 24, 2002, by making an unconditional offer on behalf of the remaining strikers to return to work. At that time, there were approximately 300 remaining strikers, of which approximately 100 returned to work. The Teamsters ended their strike without obtaining any contract or concessions from us.

Decertification Elections.    Between late 1994 and July 2002, the Teamsters were certified and recognized to represent employees at 26 Overnite Transportation service centers, representing approximately 17% of our employees (and 21% of our non-management employees). Since July 2002, employees at 24 of the 26 represented service centers have voted to end representation by the Teamsters, in most cases by overwhelming margins. The Teamsters also withdrew from representing the employees at two other service centers prior to the decertification elections. All 26 service centers have now been officially certified by the National Labor Relations Board, or NLRB, as being non-union. As a result of the decertifications and our successful resolution of the Teamsters’ strike, the Teamsters’ campaign to organize our employees has ended at this time.

Customers

We provided LTL, truckload and value added services to over 60,000 customers in 2002. We provide services to a broad range of industries, including the retail industry, which currently accounts for approximately 35% of our LTL operating revenue. The top five commodities handled during 2002 include fabricated metals, chemicals and allied products, apparel and other textile products, furniture and fixtures and electric and electronic equipment.

The majority of our local customers are on our current tariff rates that automatically increase annually when we announce a general rate increase. However, the number of customers and revenue subject to the automatic annual rate increase has gradually been eroding since deregulation of the trucking industry occurred in 1980. The rates for a majority of our national accounts are contractual and must be renegotiated annually. Revenue for national and local accounts each aggregated approximately 50% of our LTL operating revenue during 2002.

For the year ended December 31, 2002, our top 20 customers accounted for approximately 25% of our operating revenue, our top 10 customers accounted for approximately 20% of our operating revenue and our top five customers accounted for approximately 16% of our operating revenue. Our largest customer for 2002 accounted for approximately 6% of operating revenue.

Regulation

The trucking industry has been substantially deregulated by the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994 and the ICC Termination Act of 1995. Rates and services are now largely free of regulatory controls. However, interstate motor carriers remain subject to certain regulatory controls imposed by agencies within the DOT, such as the Federal Motor Carrier Safety Administration and the Surface Transportation Board. Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Matters such as weight and dimension of equipment are also subject to Federal and state regulations.

The Federal Aviation Administration Authorization Act of 1994 largely deregulated intrastate transportation by motor carriers, prohibiting individual states from regulating entry, pricing, or service levels. However, states did retain the right to require compliance with safety and insurance requirements.

We use two-way radios in our business. These radios operate over frequencies that are shared with other users. Our use of these frequencies is regulated by the Federal Communications Commission, or the FCC. Under the regulations of the FCC, we are required to obtain licenses in order to operate our radios. We have obtained the licenses required to operate our radios and we believe we operate our radios in accordance with the terms of such licenses and FCC regulations.

Environmental Regulation

We are subject to Federal, state and local environmental laws and regulations that address, among other things, the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater, facility and vehicle emissions into the atmosphere and underground and aboveground fuel storage tanks. Under certain environmental laws, we can be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, including cleanup costs, fines and penalties, and personal injury and property damages. We believe that we are in substantial compliance with all such environmental laws and regulations.

The EPA has issued regulations that require progressive reductions in exhaust emissions from certain diesel engines through 2007. New emissions standards under the regulations and a judicial consent decree went into effect for certain engines beginning in October 2002. In addition, the regulations require subsequent reductions in the sulfur content of diesel fuel beginning in June 2006 and the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with the model year 2007. Each of these requirements could result in higher prices for tractors and diesel engines and increased fuel and maintenance costs.

Our drivers and dock workers are trained in the handling and transportation of hazardous materials, and drivers are required to have a hazardous materials endorsement on their driver licenses. Approximately 4% of the shipments transported by us in 2002 were classified as hazardous. If we were to be involved in a spill or other accident involving hazardous materials, if such materials were found to have contaminated our equipment or facilities, or if we were found to be in violation of applicable laws and regulations, we could be responsible for clean-up costs, personal injury and property damage and fines or other penalties, any of which could have a materially adverse effect on us. Shipping hazardous materials also has the potential to affect freight handling logistics, due to DOT and other requirements limiting the types of materials that can be shipped as part of the same cargo load with certain hazardous materials. Furthermore, new DOT security and planning and training requirements will impose additional costs and obligations on shippers of hazardous materials.

We have been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, in connection with the cleanup of three hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of the contaminated site can be imposed upon any current or former owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the activities that led to the contamination. We have investigated the nature and costs of potential response actions at these sites and our own involvement, alone and in relation to the involvement of other named potentially responsible parties, in waste disposal or waste generation at such sites. We have either resolved such liabilities through de minimis settlements or we have taken the position that our obligations with respect to all such sites not subject to settlement will involve immaterial monetary liability, though there can be no assurances in this regard.

Litigation

We are subject to various litigation in the personal injury, property damage, freight claim and employment and labor areas. The Teamsters historically have filed numerous charges against us alleging various violations of the National Labor Relations Act, which we contest and defend. Various other legal actions arising in the normal course of business, are pending. None of the legal actions currently pending against us is expected to have a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

The following provides information about our executive officers and directors and their ages as of October 1, 2003. We currently have two directors, both of whom are officers of Overnite Corporation, a newly formed corporation. Within 90 days following this offering, we will appoint six additional directors, at least five of whom will satisfy the independence requirements of The Nasdaq National Market.

Leo H. Suggs.    Director, Chairman, Chief Executive Officer and President of Overnite Corporation since July 31, 2003, and Chairman and Chief Executive Officer of Overnite Transportation, a position he has held since April 1996. Mr. Suggs has 45 years of experience in the trucking industry. Prior to 1996, Mr. Suggs served as President and Chief Executive Officer of Preston Trucking Company, Inc., a LTL carrier, and held various executive positions with Yellow Corporation and Ryder/PIE Nationwide, Inc. Mr. Suggs is 63 years old.

Patrick D. Hanley.    Director, and Senior Vice President and Chief Financial Officer of Overnite Corporation since July 31, 2003, and Senior Vice President and Chief Financial Officer of Overnite Transportation, a position he has held since June 1996. Prior to 1996, Mr. Hanley served in a variety of financial management positions at Union Pacific and its subsidiaries, including Vice President of Finance of Union Pacific Resources Group, Inc. from 1990 to 1996, and held various management positions with Ford Motor Company. Mr. Hanley is 58 years old.

Gordon S. Mackenzie.    Senior Vice President and Chief Operating Officer of Overnite Transportation, a position he has held since July 1996. Prior to joining Overnite Transportation in 1996, he served as Senior Vice President and Chief Operating Officer of Preston Trucking Company, Inc. from 1993 to 1996, and held various executive positions with Standard Trucking Company, Ryder/PIE Nationwide, Inc. and Transcon Lines, Inc. Mr. Mackenzie is 58 years old.

John W. Fain.    Senior Vice President—Marketing and Sales of Overnite Transportation, a position he has held since 1996. Prior to 1996, he served as Senior Vice President—Operations and as Vice President—Southeast Region of Overnite Transportation. Mr. Fain joined Overnite Transportation as General Counsel in 1982. Mr. Fain is 50 years old.

Mark B. Goodwin.    Senior Vice President, General Counsel and Secretary of Overnite Corporation since July 31, 2003, and Senior Vice President and General Counsel of Overnite Transportation, a position he has held since December 1998. Mr. Goodwin joined Overnite Transportation as Vice President and General Counsel in 1992. Mr. Goodwin has been continuously employed by Union Pacific and its subsidiaries since 1983. Prior to 1983, Mr. Goodwin was employed as an attorney with Steptoe & Johnson in Washington, D.C. Mr. Goodwin is 54 years old.

Louis V. Holdener.    President and Chief Operating Officer of Motor Cargo Industries, Inc. since April 2001. Prior to that, Mr. Holdener served as Vice President of Motor Cargo Industries, Inc. from 1997 to 2001 and President of its principal operating subsidiary since 1991. Mr. Holdener has been continuously employed with Motor Cargo Industries, Inc. and its subsidiaries since 1965. Mr. Holdener is 65 years old.

Board of Directors and Executive Officers

When we complete this offering, our board of directors will consist of two persons. We intend for our board ultimately to consist of eight persons, at least a majority of whom will satisfy the independence requirements of The Nasdaq National Market.

Our executive officers are appointed by the board on an annual basis and serve until their successors have been duly elected. There are no family relationships among any of our directors or executive officers.

Committees of the Board

Our board will establish various committees to assist it with its responsibilities. Those committees are described below. Each committee established by the board will undergo an annual performance evaluation to ensure that the committee adequately performs its responsibilities.

Audit Committee

After this offering, our board will designate an audit committee that will consist of at least three directors. Each member of the audit committee will be financially literate at the time such member is appointed. The composition of the audit committee will satisfy the independence requirements of The Nasdaq National Market and the SEC. No audit committee member will receive from us any compensation other than that paid with respect to such member’s service as a director, including service on committees. In addition, no member of our audit committee will own or control more than 10% of our common stock.

The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board.

The audit committee will have responsibility for overseeing:

•	our accounting and financial reporting processes;

•	the reliability of our financial statements;

•	the effective evaluation and management of our financial risks;

•	our compliance with laws and regulations; and

•	the maintenance of an effective and efficient audit of our financial statements by a qualified and independent auditor.

To fulfill these responsibilities, the audit committee will:

•	be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

•	ensure that we establish and maintain effective disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

•	periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

•	review our accounting policies and practices to ensure they meet the requirements with respect to the FASB, the SEC and the American Institute of Certified Public Accountants;

•	select, evaluate, and if necessary, replace our independent auditors;

•	actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

•	meet with the independent auditors, the internal auditors and the senior management to review the scope and methodology of the proposed audit;

•	establish procedures to ensure rapid and current disclosures of material changes in condition or operations;

•	discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

•	set clear hiring policies with respect to any current or former employees of our independent auditors; and

•	establish procedures for the (1) receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and (2) confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

Nominating and Governance Committee

After this offering, our board will designate a nominating and governance committee that will consist of at least three directors. The composition of the nominating and governance committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will:

•	identify individuals qualified to serve as our directors;

•	nominate qualified individuals for election to our board of directors at annual meetings of shareholders;

•	recommend to our board the directors to serve on each of our board committees; and

•	recommend to our board a set of corporate governance guidelines.

To fulfill these responsibilities, the nominating and governance committee will:

•	review periodically the composition of our board;

•	identify and recommend director candidates for our board;

•	recommend to our board nominees for election as directors;

•	recommend to our board the composition of the committees of the board;

•	review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

•	review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

•	evaluate periodically the adequacy of our conflicts of interest policy;

•	review related party transactions;

•	consider with management public policy issues that may affect us;

•	review periodically our committee structure and operations and the working relationship between each committee and the board; and

•	consider, discuss and recommend ways to improve our board’s effectiveness.

Compensation Committee

After this offering, our board will designate a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will recommend to our board nominees for the compensation committee. The compensation committee will meet at least twice during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

•	develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders;

•	recommend to our board for approval, compensation and benefit plans;

•	review and approve annually corporate and personal goals and objectives to serve as the basis for the chief executive officer’s compensation, evaluation of the chief executive officer’s performance in light of the goals and, based on such evaluation, determine the chief executive officer’s compensation;

•	determine the annual total compensation for our named executive officers;

•	with respect to our equity-based compensation plans, approve the grants of stock options, restricted stock, performance shares, SARs and other equity-based incentives as permitted under our compensation plans;

•	review and recommend to our board compensation for non-employee directors; and

•	review and recommend to the board regarding employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors. It is intended that arrangements for change of control benefits for our executive officers will be considered by the compensation committee after this offering.

Executive Committee

An executive committee will be formed after this offering, the responsibilities of which will be set forth in our bylaws. To the extent permitted by Virginia law, the executive committee will have the authority to act for our board when the board is not in session and to direct and manage our business and affairs in our best interests and in the best interests of our shareholders.

Compensation of Directors

After this offering, all non-employee directors will receive a retainer of $45,000 per year, half of which will be payable in cash and half in shares of our common stock. In addition, each non-employee director will receive 2,000 options to purchase shares of our common stock on the June 1 following our initial annual meeting and will receive options to purchase an additional 2,000 shares of our common stock on each June 1 thereafter. Employee directors will not receive retainers. Additionally, chairpersons of our board committees, other than the chairperson of our audit committee, will receive an additional annual retainer of $5,000, half of which will be payable in cash and half in shares of our common stock. The chairperson of our audit committee will receive an additional annual retainer of $10,000, half of which will be payable in cash and half in shares of our common stock. We intend to establish a deferral plan that would allow each non-employee director to defer receipt of all or part of the retainer fee. We will reimburse each of our directors for reasonable travel expenses incurred in connection with attending all board and board committee meetings.

Executive Compensation

The following table shows the compensation for the fiscal year ended December 31, 2002, received by or paid to our chief executive officer and each of our four most highly compensated executive officers, other than our chief executive officer, based on salary and bonus information. In this prospectus, we refer to our chief executive officer and our four other most highly compensated executive officers as our “named executive officers.”

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Salary	Bonus(a)	Other Annual Compensation	Restricted Stock Awards(b)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation(c)
Leo H. Suggs	$441,667	$0	$0	$3,109,546	50,000	$0	$31,113
Chairman of the Board of Directors, Chief Executive Officer and President of Overnite Corporation
Patrick D. Hanley	267,500	30,000	0	627,405	15,000	0	16,463
Senior Vice President and Chief Financial Officer of Overnite Corporation
Gordon S. Mackenzie	255,000	125,000	0	469,933	15,000	0	15,433
Senior Vice President and Chief Operating Officer of Overnite Transportation
John W. Fain	217,300	0	0	657,410	15,000	0	10,495
Senior Vice President—Marketing and Sales of Overnite Transportation
Mark B. Goodwin	190,792	0	0	328,733	9,000	0	10,440
Senior Vice President, General Counsel and Secretary of Overnite Corporation

(a)	Bonus amounts forgone under the Union Pacific Premium Exchange Program, or PEP, for 2002 are excluded from the bonus column, and the value of the retention stock units awarded in lieu of these bonuses is included in the restricted stock awards column. Executive officers could elect to forego all or a portion of their respective annual incentive awards in exchange for retention stock units equal to 150% of the incentive amount foregone under the PEP. The units are generally subject to a three-year vesting period.
(b)	Restricted stock awards consist of units representing shares of Union Pacific common stock. Aggregate restricted stock holdings (excluding stock units awarded in January 2003 pursuant to the PEP as described below) and the value thereof as of December 31, 2002 were: Mr. Suggs, 60,295 stock units, $3,609,862; Mr. Hanley, 19,168 stock units, $1,147,588; Mr. Mackenzie, 10,331 stock units, $618,517; Mr. Fain, 15,635 stock units, $936,067; and Mr. Goodwin, 6,614 stock units, $395,980. Of these amounts, 35,000, 5,000, 5,000, 5,000 and 2,500 retention stock units were granted in July 2002 to Messrs. Suggs, Hanley, Mackenzie, Fain and Goodwin, respectively, and are subject to a four-year vesting period. Pursuant to the PEP, for 2002 Messrs. Suggs, Hanley, Mackenzie, Fain and Goodwin elected to forego all or a portion of their respective annual incentive awards in exchange for grants of retention stock units equal to 150% of the amount foregone, with retention stock units valued at the fair market value of Union Pacific common stock on January 30, 2003, the day the award was made. The amounts shown in the restricted stock awards column for 2002 for Messrs. Suggs, Hanley, Mackenzie, Fain and Goodwin include 15,408, 6,163, 3,350, 6,699 and 3,350 retention stock units, respectively, so awarded. Such retention stock units are subject to a three-year vesting period. For awards of retention stock units, the holder is entitled to receive dividend equivalents during the vesting period that are paid at the same rate and time as dividends would have been paid on an equivalent number of shares of Union Pacific common stock. The closing price of Union Pacific common stock on December 31, 2002 was $59.87 per share. See “—Treatment of Existing Grants under Union Pacific Plans” for the treatment of these retention stock units upon completion of this offering.
(c)	Other Compensation for 2002 consists of executive life insurance premiums (Mr. Suggs, $15,655; Mr. Hanley, $6,404; Mr. Mackenzie, $6,508; Mr. Fain, $2,385; and Mr. Goodwin, $3,221), the company-matching contributions to employee contributions to 401(k) plans (Mr. Suggs, $15,458; Mr. Hanley, $9,363; Mr. Mackenzie, $8,925; Mr. Fain, $7,606; and Mr. Goodwin, $6,656) and interest earned (Mr. Suggs, $0; Mr. Hanley, $696; Mr. Mackenzie, $0; Mr. Fain, $504; and Mr. Goodwin, $563) under the savings plan for employees of Overnite Transportation. See “—Employee Savings Plan.”

Option/SAR Grants in Last Fiscal Year

The following table shows information about the grants of options to purchase Union Pacific common stock to our named executive officers in the fiscal year ended December 31, 2002. No SARs covering Union Pacific common stock were granted to our named executive officers in the fiscal year ended December 31, 2002 or in any fiscal year prior to December 31, 2002.

	Individual Grants
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Grant Date Present Value(a)
Leo H. Suggs	50,000	25.3%	$61.14/share	1/31/2012	$889,025
Patrick D. Hanley	15,000	7.6	61.14/share	1/31/2012	266,708
Gordon S. Mackenzie	15,000	7.6	61.14/share	1/31/2012	266,708
John W. Fain	15,000	7.6	61.14/share	1/31/2012	266,708
Mark B. Goodwin	9,000	4.6	61.14/share	1/31/2012	160,025

(a)	Calculated in accordance with the Black-Scholes option pricing model. The assumptions used in such option pricing model are: expected volatility, 28.76%; expected dividend yield, 1.29%; expected option life, 5 years; and risk-free rate of return, 4.371%.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table shows information about the exercise of Union Pacific stock options during the year ended December 31, 2002 by each of our named executive officers and the fiscal year-end value of the unexercised options. Each of the options listed below relates to Union Pacific common stock.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at FY End		Value of Unexercised In-the-Money Options/SARs at FY End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Leo H. Suggs	0	$0	125,000	50,000	$652,950	$0
Patrick D. Hanley	25,000	926,000	136,419	15,000	1,934,957	0
Gordon S. Mackenzie	0	0	87,000	15,000	392,490	0
John W. Fain	0	0	121,227	15,000	1,066,367	0
Mark B. Goodwin	760	13,840	20,500	9,000	115,425	0

Employee Benefit Plans

Set forth below is information concerning our benefit plans that will be effective immediately following the consummation of this offering. Under these plans, we propose to pay cash and noncash compensation, including equity grants, to our executive officers.

Stock Incentive Plan

We intend to adopt a stock incentive compensation plan, which we refer to in this prospectus as the incentive plan. The incentive plan is intended to serve as an incentive compensation plan for executives, non-employee directors, certain key managers and other contributing employees. We believe that the incentive plan will assist us in recruiting and retaining employees with ability and initiative and will help align employees’ interests with ours and those of our shareholders. Therefore, we plan to make grants to our officers and employees under our incentive compensation plan in early 2004.

Administration.    The compensation committee of our board will administer the incentive plan. The compensation committee may delegate its authority to administer the incentive plan to one or more of our officers. However, the compensation committee may not delegate its responsibility with respect to individuals who are subject to Section 16 of the Securities Exchange Act of 1934. As used in this summary, the term “administrator” means the compensation committee and any delegate of the compensation committee.

Participants.    Any of our employees or employees of our related entities, or our non-employee directors, who, in the sole discretion of the administrator, have contributed or can be expected to contribute to our profits or growth or the profits and growth of any of our related entities may be selected to participate in the incentive plan. We may award these individuals with one or more of the following:

•	options;

•	stock appreciation rights;

•	stock awards; and

•	performance shares.

Options.    Options granted under the incentive plan may be incentive stock options or nonqualified stock options. The option price of the award may not be less than the shares’ fair market value on the grant date and, except in connection with stock dividends, stock splits and similar events, the option price may not be reduced by amendment, cancellation or otherwise. The option price may be paid in cash, in a cash equivalent acceptable to the administrator, with shares of our common stock or with a combination of cash and shares of our common stock. Options may be exercised in whole or in part at the times and subject to the conditions prescribed by the administrator. However, no option may be exercised more than 10 years after its grant. The incentive plan provides that a participant may not be granted options in a calendar year for more than 300,000 shares of our common stock.

Stock Appreciation Rights.    Stock appreciation rights entitle the participant to receive, with respect to each share of our common stock for which the stock appreciation right is exercised, the excess, if any, of the fair market value of our common stock on the date of exercise over the initial value. The “initial value” is a price per share of our common stock determined by the administrator on the grant date, which may not be less than the fair market value of a share of our common stock on that date or the option price of a related stock option. The amount payable on the exercise of a stock appreciation right may be paid in cash, shares of our common stock or a combination of the two. Stock appreciation rights may be granted with options or independently of options. Stock appreciation rights may be exercised in whole or in part at the times and subject to the conditions prescribed by the administrator. However, no stock appreciation right may be exercised more than 10 years after its grant. The incentive plan provides that no participant may be granted stock appreciation rights in any calendar year with respect to more than 300,000 shares of our common stock. For purposes of this limitation and the individual limitation on the grant of options, a stock appreciation right and a related option are treated as a single award.

Stock Awards.    Stock awards entitle the participant to receive shares of our common stock, including common stock that is issued to settle our obligations under the executive incentive and deferral plan described below. A participant’s rights in the stock award may be nontransferable or forfeitable or both for a period of time or subject to conditions prescribed by the administrator. These conditions may include, for example, a requirement that the participant continue employment for a specified period (a retention stock award), or that we or any of our related entities or the participant achieve stated objectives. If the shares are not immediately vested and transferable, the period of restriction will be at least three years. However, the period may be reduced to one year if the transferability, vesting or both is subject to the satisfaction of one or more performance objectives based on the performance criteria described below. The requirements for vesting and transferability in all or part of the shares may be waived in connection with a participant’s termination of employment if the administrator finds that the circumstances of the particular case justify doing so. The incentive plan provides that no participant may be granted stock awards in any calendar year for more than 175,000 shares of our common stock.

Performance Shares.    Performance share awards entitle the participant to receive a payment equal to the fair market value of a specified number of shares of our common stock if certain performance objectives or other conditions prescribed by the administrator are satisfied. The performance period will be at least three years. However, the period may be reduced to one year if the performance shares will be earned upon the achievement of stated performance objectives based on the performance criteria described below. The performance period may be shortened and the administrator may adjust the performance objectives for all or part of the performance shares in connection with a participant’s termination of employment if the administrator finds that the circumstances of the particular case justify doing so. To the extent that the performance shares are earned, our payment obligation may be settled in cash, shares of our common stock or a combination of the two. The incentive plan provides that no participant may be granted more than 100,000 performance shares in a calendar year.

Shares Reserved for Issuance.    We may issue a maximum of 3.5 million shares of our common stock under the incentive plan, including shares of common stock that may be issued upon the exercise of options and shares issued in respect of deferrals under the executive incentive and deferral plan, which is described below. The terms of outstanding awards, the share limitations and the individual grant limitations described above will be adjusted as the compensation committee deems appropriate in the event of a stock dividend, stock split, combination, reclassification or similar events.

Performance Criteria.    A participant’s rights under stock awards and performance share awards granted under the incentive plan may be subject to our company or a subsidiary or a business unit (individually or in any combination) of our company achieving stated performance objectives. The performance objectives may be stated with respect to (a) cash flow and/or free cash flow (before or after dividends), (b) earnings per share (including earnings before interest, taxes, depreciation and amortization) (diluted and basic earnings per share), (c) the price of our common stock, (d) return on equity, (e) total shareholder return, (f) return on capital (including return on total capital or return on invested capital), (g) return on assets or net assets, (h) market capitalization, (i) total enterprise value (market capitalization plus debt), (j) economic value added, (k) debt leverage (debt to capital), (l) revenue, (m) income or net income, (n) operating income, (o) operating profit or net operating profit, (p) operating margin or profit margin, (q) return on operating revenue, (r) cash from operations, (s) operating ratio, (t) commodity or operating revenue and (u) market share.

Change of Control.    The incentive plan provides that each outstanding option and stock appreciation right will become fully exercisable, each outstanding stock award will become vested and transferable and outstanding performance shares will be earned:

•	if there is a change in control (as defined below) and, within two years thereafter, the participant resigns with good reason or his employment with us is involuntarily terminated (other than termination as a result of disability or gross misconduct); or

•	upon certain tender offers and exchange offers for our common stock.

If a participant becomes subject to the excise tax under Section 4999 of the Internal Revenue Code due to a change in control, the incentive plan provides that benefits will be reduced to avoid excise tax liability if such reduction would allow the participant to receive a greater net after-tax benefit or be indemnified from the excise tax liability (if the right to indemnification is provided under an agreement between the participant and us).

Under the incentive plan, the term “change in control” is generally defined to include (1) the acquisition of at least 30% of our voting securities by any person, (2) certain changes in the composition of our board of directors, (3) a merger or consolidation in which our shareholders own less than 50% of the voting securities of the surviving entity, (4) shareholder approval of a liquidation or dissolution of our company and (5) a transfer of all or substantially all of our total assets.

Termination; Amendment.    We may not grant any option, stock appreciation right, stock award or performance shares under the incentive plan after the tenth anniversary of the plan’s adoption. The board may sooner terminate the incentive plan without further action by shareholders. The board also may amend the incentive plan, except that no amendment will be effective without shareholder approval if the amendment

(a) increases the aggregate number of shares of our common stock that may be issued under the incentive plan (other than adjustments described under “—Shares Reserved for Issuance”) or (b) changes the class of individuals who are eligible to participate in the incentive plan.

Option Grants.    Upon the completion of this offering, we intend to award Mr. Suggs 120,000, Mr. Hanley 60,000, Mr. Mackenzie 60,000, Mr. Fain 60,000 and Mr. Goodwin 40,000 options to purchase shares of our common stock at the initial public offering price on the cover page of the prospectus. The options will have a three-year vesting period from the date of the completion of this offering. Options may be exercised in whole or in part at the times and subject to the conditions prescribed by the administrator. However, no option may be exercised more than 10 years after its grant. As a result of these awards, Messrs. Suggs, Hanley, Mackenzie, Fain and Goodwin will not participate in the award of options for other employees planned for early 2004.

Restricted Share Grants.    Upon the completion of this offering, we intend to award Mr. Suggs 68,000, Mr. Hanley 25,000, Mr. Mackenzie 25,000, Mr. Fain 25,000 and Mr. Goodwin 10,000 restricted shares of common stock. The restricted shares will vest and become transferable three years from the date of the completion of this offering. The restricted shares also will vest and become transferable if, during that three-year period, the individual’s employment ends on the account of death, disability, retirement or following a change in control. Unless the compensation committee otherwise provides, the restricted shares will be forfeited if the individual’s employment with us ends for any other reason during the three-year period.

Executive Incentive and Deferral Plan

We intend to adopt an executive incentive and deferral plan, which we refer to in this prospectus as the executive plan. The executive plan is intended to serve as a cash incentive compensation plan and deferral plan for executives. We believe that the executive plan will assist us in recruiting and retaining employees with ability and initiative and will help align executives’ interests with ours and those of our shareholders.

Administration.    The compensation committee of our board will administer the executive plan. The compensation committee may delegate its authority to administer the executive plan to one or more officers. However, the compensation committee may not delegate its responsibility with respect to individuals who are subject to Section 16 of the Exchange Act. As used in this summary the term “administrator” means the compensation committee and any delegate of the compensation committee.

Participants.    Any of our employees or employees of our related entities who, in the sole discretion of the administrator are approved for participation in the executive plan, may participate in the executive plan. An eligible employee may receive an incentive award under the executive plan and also may elect to defer the receipt and taxation of compensation pursuant to the terms of the executive plan.

Incentive Awards.      Incentive awards entitle the executive to receive a cash payment if certain performance objectives or other conditions prescribed by the administrator are satisfied. The performance objectives that apply to an incentive award may be based on the performance criteria described above in connection with the summary of the incentive plan. To the extent that incentive awards are earned, our obligation will be settled in cash. The executive plan provides that no person may be granted incentive awards in any calendar year with a maximum possible payment of more than $750,000 (in the case of awards with a performance period of one year or less). The executive plan also provides that no person may be granted incentive awards in any calendar year with a maximum possible payment of more than $65,000 times the number of months in the performance period (in the case of awards with a performance period greater than one year).

Deferrals.    The executive plan allows an executive to defer receipt of all or part of an incentive award or other cash bonus. The executive may elect to have those deferrals credited with earnings, and charged with losses, based on an investment measure selected by the executive from among those approved by the administrator. These deferrals are immediately vested and will be distributed, in cash, upon a specified date or upon or beginning with termination of employment as elected by the executive.

Executives also can elect to have deferrals credited with earnings, and charged with losses, based on a notional investment in our common stock. The number of notional shares of common stock credited to the executive’s account is determined by dividing the value of the deferred incentive award or other bonus by the fair market value of our common stock on the date the bonus is approved and multiplying that result by one and one-half. The executive’s rights in the notional shares vest if the executive remains employed by us for three years or, if sooner, until termination on account of death or disability. The executive plan provides for partial vesting of these notional shares if the executive’s employment is terminated by us or the executive resigns under a voluntary separation program established by us. The requirements for vesting in all or part of the notional shares may be waived in connection with a participant’s termination of employment if the administrator finds that the circumstances of the particular case justify doing so. These deferrals will be distributed upon a specified date or upon or beginning with termination of employment as elected by the executive. These deferrals will be settled by the issuance of shares of our common stock under the incentive plan.

The executive plan also allows an executive to defer the gain that otherwise would be recognized upon the exercise of a nonstatutory stock option or the vesting of notional stock units. These deferrals are immediately vested and will be distributed upon a specified date or upon or beginning with termination of employment. These deferrals are settled by the issuance of shares of our common stock under the incentive plan.

Change in Control.    The executive plan allows for accelerated distributions of benefits in the event of a change in control (as defined above in connection with the summary of the incentive plan). The executive plan also provides for accelerated vesting of the executive’s interest in the notional shares if his employment ends within two years of a change in control on account of the executive’s resignation with good reason or an involuntary termination by us without cause.

Capital Changes.    The number of notional shares representing deferrals will be adjusted as the compensation committee deems appropriate in the event of a stock dividend, stock split, combination, reclassification of shares or similar events.

Amendment and Termination.    Our board may amend or terminate the executive plan but no amendment will be effective without shareholder approval if the amendment (a) increases the aggregate number of shares of our common stock that may be issued under the executive plan or (b) changes the class of individuals who are eligible to participate in the executive plan.

Employee Stock Purchase Plan

We plan to sponsor an employee stock purchase plan following the completion of this offering. The new employee stock purchase plan will permit employees to purchase up to 200 shares of our common stock annually at a price of no less than 95% of the price per share of our common stock on The Nasdaq National Market on the last date available to subscribe to the plan for the applicable year. The compensation committee will administer the employee stock purchase plan. Our board may amend or terminate the plan. The employee stock purchase plan will be intended to comply with the requirements of Section 423 of the Internal Revenue Code. Availability of the employee stock purchase plan to employees who are represented by the Teamsters is subject to bargaining with the Teamsters.

Pension Plans

We provide pensions under tax-qualified defined benefit plans for substantially all of our employees and the employees of our related entities. Our named executive officers participate in the retirement plan for employees of Overnite Transportation, which we refer to in this prospectus as the retirement plan, as well as our Supplemental Executive Retirement Plan, which we refer to in this prospectus as the supplemental executive retirement plan.

Retirement Plan.    The retirement plan is a tax-qualified, noncontributory, defined benefit plan. The amount of annual pension benefit received by an employee covered by the retirement plan is based upon the employee’s average annual compensation for his or her most highly compensated five consecutive calendar years and the employee’s years of credited service (up to 30 years). Annual compensation under the retirement plan is generally equal to an employee’s W-2 wages plus deferrals less taxable life insurance premiums and less any stock-based income. For the named executive officers, annual compensation under the retirement plan for the fiscal year ended December 31, 2002 equals the sum of the amounts shown in the salary and bonus columns. However, as currently required by the Internal Revenue Code, the retirement plan disregards compensation in excess of $200,000.

Supplemental Executive Retirement Plan.    The supplemental executive retirement plan provides a benefit using the same formula as the retirement plan except that the supplemental executive retirement plan does not apply the Internal Revenue Code limits on compensation that may be recognized under a tax-qualified pension plan or the maximum benefit that may be paid under a tax-qualified pension plan. The supplemental executive retirement plan also recognizes as compensation amounts of annual bonuses deferred by a participating employee. In addition, the supplemental executive retirement plan allows participating employees to be credited with deemed additional service, deemed years of age or both. The accrued benefit payable under the supplemental executive retirement plan is reduced by the amount of the accrued benefit payable under the retirement plan. We intend to establish a trust or other vehicle to anticipate our obligations under the supplemental executive retirement plan, which is not a funded plan.

The following table shows the estimated combined annual benefits payable under the retirement plan and the supplemental executive retirement plan at normal retirement age (65).

Final Average Earnings	Years of Credited Service
	5	10	15	20	25	30
$200,000	$17,250	$34,500	$51,750	$69,000	$86,250	$103,500
250,000	21,563	43,125	64,688	86,250	107,813	129,375
300,000	25,875	51,750	77,625	103,500	129,375	155,250
400,000	34,500	69,000	103,500	138,000	172,500	207,000
500,000	43,125	86,250	129,375	172,500	215,625	258,750
600,000	51,750	103,500	155,250	207,000	258,750	310,500
700,000	60,375	120,750	181,125	241,500	301,875	362,250
750,000	64,688	129,375	194,063	258,750	323,438	388,125
800,000	69,000	138,000	207,000	276,000	345,000	414,000

The benefits shown in the pension plan table are payable in the form of a single life annuity and are not subject to any reduction for Social Security benefits. The benefits shown in the pension table will be actuarially adjusted if they are paid other than as a single life annuity.

The credited years of service under the pension plans for each of the named executive officers as of December 31, 2002 are as follows: Mr. Suggs, 15 years; Mr. Fain, 21 years; Mr. Hanley, 20 years; Mr. Mackenzie, 7 years; and Mr. Goodwin, 20 years.

Following this offering, Union Pacific has agreed to guarantee payments under the supplemental executive retirement plan representing benefits accrued to the named executive officers as of the date of this offering in the event we are unable to meet these obligations.

401(k) Plans

Qualified Plans.    We maintain three 401(k) plans for our employees at Overnite Transportation and Motor Cargo that are qualified under the Internal Revenue Code. Under the 401(k) plans, eligible hourly and salaried employees may elect to defer from 1% to 12% of their compensation, up to the IRS maximum ($12,000 for 2003). Employees are eligible to participate at date of hire, and are eligible for a company matching contribution after completion of one year of service. We match 50% of an employee’s deferrals up to 7% of compensation, for a maximum match of 3.5% of compensation. Employees vest completely and immediately with the initial company matching contribution. Based on our achievement of certain financial targets, we may choose each year to make additional matching contributions increasing to 75% or 100% of an employee’s deferrals up to 7% of compensation. The matching contributions are immediately vested. The plan also has a catch-up contribution feature for participants over age 50. All contributions under the 401(k) plans currently are invested, pursuant to participant elections, in mutual funds and institutional commingled funds managed by The Vanguard Group of Investment Companies.

Supplemental 401(k) Plan.    We also maintain a supplemental 401(k) plan for certain employees. This supplemental plan provides benefits in excess of those permitted under the qualified 401(k) plans described above. The supplemental 401(k) plan otherwise mirrors the terms of the qualified 401(k) plans. We intend to establish a trust or other vehicle to anticipate our obligations under the supplemental 401(k) plan. Following this offering, Union Pacific has agreed to guarantee payments under the supplemental 401(k) plan with respect to these accounts as of the date of this offering.

Treatment of Existing Grants under Union Pacific Plans

We and Union Pacific have agreed that, following this offering, all Union Pacific options held by our employees will remain outstanding options to purchase shares of Union Pacific common stock. All unvested Union Pacific options will vest according to their current vesting schedules. Subject to vesting and without extending the exercise period of 10 years from the grant date our employees who hold Union Pacific nonqualified options will have up to five years from the date of consummation of this offering to exercise the Union Pacific options. Our employees who hold Union Pacific incentive stock options granted prior to 1996 will have up to three months from the date of consummation of this offering to exercise such options. Union Pacific incentive stock options granted between 1996 and 2000, will automatically become nonqualified options. For Union Pacific incentive stock options granted after 2000, these options will be treated in accordance with their original terms. Any Union Pacific retention shares will remain shares of Union Pacific common stock and will vest upon completion of this offering.

Union Pacific 2001 Long-Term Plan.    In November 2000, Union Pacific established the 2001 Long-Term Plan. Participants were awarded retention shares or retention stock units and cash awards subject to attainment of performance targets and continued employment through January 31, 2004. The 2001 Long-Term Plan performance criteria include three-year (2001-2003) cumulative earnings per share and stock price targets. Varying levels of awards may be earned based upon achievement of the performance targets. All eligible participants in the 2001 Long-Term Plan, including our employees, will continue to participate in and will receive from Union Pacific awards consistent with the achievement of financial performance targets as defined by the 2001 Long-Term Plan. Union Pacific has agreed, effective upon completion of this offering, to waive the employment requirement under the 2001 Long-Term Plan with respect to our employees. The awards, if any, will be paid in accordance with the terms of the 2001 Long-Term Plan.

Deferred Compensation.    Certain of our eligible employees elected to defer part of their compensation under Union Pacific’s deferred compensation plans. We and Union Pacific have agreed that completion of this offering will not be treated as a termination under the plans for participants who remain employed by us. A termination from our service will be treated as a termination under the plans and Union Pacific will pay the benefit obligations of its deferred compensation plans.

Employee Savings Plan

We provide a savings plan for employees of Overnite Transportation. Employees can make deposits through payroll withholding or direct payment. Employee accounts earn 6.0% interest, compounded monthly. There are no minimum balance or minimum contribution requirements, and the cost of administering the employee savings plan is borne by us. Employees may not obtain loans from the savings plan. The employee accounts are not insured by us or any other party, and we reserve the right to amend or discontinue the plan at any time. Furthermore, employees may withdraw their balance at any time. As of June 30, 2003 and December 31, 2002, the balances in the savings plan were $21.6 million and $17.6 million, respectively, and were reflected as a current liability.

Grants of Shares to Employees

In connection with this offering and to strengthen employee commitment to our financial success, we intend to award 20 shares of our common stock to each of our full-time employees and 10 shares of our common stock to each of our part-time employees who have been employed by us for at least twelve months before the completion of this offering. We expect to grant these awards before January 1, 2004. The shares will vest and become transferable immediately upon the grant of the award. The award of the shares to employees of Motor Cargo who are represented by the Teamsters is subject to bargaining with the Teamsters. Based on the number of our full-time employees as of July 1, 2003 and part-time employees who were employed by us for at least twelve months before July 1, 2003, we anticipate awarding an aggregate of approximately 260,000 shares of our common stock to these employees. We intend to file a registration statement under the Securities Act with respect to these shares following the consummation of this offering, but in any event prior to the grant of these awards.

Indebtedness of Management

In September 1999, the board of directors of Union Pacific approved the Executive Stock Purchase Incentive Plan, which we refer to in this prospectus as the ESPIP, whereby certain of our officers purchased common stock at fair market value with the proceeds of full-recourse, unsecured, interest bearing loans from Union Pacific. The loans have a 76 month term, commencing October 1, 1999, and accrue interest at 6.02% (the applicable Federal rate as determined pursuant to Section 1274(d) of the Code on the purchase date for loans of such maturity), compounded annually. Deferred cash payments were to be awarded to participants to repay interest and the loan principal if certain performance and retention criteria were met within the 40-month performance period that ended January 31, 2003.

Dividends paid on the purchased shares were originally assigned to Union Pacific to offset the accrued interest on the loan balance until March 2001 when the first performance criterion was satisfied, and accordingly thereafter, the dividends on the purchased shares were paid directly to the participants. Satisfaction of the first criterion also entitled participants to receive a deferred cash payment equal to the net accrued interest on the outstanding principal balance of their loan. Satisfaction of the second performance criterion based on earnings per share achieved through December 2002 entitled participants to receive a deferred cash payment equal to one-third of the outstanding principal balance of their loan and satisfaction of the service criterion (continued employment with Union Pacific until January 31, 2003) entitled participants to receive an additional deferred cash payment equal to one-third of the outstanding principal balance of their loan. Thus, on January 31, 2003, participants received a deferred cash payment equal to two-thirds of the outstanding principal balance of their loan plus the net accrued interest on their loan. Such amounts were applied against the participants’ outstanding loan balances pursuant to the terms of the ESPIP. The remaining balance of the loan is payable in three equal installments on January 31, 2004, January 31, 2005 and January 31, 2006. However, upon completion of this offering, the remaining balance of the loan is payable to Union Pacific within 90 days.

The outstanding principal balance of the loan may be prepaid at any time at the named executive officer’s option and must be accelerated if the named executive officer’s service is terminated. The following table describes the indebtedness of the named executive officers under the ESPIP to Union Pacific:

Name	Largest Aggregate Amount of Indebtedness Outstanding During Year Ended December 31, 2002	Aggregate Amount of Indebtedness as of July 1, 2003
Leo H. Suggs	$4,113,378	$1,133,799
Patrick D. Hanley	548,451	151,173
Gordon S. Mackenzie	548,451	151,173
John W. Fain	548,451	151,173
Mark B. Goodwin	274,225	75,587

Security Ownership of Certain Beneficial Owners and Management

The following table indicates the number of shares of our common stock that will be owned beneficially upon consummation of this offering and the number of shares of common stock of Union Pacific owned beneficially as of July 1, 2003 by each of our directors and named executive officers and by all of our directors and executive officers as a group. Unless noted, each of the named individuals had sole voting and investment power with respect to the shares shown.

	Shares of Overnite Corporation Common Stock to be Owned Beneficially		Shares of Union Pacific Common Stock Owned Beneficially as of July 1, 2003
Name	Number	Percent of Class	Number(1)		Percent of Class
Leo H. Suggs	68,000	*	233,293		*
Patrick D. Hanley	25,000	*	195,852		*
Gordon S. Mackenzie	25,000	*	111,360		*
John W. Fain	25,000	*	147,432		*
Mark B. Goodwin	10,000	*	34,790		*
Directors and executive officers as a group (six persons)	153,000	*	722,891	(2)	*

*	Represents beneficial ownership of less than one percent.
(1)	These amounts include options to purchase shares of Union Pacific common stock under which certain persons had the right to acquire beneficial ownership within 60 days of July 1, 2003: Mr. Suggs, 175,000; Mr. Hanley, 151,419; Mr. Mackenzie, 102,000; Mr. Fain, 136,227; Mr. Goodwin, 29,500; and directors and executive officers as a group, 594,146 shares.
(2)	This amount excludes 4,138 shares of Union Pacific common stock held by the adult children of an executive officer, as to which such executive officer disclaims beneficial ownership.

THE DIVESTITURE TRANSACTION

Prior to this offering, our business has been conducted primarily through Overnite Transportation and Motor Cargo. Overnite Transportation and Motor Cargo are indirect wholly owned subsidiaries of Overnite Holding. Overnite Holding is a direct wholly owned subsidiary of Union Pacific. On August 4, 2003, Union Pacific announced that it intended to sell its entire interest in Overnite Holding through an initial public offering. In order to facilitate this offering, immediately prior to the consummation of this offering, Overnite Corporation, a newly formed corporation, will acquire from Union Pacific all of the outstanding common stock of Overnite Holding. In exchange, Overnite Corporation will issue to Union Pacific (1) 27.5 million shares of its common stock, which will represent all of the outstanding shares of common stock of Overnite Corporation upon consummation of the transaction, and (2) a $1.0 million promissory note to be payable by Overnite Corporation six months following the date of consummation of the Divestiture Transaction. In addition, subsequent to this transaction, but immediately prior to the consummation of this offering, Overnite Holding will pay to Union Pacific a dividend consisting of $128.0 million in cash, which will be payable from the proceeds of the initial borrowings under our new bank credit facility, and the forgiveness of our net intercompany advances to Union Pacific as of the date of the Divestiture Transaction, which amounted to $196.5 million as of June 30, 2003.

In connection with the Divestiture Transaction, Union Pacific will provide us with $4.5 million in cash in order to pay a portion of the fees associated with our new bank credit facility, which payment will reduce the balance of our net intercompany advances to Union Pacific. Union Pacific will also provide us with cash in an amount such that our total cash balance as of the date of consummation of the Divestiture Transaction will be $13.1 million. Based upon our cash balance of $4.4 million as of June 30, 2003, this would have resulted in a further reduction in the balance of our net intercompany advances to Union Pacific of approximately $8.7 million. Accordingly, if the Divestiture Transaction had occurred on June 30, 2003, the value of our net intercompany advances to Union Pacific as of that date would have been reduced from $196.5 million to $183.2 million.

As a result, assuming the Divestiture Transaction had occurred on June 30, 2003, the aggregate value of the consideration that Union Pacific would have received in the Divestiture Transaction (assuming an offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus) would have been approximately $807.2 million.

Following the Divestiture Transaction, Overnite Transportation and Motor Cargo will become indirect wholly owned subsidiaries of Overnite Corporation. Union Pacific, as the selling shareholder, will initially sell in this offering approximately 90.9% of the common stock of Overnite Corporation that it receives in the Divestiture Transaction. In the event that the underwriters’ over-allotment option is exercised in full, Union Pacific will sell in this offering 100% of the common stock of Overnite Corporation that it receives in the Divestiture Transaction. Union Pacific will receive the proceeds from this offering as the selling shareholder. The existing management of Overnite Transportation will operate Overnite Corporation after this offering and the Divestiture Transaction.

The Divestiture Transaction has been structured so that Overnite Corporation and Union Pacific can make elections under Section 338(h)(10) of the Internal Revenue Code, referred to as “Section 338 Elections,” to treat, for U.S. Federal income tax purposes, Overnite Corporation’s acquisition of Overnite Holding stock as a purchase of all of the assets of Overnite Holding and Overnite Transportation. A Section 338 Election will not be made for Motor Cargo. As a result of the Section 338 Elections, the Federal income tax basis of the assets of Overnite Holding and Overnite Transportation (but not Motor Cargo) will be adjusted in accordance with applicable Treasury regulations to reflect their value at the Divestiture Transaction date. Overnite Corporation should be able to claim depreciation or amortization deductions for substantially all of the value of those assets. See the unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

ARRANGEMENTS WITH UNION PACIFIC CORPORATION

In connection with this offering, we and Union Pacific are entering into a number of agreements. These include:

Stock Purchase and Indemnification Agreement

We and certain of our subsidiaries are entering into a Stock Purchase and Indemnification Agreement with Union Pacific. The Stock Purchase and Indemnification Agreement will provide for the consummation of the Divestiture Transaction on the terms described under “The Divestiture Transaction.” In addition, under the terms of the agreement, Overnite Corporation and its affiliates, including, Overnite Holding and its subsidiaries, on the one hand, and Union Pacific and its affiliates, on the other hand (each, an “indemnifying party”), will agree to indemnify the other and their respective directors, officers, employees, agents and representatives (each, an “indemnified party”) for certain costs or liabilities relating to, resulting from or arising out of:

•	Federal or state securities laws relating to this offering;

•	the businesses, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party; and

•	the failure of the indemnifying party to comply with the terms and conditions of the Stock Purchase and Indemnification Agreement, including the obligation to pay certain fees and expenses incurred in connection with this offering and the Divestiture Transaction, or any other agreement executed in connection with this offering or the Divestiture Transaction.

The Stock Purchase and Indemnification Agreement also provides that we will use our reasonable best efforts to obtain the release of Union Pacific, subject to the exceptions described below, from all guarantees, surety and performance bonds, letters of credit and other arrangements pursuant to which Union Pacific guarantees or secures any liability of ours, and will indemnify Union Pacific for any liabilities incurred under such guarantees, bonds, letters of credit and other arrangements, or costs incurred for the maintenance of such guarantees, bonds, letters of credit and other arrangements to the extent Union Pacific is not released thereunder. In the event we are unable to obtain the release of Union Pacific from any applicable guarantees, surety and performance bonds, letters of credit and other arrangements, Union Pacific will agree not to unilaterally terminate or withdraw the applicable guarantees, surety and performance bonds, letters of credit and other arrangements if that termination or withdraw would cause more than an insignificant liability to Overnite Corporation and its affiliates or result in a default under or violation of the terms of any agreement with a third party. However, Union Pacific has agreed to guarantee specific obligations of ours as more fully described under “—Compensation Arrangement Agreement.” Further, Union Pacific has agreed to continue to maintain two letters of credit in the amount of approximately $2.7 million and approximately $11.0 million which currently secure approximately 45% of our workers’ compensation exposure. We will not be required to obtain a release of these letters of credit under the terms of the Stock Purchase and Indemnification Agreement, although we will be required to reimburse Union Pacific for the fees associated with maintaining the $11.0 million letter of credit, which amount to approximately $70,000 per year, and have agreed to indemnify Union Pacific in the event their letters of credit are drawn upon.

The Stock Purchase and Indemnification Agreement also provides that we will indemnify Union Pacific for any liabilities (and related costs) relating to benefits under, or resulting from administration of, our employee benefit plans and relating to the participation of our employees or former employees in such plans of Union Pacific. However, Union Pacific has agreed to indemnify us for any liabilities (and related costs) relating to Union Pacific’s administration of its employee benefit plans and relating to the participation of its employees or former employees. Specifically, with respect to the Union Pacific Executive Incentive Plan, we will indemnify Union Pacific for any liabilities (and related costs) relating to amounts payable as deferred compensation to our employees resulting from periods on and after consummation of this offering and Union Pacific will be responsible for amounts payable resulting from periods prior to consummation of this offering.

Registration Rights Agreement

In the event that the underwriters’ over-allotment option is exercised in full, Union Pacific will sell in this offering 100% of the common stock of Overnite Corporation it will receive in the Divestiture Transaction. However, if the underwriters’ over-allotment option is not exercised in full, Union Pacific will retain an equity interest in Overnite Corporation following the completion of this offering. In such an event, Union Pacific would not be able to sell any of the retained shares of common stock of Overnite Corporation without registration under the Securities Act or an exemption from these registration requirements. Accordingly, we have entered into a registration rights agreement with Union Pacific to provide it with certain registration rights relating to any shares of our common stock that Union Pacific does not sell in this offering (including pursuant to any exercise of the underwriters’ over-allotment option). Transferees of shares of our common stock from Union Pacific will also generally be entitled to the same rights under the registration right agreement.

Demand Registration

Under the terms of the registration rights agreement, Union Pacific may request registration under the Securities Act of all or any portion of our shares of common stock covered by the registration rights agreement and we will be obligated to register such shares as requested by Union Pacific. Any such registration is referred to as a “demand registration”. Union Pacific will designate the terms of each offering effected pursuant to a demand registration, which may take the form of, among others:

(1)  an underwritten public offering;

(2)  a shelf registration; or

(3)  a registration in connection with the distribution of, or exchange of or offer to exchange, shares of our common stock to holders of debt or equity securities of Union Pacific, a subsidiary or affiliate thereof or any other person.

Except for an offering described in clause (3) above, each demand registration that Union Pacific is entitled to effect must meet a certain minimum aggregate expected offering price. Further, the registration rights agreement will provide that if the demand registration is an underwritten public offering, we will only be required to include in the offering the maximum number of shares of our common stock that can be included without materially adversely affecting the marketability of the offering or market for our common stock.

We are not generally required to undertake a demand registration if the holders of our common stock have already made two previous demand registrations under the registration rights agreement. We are also not generally required to undertake a demand registration within 90 days of the effective date of a previous demand registration. Further, we have the right to postpone the filing or effectiveness of any demand registration for up to 60 days if in the good faith judgement of our general counsel or board of directors such registration would reasonably be expected to have a material adverse effect on any proposal or plan by us to engage in certain material transactions. However, we may exercise this right of postponement only twice in any 12-month period.

We will generally have the right under the registration rights agreement to allow other parties, including us, to participate in any demand registration only if all of the securities Union Pacific proposes to include in such demand registration are so included.

In connection with any demand registration, the holders of a majority of the shares of our common stock to be included in the demand registration will have the right to select the investment bankers and managers, subject to our reasonable objection in certain circumstances, as well as any financial printer, solicitation and/or exchange agent and counsel for the offering of securities in respect of such demand registration. We will select our own outside counsel and independent auditors.

Piggyback Registration

The registration rights agreement will also provide that whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to certain customary exceptions, we must provide prompt notice to Union Pacific and use our reasonable best efforts to include in such registration all shares of our stock which Union Pacific requests to be included. Any such registration is referred to as a “piggyback registration”.

Under the terms of the registration rights agreement, if a piggyback registration is an underwritten primary offering on our behalf and the underwriters for the offering advise us that the total amount of securities to be included in the registration (including shares to be included in the offering by Union Pacific or other holders of our common stock pursuant to piggyback registration rights) exceeds the amount which can be sold in the offering without materially adversely affecting the marketability of the offering or the market for our common stock, we will only be required to include in such registration:

•	first, the securities we propose to offer;

•	second, the securities requested to be included by Union Pacific or its transferees pursuant to piggyback registration rights under the registration rights agreement (allocated on a pro rata basis); and

•	third, any other securities requested to be included in such registration.

Under the terms of the registration rights agreement, if a piggyback registration is being made on behalf of other holders of our securities and the underwriters for the offering advise us that the total amount of securities to be included in the registration (including shares to be included in the offering by Union Pacific or other holders of our common stock pursuant to piggyback registration rights) exceeds the amount which can be sold in the offering without materially adversely affecting the marketability of the offering or the market for our common stock, we will only be required to include in such registration:

•	first, the securities requested to be included in such registration by the holders requesting such registration and the securities requested to be included in such registration by Union Pacific or other holders of our common stock under the registration rights agreement (allocated on a pro rata basis); and

•	second, any other securities requested to be included in such registration.

In the event that a piggyback registration is an underwritten offering and any of the investment bankers or managers for such offerings was not one of the managers for this offering, the holders of a majority of the shares of our common stock to be included in such piggyback registration (pursuant to the registration rights agreement) have the right to reasonably object to our selection of the investment banker or manager utilized in connection with the piggyback registration. In addition, the holders of a majority of the shares of our common stock to be included in the piggyback registration (pursuant to the registration rights agreement) will have the right to select one counsel for the holders of shares of common stock that are including shares in such piggyback registration. We will select our own outside counsel and independent auditors.

Blackout and Holdback Provisions

The registration rights agreement will contain customary provisions pursuant to which we may require holders of shares of common stock to suspend sales of securities pursuant to a shelf registration statement that we were required to file pursuant to the terms of the registration rights agreement. In addition, the registration rights agreement will contain customary provisions pursuant to which we will be prohibited from selling equity securities, or securities convertible into or exchangeable for such securities, during specified time periods before and after the effectiveness of a registration statement that we are required to file pursuant to the terms of the registration rights agreement.

Registration Procedures and Expenses

The registration rights agreement will contain customary registration procedures, including with respect to the preparation and filing of registration statements with the SEC. In addition, the registration rights agreement will contain covenants pursuant to which we will be required to make reasonably available our senior management for road show presentations and, in connection with an underwritten offering, to enter into a customary underwriting agreement. The registration expenses incurred in connection with the registration rights agreement, including all filing fees, fees and expenses of compliance with securities and/or blue sky laws, financial printing expenses, fees and disbursements of custodians, transfer agents, exchange agents and information agents and the fees and disbursements of our counsel and all independent certified public accountants, underwriters (excluding discounts and commissions) and other persons retained by us, will be paid by us in the case of a piggyback registration and by the holders of our shares of common stock that have exercised registration rights in the case of a demand registration. However, certain selling expenses, such as underwriting discounts and commissions, stock transfer taxes and the fees and expenses of certain advisors, will be paid by the holders of the shares of our common stock that have exercised registration rights in either a piggyback registration or a demand registration.

Indemnification

Under the terms of the registration rights agreement, in connection with any registration effected pursuant to the registration rights agreement we will be required to indemnify the holders of our shares of common stock that have exercised registration rights and any underwriters against liabilities under the Securities Act, or to contribute to payments that such persons may be required to make in that respect.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act, or any successor provision;

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the company and subsequent public distribution of them shall not require registration of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding; or

•	in the case of shares held by a transferee of Union Pacific, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act, or any successor provision.

Waiver

Union Pacific has agreed not to exercise its registration rights under the registration rights agreement without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. This “lock-up” period is subject to extension as more fully described under “Underwriting.”

Services Agreement

We are entering into a Services Agreement with Union Pacific, pursuant to which Union Pacific will continue to provide certain transitional services to us and our subsidiaries. These services will include the provision of advice with respect to the structuring and operation of our working groups responsible for financial reporting, auditing, employee benefits administration, insurance and governmental relations. Charges for the services provided by Union Pacific through third parties will be based on the actual costs incurred. Charges for all other services, other than incidental services, will be based upon a reasonable allocation of direct and indirect costs (including, without limitation, employee salaries, benefits and other costs). The Services Agreement may be terminated (1) by us at any time as to any service or part thereof immediately upon notice to Union Pacific and (2) as to any or all services by Union Pacific in the event we are acquired by a third party.

Computer Services Agreement

We are entering into a Computer Services Agreement with Union Pacific with respect to data center processing and other miscellaneous services. Pursuant to this Agreement, Union Pacific or its affiliates will continue to provide, or cause third party contractors to provide, us with data center processing services on a dedicated mainframe in support of our business applications, including applications services and decision support services, and with other miscellaneous services including electronic data interchange (EDI), AutoFax and VAN (agilink) services and with office space for certain of our personnel located in St. Louis. Data center processing services and the office space will be provided until we relocate our St. Louis data center to our Richmond data center. The other services and office space will be provided for the initial term at rates negotiated with Union Pacific, and such term may be extended for certain services at our option, although Union Pacific may terminate the agreement in the event we are acquired by a third party.

Tax Allocation Agreement

We and our subsidiaries are entering into a Tax Allocation Agreement with Union Pacific to provide for: (1) the allocation and payment of taxes for periods during which we and our subsidiaries are included with Union Pacific and its subsidiaries in the same consolidated group for Federal income tax purposes or the same unitary returns for state tax purposes; (2) the allocation of responsibility for the filing of tax returns; (3) the making of the Section 338 Elections in connection with the Divestiture Transaction; (4) the conduct of tax audits and the handling of tax controversies; and (5) various tax indemnities and other related matters. For periods during which we and our subsidiaries are included in Union Pacific’s consolidated Federal income tax returns or state unitary tax returns (which will end on the closing date of this offering), we generally will be relieved of our requirement to pay to, or entitlement to receive from, Union Pacific any portion of the consolidated Federal income and or unitary state tax liability, benefit or credits. Union Pacific generally will retain all liability or benefit for consolidated Federal income tax and unitary state income tax for these periods. We will be responsible for our and our subsidiaries’ foreign and nonunitary state and local tax liabilities for all periods, as well as any Federal or state income tax liabilities of Motor Cargo for periods before it was acquired by Union Pacific. The Tax Allocation Agreement also will provide reciprocal indemnities if either party causes the Section 338 Elections to be invalid and will require us to get Union Pacific’s consent to issue or agree to issue any additional stock, except as contemplated in this prospectus, within the first 180 days after the consummation of this offering. Under the terms of the agreement, Union Pacific will be required to give its consent unless it believes the proposed issuance would jeopardize the Section 338 Elections.

Compensation Arrangement Agreement

We and Overnite Transportation are entering into a Compensation Arrangement Agreement with Union Pacific pursuant to which Union Pacific will agree to take certain actions, including with respect to the waiver of employment requirements, the accelerated vesting of options and the guarantee of certain prior benefits, relating to specified benefits and awards earned by our employees under Union Pacific employee benefit plans prior to the Divestiture Transaction and this offering. The actions Union Pacific has agreed it will take, and which will be addressed in this agreement, are more fully described under the caption “Management.”

DESCRIPTION OF CAPITAL STOCK

Overview

Upon closing of this offering, we will be authorized to issue:

•	150,000,000 shares of our common stock, par value $0.01 per share; and

•	25,000,000 shares of preferred stock, par value $0.01 per share.

After this offering, there will be 27,913,000 shares of common stock outstanding and no shares of preferred stock outstanding. The amount of outstanding shares of our common stock includes 153,000 restricted shares to be issued to certain members of our management upon consummation of this offering and 260,000 shares of common stock we expect to grant to our full-time and part-time employees before January 1, 2004.

The following description summarizes information about our capital stock. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Virginia law, the state in which we are incorporated.

Common Stock

Voting.    The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors.

Dividends.    The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our board, subject to the preferential rights of any outstanding preferred stock.

Other Rights.    Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board and to share ratably in our assets legally available for distribution to our shareholders.

The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Upon closing of this offering, all of the outstanding shares of our common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize our board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because the board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our shareholders.

We have no present plans to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Virginia law, our Articles of Incorporation and our Bylaws

General

Virginia law, our articles of incorporation and our bylaws contain provisions that may have the effect of impeding the acquisition of control of us by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by our board. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

•	the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

Control Share Acquisitions Statute

Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held within 50 days of the acquiring person’s request to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

The board of directors of a Virginia corporation may adopt a bylaw providing that the control share provisions of Virginia law do not apply to acquisitions of the corporation’s shares. Our board has adopted a bylaw opting out of the control share acquisition provisions of Virginia law.

Articles of Incorporation and Bylaw Provisions

Number of Directors; Vacancies; Removal.    Our articles of incorporation provide that the number of directors shall be between two and ten and that the number of directors within this range will be fixed in accordance with the bylaws. Our bylaws provide that, following this offering, the number of directors shall be two. We intend to increase the number of directors to eight within 90 days of this offering.

Our bylaws provide that any vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, though the number of remaining directors may be less than a quorum. Any vacancies created by an increase in the total number of directors may be filled by a majority vote of the board. Moreover, our articles of incorporation provide that directors may be removed only for cause. A shareholder, therefore, could be prevented from replacing our directors with shareholder nominees if the shareholder did not have cause to remove such directors.

Shareholder Meetings.    Under our bylaws, only our chairman of the board, our president or a majority of our board may call a special meeting of shareholders.

Advance Notice of Nominations and Shareholder Business.    Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors, other than nominations made by or at the direction of the board.

Preferred Stock.    Our articles of incorporation authorize our board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “—Preferred Stock.” Under this authority, our board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification Matters.    As permitted by Virginia law, our articles of incorporation provide that no director or officer shall be liable to us or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities laws.

Our articles of incorporation require us to indemnify any director or officer who was or is a party to a proceeding due to his or her status as a director or officer or who was or is serving at our request as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers all costs and expenses reasonably incurred by a director or officer. The board of directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, special legal counsel appointed by the board of directors, must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. We have been informed that in the opinion of the SEC indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Transfer Agent and Registrar

Wachovia Bank, National Association is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Assuming the underwriters’ over-allotment option is not exercised, the 25,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Assuming the underwriters’ over-allotment option is not exercised, the 2,500,000 shares of common stock that will be held by Union Pacific will be “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. We will grant Union Pacific registration rights with respect to any shares it continues to hold after completion of this offering, as discussed under “Arrangements with Union Pacific Corporation—Registration Rights Agreement.” However, Union Pacific’s ability to sell its shares of our common stock or exercise its registration rights will be subject to the terms of the “lock-up” arrangements described under “Underwriting” and certain other restrictions set forth in the registration rights agreement.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

BANK CREDIT FACILITY

In connection with the Divestiture Transaction and this offering, we and our subsidiaries intend to enter into a new $300.0 million bank credit facility with a syndicate of lenders which is being arranged by Credit Suisse First Boston, a Swiss bank and an affiliate of Credit Suisse First Boston LLC, and SunTrust Capital Markets, Inc., as joint lead arrangers and joint book-runners. We expect that SunTrust Bank will act as administrative agent and collateral agent for our new bank credit facility, that Credit Suisse First Boston will act as syndication agent for our new bank credit facility and that Bank of America, N.A., an affiliate of Banc of America Securities LLC, will act as documentation agent for our new bank credit facility.

The following sets forth a description of some of the expected terms of our new bank credit facility. We have received commitments from Credit Suisse First Boston and SunTrust Bank for our new bank credit facility. We expect that affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will also be lenders under our new bank credit facility. While we expect our new bank credit facility, when executed, to contain terms similar to those set forth below, in response to market conditions and other factors, including in connection with the syndication of our new bank credit facility, the terms of our new bank credit facility may differ from those described below.

Our new bank credit facility is expected to provide for aggregate commitments of $300.0 million, consisting of (1) a term loan facility of $125.0 million and (2) a revolving loan facility of $175.0 million, of which up to a maximum of $150.0 million will be available for the issuance of letters of credit. Availability under the revolving loan facility will be reduced by outstanding letters of credit issued under the facility. Borrowings under the term loan will be used to pay a portion of the cash dividend to Union Pacific in connection with the Divestiture Transaction. The remaining portion of the cash dividend will be funded with our initial borrowings under the revolving loan facility. Following the consummation of the Divestiture Transaction and this offering, the remaining availability under the revolving loan facility will be available for working capital, capital expenditures, general corporate purposes and to support letters of credit. The terms of our new bank credit facility are also expected to provide for an increase, at our option, in the aggregate commitments under the facility from $300.0 million to $350.0 million, either by adding additional lenders or by agreeing with existing lenders to increase their commitments. Each of the term loan and the revolving loan facility is expected to have a maturity of five years.

Overnite Transportation will be the borrower under our new bank credit facility. Obligations under our new bank credit facility will be guaranteed by us and certain of our domestic subsidiaries. Obligations under our new bank credit facility will be secured by a first-priority lien on and security interest in all of the capital stock of Overnite Holding, Overnite, Inc. and Overnite Transportation, as well as all of the capital stock held by Overnite Transportation and any guarantor under the facility. In the case of any foreign subsidiary, the pledge of its capital stock will be limited to 100% of its non-voting stock, if any, and 65% of its voting stock.

Borrowings under the term loan and revolving loan facility will bear interest, at our option, at either adjusted LIBOR or the alternate base rate, plus a spread based upon our credit rating. Outstanding letters of credit to be issued under the revolving loan facility will be subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans.

In connection with the new bank credit facility, we will be required to pay administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses, and to provide certain indemnities, all of which we believe will be customary for financings of this type.

Our new bank credit facility will provide for mandatory prepayments and commitment reductions from asset sales, asset securitization transactions, excess cash flow, debt proceeds, equity proceeds and insurance proceeds. These prepayments will be subject to specific exceptions and baskets. Mandatory prepayments must first be applied to repay outstanding borrowings in respect of the term loan, with any remaining amounts allocated to reduce outstanding borrowings under the revolving loan facility, without reducing the commitments under the revolving loan facility. In addition, we will be able to make voluntary prepayments of borrowings and commitments under our new bank credit facility without premium or penalty.

Our new bank credit facility will contain affirmative, negative and financial covenants customary for financings of this type, including covenants that will limit our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions on capital stock;

•	repurchase capital stock;

•	make loans and investments;

•	make capital expenditures;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	create liens;

•	sell or otherwise dispose of assets;

•	enter new lines of business;

•	merge or consolidate with other entities; and

•	engage in transactions with affiliates.

We expect that the following financial covenants will be included:

•	maximum leverage ratios;

•	a minimum fixed charge coverage ratio; and

•	a minimum asset coverage ratio.

The new bank credit facility will contain events of default customary for financings of this type, including, but not limited to:

•	nonpayment of principal, interest or other amounts when due;

•	violation of covenants;

•	failure of any representation or warranty contained in the new credit facility to be true in any material respect;

•	cross default and cross acceleration in connection with material indebtedness;

•	certain ERISA events;

•	a change of control;

•	specific bankruptcy events;

•	material judgments; and

•	actual or asserted invalidity of guarantees or security documents.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following describes the material U.S. Federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder who holds the common stock as a capital asset. A “Non-U.S. Holder” is a person or entity that, for U.S. Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, (iii) an estate, other than an estate the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source, or (iv) a trust that is not subject to the primary supervision of a court within the U.S. or the control of a U.S. fiduciary.

This discussion does not purport to be a comprehensive description of all aspects of U.S. Federal income taxes and does not address foreign, state and local consequences that could be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules might apply to certain Non-U.S. Holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. Federal income tax, and U.S. expatriates. Non-U.S. Holders should consult their own tax advisers to determine the U.S. Federal, state, local and other tax consequences that might be relevant to them.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Common Stock, you should consult your tax adviser.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. Treasury regulations, rulings and judicial decisions as of the date of this offering. Those authorities are subject to change, possibly with retroactive effect. Except where noted, this discussion does not address any aspect of U.S. Federal gift or estate tax, or state, local or Non-U.S. tax laws.

You should consult your own tax adviser regarding the U.S. Federal, state, local and non-U.S. income and other tax consequences of holding and disposing of common stock.

Dividends

Distributions on the common stock will constitute dividends for U.S. Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles. In general, dividends paid to you will be subject to withholding of U.S. Federal income tax at a 30% rate or a lower rate specified by an applicable income tax treaty. To claim the benefit of an applicable treaty, you will be required to satisfy certain certification and other requirements.

Dividends that are effectively connected with your conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to U.S. withholding tax. Instead, those dividends are subject to U.S. Federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with for effectively connected income to be exempt from withholding. If you are a foreign corporation, effectively connected dividends might be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You will not be subject to U.S. Federal income tax on gain realized on a sale or other disposition of common stock unless (i) the gain is effectively connected with your conduct of a trade or business in the U.S., (ii) you are non-resident alien individual and are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) you have a “tax home” (as defined for U.S. Federal income tax purposes) in the U.S. or (b) the gain is attributable to an office or other fixed place of business maintained by you in the U.S., or

(iii) we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or your holding period for the common stock. We believe that we are not currently, and will not become, a U.S. real property holding corporation.

Federal Estate Taxes

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of that interest in his or her gross estate for U.S. Federal estate tax purposes and might be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to you and the Internal Revenue Service the amount of dividends paid to you and the tax withheld from those dividends even if no withholding was required. Under the provisions of an applicable income tax treaty, copies of the information returns reporting dividends and withholding might also be made available to the tax authorities in the country in which you reside.

You will be subject to backup withholding on dividends paid to you unless applicable certification requirements are met. The backup withholding rate is currently 28%.

Payment of the proceeds of a sale of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless you certify under penalties of perjury that you are a Non-U.S. Holder and the payer does not know or have reason to know that you are a U.S person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. Federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2003, Union Pacific, the selling shareholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total	25,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults the purchase, commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,500,000 additional outstanding shares from it at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The underwriting discounts and commissions and other expenses of this offering will be paid by Union Pacific, the selling shareholder. The following table summarizes the compensation and estimated expenses the selling shareholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling shareholder	$	$	$	$
Expenses payable by selling shareholder	$	$	$	$

The offering expenses, in addition to the underwriting discounts and commissions, are estimated to be approximately $6.2 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of our common stock pursuant to the employee benefit plans described in this prospectus, award shares of our common stock to our employees in the manner disclosed in this prospectus and issue shares of our common stock pursuant to our dividend reinvestment plans.

Our officers and directors and Union Pacific have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus.

The 180-day “lock-up” period during which we, our directors and officers and Union Pacific are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated waive such an extension.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq National Market subject to official notice of issuance, under the symbol “OVNT.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us, the selling shareholder and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, an affiliate of Credit Suisse First Boston LLC will be acting as a joint lead arranger and joint book-runner with respect to our new bank credit facility, will be a lender and agent under our new bank credit facility and will receive customary fees relating thereto. Additionally, we expect that an affiliate of Banc of America Securities LLC will act as an agent and lender under our new bank credit facility, and that an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will be a lender under our new bank credit facility, and will receive customary fees relating thereto.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby have been passed upon for us by Hunton & Williams LLP, Richmond, Virginia. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

OVERNITE HOLDING, INC.

INDEPENDENT AUDITORS’ REPORT

Overnite Holding, Inc.

Wilmington, Delaware

We have audited the accompanying consolidated statements of financial position of Overnite Holding, Inc. and subsidiaries (a wholly owned subsidiary of Union Pacific Corporation) (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in common shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Richmond, Virginia

March 3, 2003

August 4, 2003, as to Note 15

OVERNITE HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2002	2001	2000
	Thousands of Dollars
Operating Revenue	$1,351,788	$1,161,913	$1,138,971
Operating Expenses:
Salaries, wages and employee benefits	807,105	693,652	650,006
Supplies and expenses	101,985	97,645	99,319
Operating taxes	50,047	44,739	44,724
Claims and insurance	43,248	34,698	32,089
Rents and purchased transportation	145,274	115,014	113,636
Communication and utilities	20,696	19,849	19,936
Depreciation	58,526	47,619	47,859
Other	53,861	61,595	77,981

Total operating expenses	1,280,742	1,114,811	1,085,550

Operating Income	71,046	47,102	53,421
Other Income and Expense:
Interest income from parent	19,052	21,461	17,742
Interest expense	1,183	962	892
Other income	1,456	424	556

Income before Income Taxes	90,371	68,025	70,827
Income tax expense	1,582	26,524	27,665

Net Income	$88,789	$41,501	$43,162

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OVERNITE HOLDING, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2002	2001
	Thousands of Dollars

ASSETS
Current Assets:
Cash and cash equivalents	$2,086	$9,339
Accounts receivable (net of allowances of $20,503 in 2002, and $26,753 in 2001)	136,340	130,618
Income taxes receivable	25,381	3,368
Inventories	10,741	10,033
Advances to parent	163,173	219,444
Current deferred income tax asset	59,229	59,381
Other current assets	10,823	10,378

Total current assets	407,773	442,561

Properties:
Cost	975,902	953,342
Accumulated depreciation	(476,344)	(452,530)

Net properties	499,558	500,812

Other Assets:
Deferred income tax asset	72,048	600
Goodwill and intangible asset	16,232	13,891
Intangible pension asset	24,465	160
Other assets	10,616	10,668

Total assets	$1,030,692	$968,692

LIABILITIES AND COMMON SHAREHOLDER’S EQUITY
Current Liabilities:
Cash overdraft	$3,068	$45
Accounts payable	30,215	30,791
Employee savings plan	17,574	13,321
Accrued wages and benefits	55,977	50,303
Accrued casualty costs	40,621	30,011
Income and other taxes	9,280	11,422
Retiree benefit obligation	10,200	7,500
Other current liabilities	9,260	17,712

Total current liabilities	176,195	161,105

Non-current Liabilities:
Accrued casualty costs	23,450	23,000
Retiree benefits obligation	199,669	141,593
Other liabilities	297	1,415

Total non-current liabilities	223,416	166,008

Commitments and contingencies
Common Shareholder’s Equity:
Common stock, $0.10 par value, authorized 1,000 shares; issued and outstanding: 100 shares in both years	—	—
Paid-in surplus	1,242,187	1,242,187
Accumulated deficit	(527,715)	(600,504)
Accumulated other comprehensive loss	(83,391)	(104)

Total common shareholder’s equity	631,081	641,579

Total liabilities and common shareholder’s equity	$1,030,692	$968,692

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OVERNITE HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2002	2001	2000
	Thousands of Dollars
Operating Activities:
Net income	$88,789	$41,501	$43,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	58,526	47,619	47,859
Provision for doubtful accounts	11,686	11,785	15,679
Deferred income taxes	(22,685)	1,622	(1,871)
Change in retiree obligations, net	(99,383)	15,780	5,865
Other—net	886	5,139	1,830
Changes in current assets and liabilities, net	(31,207)	10,348	(18,025)

Cash provided by operating activities	6,612	133,794	94,499

Investing Activities:
Capital investments	(64,565)	(38,656)	(33,259)
Purchase of Motor Cargo Industries, Inc., net of cash acquired	(542)	(81,038)	—
Proceeds from sale of assets	7,948	1,516	2,985

Cash used in investing activities	(57,159)	(118,178)	(30,274)

Financing Activities:
Cash overdraft	3,023	(10,214)	(4,371)
Dividends paid	(16,000)	(16,000)	(16,000)
Advances from (to) parent, net	56,271	19,352	(43,960)

Cash provided by (used in) financing activities	43,294	(6,862)	(64,331)

Net Change in Cash:	(7,253)	8,754	(106)
Cash at beginning of year	9,339	585	691

Cash at end of year	$2,086	$9,339	$585

Changes in Current Assets and Liabilities, net:
Accounts receivable	$(17,408)	$11,755	$(14,052)
Income taxes receivable	(22,013)	(3,812)	5,811
Inventories	(708)	(1,444)	(695)
Other current assets	(445)	(362)	(3,062)
Accounts, wages and benefits payable	5,098	7,356	(1,267)
Employee savings plan	4,253	2,177	1,051
Other current liabilities	(8,452)	(6,391)	(2,824)
Income and other taxes payable	(2,142)	(538)	2,919
Casualty cost	10,610	1,607	(5,906)

Total	$(31,207)	$10,348	$(18,025)

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$1,131	$812	$2,166
Income taxes, net	48,242	26,966	21,883

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OVERNITE HOLDING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER’S EQUITY

				Accumulated Other Comprehensive Income (Loss)
	Common Stock	Paid-in Surplus	Accumulated Deficit	Derivative Adjustment	Minimum Pension Liability	Total	Total
	Thousands of Dollars
Balance, January 1, 2000	$—	$1,242,187	$(653,167)	$—	$—	$—	$589,020

Net income			43,162				43,162
Other comprehensive loss, net of income taxes							—

Comprehensive income							43,162
Dividends declared			(16,000)				(16,000)

Balance, December 31, 2000	—	1,242,187	(626,005)	—	—	—	616,182

Net income			41,501				41,501
Other comprehensive loss, net of income taxes of $64				(104)		(104)	(104)

Comprehensive income							41,397
Dividends declared			(16,000)				(16,000)

Balance, December 31, 2001	—	1,242,187	(600,504)	(104)	—	(104)	641,579

Net income			88,789				88,789
Other comprehensive income (loss), net of income taxes of $51,674				591	(83,878)	(83,287)	(83,287)

Comprehensive income							5,502
Dividends declared			(16,000)				(16,000)

Balance, December 31, 2002	$—	$1,242,187	$(527,715)	$487	$(83,878)	$(83,391)	$631,081

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OVERNITE HOLDING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business

Overnite Holding, Inc. (the “Company”), through its primary operating subsidiaries, is a leading predominantly non-union provider of less than truckload (“LTL”) transportation service, offering a full spectrum of regional, inter-regional and long-haul services nationwide. The Company serves a diverse customer base through a network of 204 service centers located near metropolitan centers. The Company operates through two principal subsidiary companies, Overnite Transportation Company (“OTC”) and Motor Cargo Industries, Inc. (“Motor Cargo”). OTC operates on a nationwide basis and Motor Cargo operates primarily in the Western United States.

Note 1.    Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying Consolidated Financial Statements follows:

Principles of consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiary, Overnite Corporation (formed in 2001), which includes the consolidated financial results of OTC and Motor Cargo. The Company is a wholly owned subsidiary of Union Pacific Corporation (“UPC”). The Company, through UPC, acquired 99.7% of the outstanding stock of Motor Cargo on November 30, 2001, and, therefore, the Company’s results of operations and cash flows include Motor Cargo for the period November 30 to December 31, 2001, and all of 2002. The acquisition was completed on February 14, 2002, at which time the remaining 0.3% of the outstanding stock of Motor Cargo was acquired.

Use of estimates

The Consolidated Financial Statements of the Company include estimates and assumptions regarding certain assets, liabilities, revenue and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates. Significant estimates include revenue recognition, claims and insurance accruals, health care, pension and other postemployment benefits, goodwill and intangible assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original purchased maturity of three months or less to be cash equivalents. Cash overdraft positions are classified as a current liability.

Concentration of credit risk

The Company sells services and extends credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Inventories

Inventories consists of materials and supplies, principally fuel and equipment parts, carried at the lower of average cost or market.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Properties and depreciation

Properties are carried at cost, including a fair value appraisal of the tangible property included as part of the acquisition of Motor Cargo. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property. Service lives range from 10 to 40 years for buildings and improvements, six to 20 years for revenue equipment, five years for technology equipment and software, and five to 10 years for other transportation property. Gains or losses from asset sales are recognized in the year of disposal.

Tires purchased with revenue equipment are capitalized as a part of the cost of such equipment. Replacement tires are expensed when placed in service.

The cost of significant purchased software is capitalized and amortized over a five-year period. An obsolescence review of capitalized software is performed on a periodic basis.

Maintenance and repairs, which do not materially add to the value of the property, or appreciably prolong its useful life, are charged to expense as incurred.

Goodwill and intangible assets

As a result of the acquisition of Motor Cargo, the Company recognized $13.2 million in goodwill and $3.0 million in non-amortizable intangible assets. The initial valuation of intangible assets and the valuation of tangible property were determined by both the Company and independent appraisers engaged by the Company (see also Note 3). Goodwill and intangible assets will be tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company performed the required impairment testing on goodwill and intangible assets resulting from the Motor Cargo acquisition, which was based on Motor Cargo’s results of operations and fair value. There was no indication of impairment with respect to goodwill or intangible assets. The adoption of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” had no effect on the Company’s Consolidated Financial Statements since the Company had no goodwill or intangible assets subject to the new standard at the time of its adoption (see Note 3).

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value. During 2002, the Company’s impairment review resulted in an immaterial charge against income.

Revenue and expense recognition

Operating revenue is recognized in accordance with Emerging Issues Task Force 91-9, “Revenue and Expense Recognition for Freight Services in Process.” For transactions where we are the sole service provider, we use the percentage of completion method, based upon average transit time. Expenses related to operating revenue are recognized as incurred.

We periodically contract with third party carriers to perform transportation services for our customers. When we are the primary obligor for these services, i.e. we are responsible for pricing, loss or damage and credit

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

risk, we record revenue gross for the entire amount billed to the customer, and operating expenses for amount paid to the third party carriers in accordance with Emerging Issues Task Force 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” When we are not the primary obligor for these transportation services, we record revenue net of the amounts paid to third party carriers. Completed but unpaid interline obligations are accrued for in the month in which the shipment was made.

Financial instruments

The carrying value of the Company’s non-derivative financial instruments approximates fair value. The fair value of financial instruments is generally determined by reference to market values as quoted by recognized dealers or developed based upon the present value of expected future cash flows.

The Company periodically uses derivative financial instruments to manage risk related to changes in fuel prices. The Company does not enter into financial instruments for trading or speculative purposes.

Casualty cost liabilities

At December 31, 2002, the Company’s self-insured retention for workers’ compensation is $1.0 million per claim; for cargo damage claims, $1.0 million per claim; for automobile liability, $5.0 million per claim; and for general liability, $250,000 per claim. At December 31, 2002, these self-insured retention arrangements were secured by $24.9 million in letters of credit which were unused. At December 31, 2001 the Company’s self-insured retention for workers’ compensation was $750,000 per claim; for cargo damage claims, $1.0 million per claim; for automobile liability, $2.0 million per claim; and generally liability, $250,000 per claim.

The Company estimates and accrues a liability for its share of final settlements using all available information including the services of third-party insurance claims administrators and actuaries to assist in establishing appropriate levels of reserve for each occurrence, based on the facts and circumstances and the Company’s history with respect to such claims. Expense depends upon actual loss experience and changes in estimates of future settlement amounts which have not been fully resolved. The Company provides for adverse loss developments in the period when new information becomes available.

Pension and postretirement benefits

The Company incurs certain employment-related expenses associated with pensions and postretirement benefits. In order to measure the expense associated with these benefits, management must make various estimates including discount rates used to value certain liabilities, assumed rates of return on plan assets used to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates and expected future health care costs.

The estimates used by management are based on the Company’s historical experience as well as current facts and circumstances. The Company uses third-party actuaries to assist management in properly measuring the expense associated with these benefits. Actual results that vary from the previously mentioned assumptions could have a material impact to the Consolidated Financial Statements.

Stock-based compensation

At December 31, 2002, the Company participated in UPC’s stock-based employee compensation plans, which are described more fully in Note 9. UPC applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interpretations in accounting for its plans. No stock-based employee compensation expense related to stock option grants is reflected in net income, as all options granted under UPC’s plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock-based employee compensation expense related to restricted stock and other incentive plans is reflected in net income. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2002	2001	2000
	Thousands of Dollars
Net income as reported	$88,789	$41,501	$43,162
Stock-based employee compensation expense included in reported net income, net of tax	2,383	1,717	1,201
Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(4,087)	(2,721)	(1,341)

Pro forma net income	$87,085	$40,497	$43,022

Earnings Per Share

Earnings per share have been omitted from the consolidated statements of income as the Company was a wholly owned subsidiary of UPC for all periods presented and it would, therefore, not be meaningful to investors.

Note 2.    Financial Instruments

Adoption of Standard

Effective January 1, 2001, the Company adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FASB Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“FAS 138”). FAS 133 and FAS 138 require that the changes in fair value of all derivative financial instruments the Company uses for fuel hedging purposes be recorded in the balance sheet. In addition, to the extent fuel hedges are ineffective due to pricing differentials resulting from the geographic dispersion of the Company’s operations, income statement recognition of the ineffective portion of the hedge is required. Derivative instruments that do not qualify for hedge accounting require income statement recognition. The adoption of FAS 133 and FAS 138 on January 1, 2001 had no impact on the Company’s Consolidated Financial Statements.

Strategy and Risk

The Company uses derivative financial instruments, in limited instances for purposes other than trading, to manage risk related to changes in fuel prices. Fuel costs are a significant portion of the Company’s total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Company periodically use swaps, futures and/or forward contracts to mitigate the impact of adverse fuel price changes. However, the use of these instruments also limits future gains from favorable movements. The Company addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties as well as periodic settlements.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Company’s outstanding derivative financial instruments at December 31, 2002 and 2001:

	2002	2001
	Thousands, Except Average Commodity Prices
Number of gallons hedged for 2002	—	8,844
Average price of 2002 hedges outstanding (per gallon) (a)	—	$0.58
Number of gallons hedged for 2003	2,948	2,948
Average price of 2003 hedges outstanding (per gallon) (a)	$0.58	$0.58

(a)	Excludes taxes, transportation costs and regional pricing spreads

The fair value asset and liability positions of the Company’s outstanding derivative financial instruments at December 31, 2002 and 2001 were as follows:

	2002	2001
	Thousands of Dollars
Fuel Hedging:
Gross fair value asset position	$789	$—
Gross fair value (liability) position	—	(169)

Total fair value asset (liability) position, net	$789	$(169)

Fuel hedging positions will be reclassified from accumulated other comprehensive gain to fuel expense over the life of the hedge as fuel is consumed. During 2003, the Company expects fuel expense to decrease by $789,000 from this reclassification.

The Company’s use of derivative financial instruments decreased the cost of fuel for the Company by $1.2 million in 2002, and had no effect on fuel expense in 2001 and decreased the cost of fuel by $2.3 million in 2000.

Note 3.    Motor Cargo Acquisition

On November 30, 2001, UPC acquired 99.7% of the outstanding stock of Motor Cargo Industries, Inc., a Utah corporation by tender offer, pursuant to an Agreement and Plan of Merger. UPC offered to exchange for each share of Motor Cargo common stock, no par value per share at the election of the holder, either 0.26 shares of UPC common stock, par value $2.50 per share, or $12.10 in cash. The acquisition was completed on February 14, 2002.

The purchase price, including acquisition costs and assumed liabilities, was approximately $90.5 million. Fair value adjustments increased the recorded value of land by $6.7 million and buildings and improvements by $4.1 million. Fair value adjustments increased the recorded value of the pension obligations by $1.7 million and deferred tax liabilities by $4.9 million. The Company has goodwill in the amount of $13.2 million and an indefinite-lived intangible asset related to the Motor Cargo brand name in the amount of $3.0 million. The preliminary estimate of goodwill as of December 31, 2001 of $13.9 million was adjusted as information relating to the fair value of assets and liabilities was determined with the assistance of independent appraisers and actuaries.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Nature of Operations

Operating Segments

The Company uses the “management approach” to determine reportable segments. This approach focuses on financial information that management uses to make decisions about operations, investment, and deployment of human resources. Management uses operating revenue, operating income and operating statistics compared to budgets and prior period results to evaluate performance.

All operations of the Company experience intense service and price competition from both regional and national motor carriers. Beginning with the acquisition of Motor Cargo, the Company operated in two reportable segments: OTC and Motor Cargo. These are separate legal entities that are managed from an operations perspective separately, and each has retained its own marketing identity and human resource policies.

No single customer or group of affiliated customers accounted for 10% or more of consolidated operating revenue. Consolidated operating revenue from shipments with a destination outside the United States amounted to $24.4 million in 2002 and $19.7 million in 2001.

OTC Segment

Operations

The OTC segment includes the LTL and closely related truckload operations of OTC, operating as a regional carrier with long-haul capabilities, with a network of 170 service centers throughout the United States. This segment serves all 50 states, Canada, Mexico, the U.S. Virgin Islands, Puerto Rico and Guam and transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products.

Employees

During 2002, OTC continued to oppose the efforts of the International Brotherhood of Teamsters (“Teamsters”) to unionize OTC service centers. On February 11, 2002, the United States Court of Appeals for the Fourth Circuit, sitting as a full panel, refused to enforce four bargaining orders issued by the National Labor Relations Board (“NLRB”) that would have required OTC to bargain with the Teamsters, even though the Teamsters lost secret ballot elections. Subsequently, the NLRB moved for a judgment against itself on seven other bargaining orders it had issued, and the Fourth Circuit entered that judgment.

On October 11, 2002, the NLRB’s General Counsel dismissed a charge the Teamsters had filed in August 2001 alleging that OTC had been bargaining in bad faith. On October 24, 2002, the Teamsters ended a national strike they had called against OTC three years earlier. The Teamsters had become the bargaining representative of the employees at 26 of OTC’s 170 service centers, but the employees at 17 of these locations recently have voted to decertify the Teamsters, and the NLRB has officially approved the votes in 14 of those locations. Decertification petitions are pending at four other service centers. Only a single representation petition currently is pending, but due to strike violence charges pending against the Teamsters, the NLRB has blocked the Teamsters’ efforts to precipitate an election. The Teamsters currently represent approximately 10% of OTC’s 12,534 employees. OTC has not reached any collective bargaining agreement with the Teamsters.

Motor Cargo Segment

Operations

Motor Cargo is a regional LTL carrier operating through 34 service centers, providing transportation services within the Western United States, transporting a variety of products, including consumer goods,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

packaged foodstuffs, electronics, apparel, hardware and industrial goods. Motor Cargo also provides warehousing and logistics services.

Employees

Employees at two Motor Cargo service centers located in North Salt Lake, Utah and Reno, Nevada, representing approximately 11% of Motor Cargo’s total work force of 1,826 employees are covered by two separate collective bargaining agreements with unions affiliated with the Teamsters. Although the agreements cover most of the employees at these two facilities, less than half of these covered employees are actual members of unions. The two agreements exclude any pension requirements and while both include health care coverage, only the contract at Reno requires the employees to be included.

The following tables reflect asset information as of December 31, 2002 and 2001, and capital expenditures and depreciation expense for the periods ended December 31, 2002 and 2001. Motor Cargo was consolidated as of November 30, 2001, and therefore, depreciation expense and capital expenditures include a full year of activity during 2002 and one month of activity during 2001.

	2002	2001
	Thousands of Dollars
Assets:
OTC	$916,402	$866,994
Motor Cargo	114,290	101,698

Consolidated	$1,030,692	$968,692

Capital Expenditures:
OTC	$54,567	$37,455
Motor Cargo	9,998	1,201

Consolidated	$64,565	$38,656

Depreciation Expense:
OTC	$49,015	$46,825
Motor Cargo	9,511	794

Consolidated	$58,526	$47,619

The following table reflects operating segment information of the Company, as well as a reconciliation of segment information to the Company’s consolidated operating revenue, operating income and net income for the years ended December 31, 2002 and 2001. Motor Cargo results include a full year in 2002 and the one month period ended December 31, 2001:

	2002	2001
	Thousands of Dollars
Operating Revenue:
OTC	$1,208,154	$1,151,749
Motor Cargo	143,634	10,164

Consolidated	$1,351,788	$1,161,913

Operating Income:
OTC	$61,095	$46,710
Motor Cargo	9,951	392

Consolidated	$71,046	$47,102

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2001
	Thousands of Dollars
Net Income:
OTC	$82,535	$41,263
Motor Cargo	6,254	238

Consolidated	$88,789	$41,501

Note 5.    Properties

The major property accounts at cost at December 31, 2002 and 2001 were as follows:

	2002	2001
	Thousands of Dollars
Land	$82,195	$83,081
Buildings and improvements	258,175	254,046
Revenue equipment	508,636	493,135
Technology equipment and software	56,362	50,939
Other transportation property	70,534	72,141

Total	$975,902	$953,342

The major accumulated depreciation accounts at December 31, 2002 and 2001 were as follows:

	2002	2001
	Thousands of Dollars
Buildings and improvements	$112,684	$103,991
Revenue equipment	272,593	261,110
Technology equipment and software	41,379	36,412
Other transportation property	49,688	51,017

Total	$476,344	$452,530

Note 6.    Leases

The Company leases certain equipment and other property. Future minimum lease payments for operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002 were as follows:

2002
Thousands of Dollars
2003	$18,969
2004	13,410
2005	10,703
2006	8,333
2007	4,567
Later years	7,687

Total minimum payments	$63,669

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense for operating leases with terms exceeding one month were $19.2 million, $14.1 million and $13.9 million in 2002, 2001 and 2000, respectively.

Note 7.    Income Taxes

The Company is included in the consolidated income tax return of UPC and subsidiaries. The consolidated income tax liability is allocated among UPC and its subsidiaries on the basis of their separate contributions to the consolidated income tax liability, with the benefit of tax losses and credits utilized in consolidation allocated to the individual company generating such losses and credits.

Components of income tax expense for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
	Thousands of Dollars
Current
Federal	$24,178	$21,116	$25,860
State	89	3,786	3,676

Total current	24,267	24,902	29,536

Deferred
Federal	(22,780)	2,061	(1,748)
State	95	(439)	(123)

Total deferred	(22,685)	1,622	(1,871)

Total	$1,582	$26,524	$27,665

Deferred tax assets (liabilities) were comprised of the following at December 31, 2002 and 2001:

	2002	2001
	Thousands of Dollars
Current assets	$48,828	$48,975
State taxes—net of federal tax impact	4,869	4,874
Tax deductible intangible assets	5,532	5,532

Net current deferred tax asset	59,229	59,381

Excess tax over book depreciation	(79,219)	(84,873)
State taxes—net of federal tax impact and valuation allowance	1,938	(749)
Long-term liabilities	69,529	57,552
Tax deductible intangible assets	79,136	59,210
Federal net operating loss	—	570
Other tax reserves	664	(31,110)

Net long-term deferred tax asset	72,048	600

Net deferred tax asset	$131,277	$59,981

The Company has a deferred state tax asset of $5.7 million reflecting the benefits of $131.3 million of state net operating loss carryforwards. The net operating loss carryforwards expire between 2003 and 2022. The Company does not expect to realize this entire deferred tax asset, and has provided a valuation allowance of $5.4 million for 2002 and $2.8 million for 2001.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Except for the state net operating loss carryforwards for which a valuation allowance has been recorded, the Company believes it will realize all of its deferred tax assets.

During 2002, the Company made a payment of $35 million to UPC in full satisfaction of the Company’s federal and certain state income tax liabilities for tax years 1986 through 1989 under a tax allocation agreement between UPC and the Company. This liability was accrued for as of December 31, 2001. The payment of this liability resulted in a $35 million increase in the Company’s overall deferred tax asset.

A reconciliation between the statutory and effective tax rates for the years ended December 31, 2002, 2001, and 2000 is as follows:

	2002	2001	2000
	Percentages
Statutory tax rate	35.0%	35.0%	35.0%
State taxes—net	0.1	3.2	3.3
Non-deductible expenses	0.7	0.8	1.2
Tax-deductible intangibles	(34.0)	—	—
Other	—	—	(0.4)

Effective tax rate	1.8%	39.0%	39.1%

During 2002, the Company made considerable progress on a number of income tax examination issues for prior tax years. All of the Company’s tax issues relating to 1990 through 1994, as well as some issues for 1995 through 1998, have now been substantially resolved. Part of this resolution permitted a portion of UPC’s 1986 Overnite acquisition costs to become tax deductible, resulting in a decrease in the Company’s income tax expense of $33.7 million.

All federal income tax years prior to 1990 are closed. The tax years 1990 and later are open, with all issues for 1990 through 1994 resolved. The tax years 1995 through 1998 are currently under examination by the Internal Revenue Service.

The Company believes it has adequately provided for federal and state income taxes.

Note 8.    Retirement Plans

Benefit Summary—The Company provides defined benefit pension income to eligible employees of OTC and Motor Cargo. OTC maintains both qualified and non-qualified (supplemental) pension plans, two defined contribution plans (thrift plans) and a postretirement health and life insurance plan for eligible employees. Motor Cargo provides a qualified defined benefit retirement income plan and a defined contribution plan (thrift plan) to eligible employees.

Funding and Benefit Payments—At OTC, the qualified and non-qualified pension benefits are based on years of service and the highest compensation during any five consecutive calendar years of employment. These plans cover substantially all OTC employees. Employees are vested after five years of service, or at age 65. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. OTC provides two thrift plans under which employees are eligible to defer a portion of their compensation and currently matches 50% of employee deferrals up to 7% of employee compensation, for a maximum match of 3.5%. Employees are eligible to participate at date of hire, and company-matching

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions begin after one year of service. Employees vest completely and immediately with the initial company matching contribution. The plan includes a provision whereby the achievement of certain financial targets could result in the matching contributions increasing to 75% or 100% of employee contributions, up to 7%. OTC matching contributions were approximately $9.5 million, $9.1 million and $8.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. OTC also provides medical and life insurance benefits on a cost-sharing basis for qualifying retired employees. These costs are funded as incurred.

Motor Cargo provides a defined benefit pension plan covering substantially all of its employees. The benefits are based on years and hours of service. A participant is fully vested after five years of service. Motor Cargo also provides a thrift plan for its employees. Employees of Motor Cargo who have completed six months of service are eligible to participate in the plan. Under the plan, Motor Cargo employees are allowed to make contributions of between one to 15 percent of their annual compensation, and Motor Cargo matches 25% of deferrals, up to six percent of the employee’s annual compensation, with discretionary increases based on the attainment of income targets each year. The participants become fully vested in the Company matching contributions after seven years of service. Motor Cargo matching contributions were approximately $640,000 for the year ended December 31, 2002. There was no contribution for the one-month ended December 31, 2001.

The following illustrates the change in the Company’s projected benefit obligation for the years ended December 31, 2002 and 2001:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Thousands of Dollars
Net benefit obligation at beginning of year	$667,970	$610,319	$82,984	$46,686
Motor Cargo acquisition	—	7,439	—	—
Service cost	28,664	25,647	3,221	3,020
Interest cost	48,294	44,271	6,079	5,827
Plan amendments	29	—	—	—
Actuarial loss	64,953	4,841	13,110	33,890
Gross benefits paid	(30,465)	(24,547)	(9,241)	(6,439)

Net benefit obligation at end of year	$779,445	$667,970	$96,153	$82,984

Changes in the Company’s benefit plan assets are summarized as follows for the years ended December 31, 2002 and 2001:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Thousands of Dollars
Fair value of plan assets at beginning of year	$527,726	$596,400	$—	$—
Motor Cargo acquisition	—	5,626	—	—
Actual return on plan assets	(52,555)	(49,800)	—	—
Employer contributions	126,539	47	9,241	6,439
Gross benefits paid	(30,465)	(24,547)	(9,241)	(6,439)

Fair value of plan assets at end of year	$571,245	$527,726	$—	$—

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of funded status of the benefit plans for the years December 31, 2002 and 2001 were as follows:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Thousands of Dollars
Funded status at end of year	$(208,200)	$(140,244)	$(96,153)	$(82,984)
Unrecognized net actuarial loss	197,227	23,985	33,158	21,432
Unrecognized prior service cost (credit)	25,479	30,293	(1,061)	(1,415)

Net amount recognized at end of year	$14,506	$(85,966)	$(64,056)	$(62,967)

At December 31, 2002 and 2001, $10.2 million and $7.5 million, respectively, of the total pension and of the other postretirement liability was classified as a current liability.

The Company decreased its assumed rate of return on pension plan assets, during 2002, from 10% to 9%. This assumption change resulted in an increase to 2002 pension expense of $5.3 million. During 2002, actual asset returns for the Company’s pension plans were adversely impacted by continued deterioration in the equity markets. The actual return on pension plan assets was approximately negative 10% in 2002. During the same time, corporate bond yields, which are used in determining the discount rate for future pension obligations, continued to decline. As a result of negative asset returns and lower discount rates, the Company was required to recognize an additional minimum pension liability.

The liability was recorded as an $83.9 million after-tax reduction to shareholder’s equity as part of accumulated other comprehensive income. The equity reduction would be restored to the balance sheet in future periods when the fair value of plan assets exceeds the accumulated benefit obligations. Recognition of this reduction to equity does not affect net income or cash flow in 2002.

The interest rate and asset return environment has significantly affected the funded status of the Company’s pension plans. Although no minimum funding was required in 2002, 2001, or 2000, the Company, through its OTC subsidiary, voluntarily contributed $125 million to the OTC pension plan during 2002. Motor Cargo made quarterly contributions to its pension plan totaling $300,000 during 2002, and the Company contributed an additional $1.2 million to the Motor Cargo pension plan during 2002. The Company funded its contributions through an intercompany advance from UPC. Future contributions are dependent on asset returns, current discount rates and a number of other factors, such as employee demographics and pension plan provisions.

Amounts recognized for the benefit plan liabilities in the consolidated statements of financial position for December 31, 2002 and 2001 consisted of:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Thousands of Dollars
Prepaid benefit cost	$14,506	$—	$—	$—
Accrued benefit cost	—	(85,966)	(64,056)	(62,967)
Additional minimum liability	(160,319)	(160)	—	—
Intangible asset	24,465	160	—	—
Accumulated other comprehensive income	135,854	—	—	—

Net liability recognized at end of year	$14,506	$(85,966)	$(64,056)	$(62,967)

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the Company’s net periodic pension and other postretirement benefit cost for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	Thousands of Dollars
Service cost	$28,664	$25,647	$24,539	$3,221	$3,020	$1,656
Interest cost	48,294	44,271	41,389	6,079	5,827	3,455
Expected return on assets	(55,698)	(57,828)	(52,529)	—	—	—
Amortization of:
Transition asset	—	(2,093)	(2,093)	—	—	—
Prior service cost (credit)	4,844	5,063	4,289	(354)	(354)	(1,526)
Actuarial loss (gain)	(27)	(4,027)	(5,551)	1,384	1,250	(1,082)

Total net periodic benefit cost	$26,077	$11,033	$10,044	$10,330	$9,743	$2,503

As of December 31, 2002 and 2001, approximately 34% and 32%, respectively, of the funded plans’ assets were held in fixed-income and short-term securities, with the remainder in equity securities.

The weighted-average actuarial assumptions for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Expected return on plan assets	9.00	10.00	10.00	N/A	N/A	N/A
Rate of compensation increase	3.75	4.25	4.50	3.75	4.25	4.50
Health care cost trend:
Current	N/A	N/A	N/A	10.00	7.40	7.70
Level in five years	N/A	N/A	N/A	5.00	5.50	5.50

Assumed health care cost trend rates have a significant effect on the amount reported for health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects on other postretirement benefits:

	1% Increase	1% Decrease
	Thousands of Dollars
Effect on total service and interest cost components	$1,685	$(1,356)
Effect on postretirement benefit obligation	$13,698	$(11,444)

Note 9.    Stock Option and Other Stock Plans

The Company participates in the UPC stock incentive programs. UPC and the Company apply APB Opinion No. 25 and related interpretations in accounting for UPC’s stock plans. Employees of the Company have 724,570 options to purchase UPC stock outstanding under the 1993 Stock Option and Retention Stock Plan (1993 Plan). There are 143,937 UPC retention shares and stock units (the right to receive shares of common stock) that were granted to Company employees under the 1993 Plan that will vest over the next two years. UPC no longer grants options or awards of restricted stock under the 1993 Plan.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPC adopted the Executive Stock Purchase Incentive Plan (ESPIP) effective October 1, 1999, in order to encourage and facilitate ownership of UPC common stock by officers and other key executives of UPC and its subsidiaries. Under the ESPIP, Company employees eligible to participate purchased a total of 110,000 shares of UPC common stock with the proceeds of 6.02% interest-bearing, full recourse loans from UPC. Loans to these Company participants at December 31, 2002 totaled $5.1 million and have a final maturity date of January 31, 2006. Deferred cash payments were to be awarded to the participants to repay interest and the loan principal if certain performance and retention criteria were met within a 40-month period ending January 31, 2003. Dividends paid on the purchased shares were originally assigned to UPC to offset the accrued interest on the loan balance until March 2001 when the first performance criterion was satisfied and, accordingly thereafter, the dividends on the purchased shares were paid directly to the participants. Satisfaction of the first performance criterion also entitled participants to receive a cash payment equal to the net accrued interest on the outstanding principal balance of the loans.

Satisfaction of the second performance criterion, in December 2002, entitled Company participants to receive a cash payment equal to one-third of the outstanding principal balance of their loan, and satisfaction of the retention criterion of continued employment with UPC until January 31, 2003, entitled Company participants to receive an additional cash payment equal to one-third of the outstanding principal balance of their loan. Thus, on January 31, 2003, participants received cash payments, equal to two-thirds of the outstanding principal balance of their loans, plus the net accrued interest. The remaining balance of the loan is payable in three equal installments on January 31, 2004, January 31, 2005 and January 31, 2006. The cost associated with the ESPIP retention criterion and the second performance criterion was amortized to expense over the 40-month period. The cost associated with the ESPIP first performance criterion was expensed over the life of the loan.

In November 2000, UPC adopted the 2001 Long Term Plan (LTP). Employees of the Company were awarded UPC retention shares or retention stock units and cash awards subject to the attainment of certain performance targets and continued employment through January 31, 2004. The LTP performance criteria include three year (for fiscal years 2001, 2002 and 2003) cumulative earnings per share and stock price targets. Under the LTP, no performance retention stock units were issued during 2001 to employees of the Company and 79,375 performance retention shares and stock units were issued at a weighted-average fair value of $49.96 to employees of the Company during 2002. The cost of the LTP is expensed over the performance period, ending January 31, 2004.

The Union Pacific Corporation 2001 Stock Incentive Plan (2001 Plan) was approved by the shareholders of UPC in April 2001. The 2001 Plan reserved 12,000,000 shares of UPC common stock for issuance to eligible employees of UPC and its subsidiaries in the form of non-qualified options, incentive stock options, retention shares, stock units and incentive bonus awards. As of December 31, 2002, there are 104,178 retention shares and stock units and 197,300 options outstanding under the 2001 Plan, for employees of the Company.

UPC’s plans provide for awarding retention shares of UPC common stock or stock units to eligible employees. These awards are subject to forfeiture if employment terminates during the prescribed retention period, generally three or four years, or, in some cases, if a certain prescribed stock price or other financial criteria are not met. During the year ended December 31, 2002, 103,178 retention shares, stock units and restricted shares were issued to employees of the Company at a weighted-average fair value of $58.74. During 2001, 45,613 retention shares, stock units and restricted shares were issued to employees of the Company at a weighted-average fair value of $49.89. During 2000, 24,249 retention shares, stock units and restricted shares were issued to employees of the Company at a weighted-average fair value of $41.17. The cost of retention and restricted awards is amortized to expense over the retention period.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2002, 2001 and 2000, the Company expensed $3.8 million, $2.8 million and $1.9 million, respectively, related to the incentive plans described herein.

Stock options are granted with an exercise price equal to the fair market value of UPC’s common stock as of the date of the grant. All outstanding options have a 10-year term and are generally exercisable one to two years after the date of the grant. A summary of the stock options issued under the 1993 Plan and the 2001 Plan, and changes during the years ending December 31 are as follows:

	Year Ended December 31,
	2002		2001		2000
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	826,673	$48.99	876,151	$47.02	889,198	$47.04
Granted	208,537	61.14	121,000	49.92	20,500	41.01
Exercised	(107,797)	34.94	(167,428)	39.29	(9,849)	28.20
Forfeited	(2,143)	52.56	(3,050)	50.82	(23,698)	49.91

Outstanding, end of year	925,270	$53.23	826,673	$48.99	876,151	$47.02

Options exercisable at year end	727,970	$51.09	704,923	$48.86	856,601	$47.14

Weighted-average fair value of options granted during the year		$17.78		$13.13		$11.57

The following table summarizes information about outstanding UPC stock options held by employees of the Company as of December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number Outstanding	Weighted- Average Exercise Price
$28.01 to $41.91	107,384	2.46	$31.18	107,384	$31.18
$42.87 to $49.88	159,486	6.78	48.69	159,486	48.69
$54.18 to $61.14	658,400	5.47	57.92	461,100	56.56

$28.01 to $61.14	925,270	5.34	$53.23	727,970	$51.09

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions for options granted in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.4%, 4.3% and 5.1%; dividend yield of 1.3%, 1.4% and 1.6%; expected lives of five years, four years and four years; and volatility of 28.8%, 29.5% and 31.4%.

Note 10.    Commitments and Contingencies

Unasserted Claims—There are various claims and lawsuits pending against the Company. It is not possible at this time for the Company to determine fully the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Company has recorded a liability. The Company

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

does not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities or guarantees will have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

Environmental—The Company is also subject to federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of numerous sites. For environmental sites where remediation costs can be reasonably determined, and where such remediation is probable, the Company has recorded a liability. At December 31, 2002 and 2001, the Company had accrued $882,000 and $904,000, respectively, for estimated future environmental costs based on the most current information available and believes it is reasonably possible that actual environmental costs could differ from such estimate.

Variable Interest Entity—On October 31, 2000, the Company, through OTC, entered into agreements with a variable interest entity (“Lessor”) in order to finance and lease the expansion of a service center in South Holland, Illinois. The lease covering the expansion was executed during the fourth quarter of 2000.

The cost to expand the facility, including capitalized interest, was $13.2 million. OTC was the construction agent for the Lessor during the construction period and has guaranteed the entire obligation under this lease. OTC has leased the facilities for an initial term of five years with provisions for renewal for an extended period subject to agreement between OTC and the Lessor. The Company’s lease payments to the Lessor are sufficient to provide a return on the Lessor’s investment. At any time during the lease, OTC may, at its option, purchase the facilities at approximately the amount expended by the Lessor. If OTC elects not to purchase the building or renew the lease, the building would be returned to the Lessor for remarketing, and OTC has guaranteed a residual value equal to 85% of the total construction related costs. If OTC elects not to renew the lease or purchase the building, the guarantee will be approximately $11.2 million. Annual lease payments for the facility are estimated to be $720,000 for the next four years and $180,000 in the three-month period of the final year, subject to the effect of interest rate changes.

Commitments

OTC has committed to a plan to construct a service center in the Newburgh, New York area, and has completed the preliminary environmental, architectural, geological and regulatory reviews and approvals. Final approval by the state is expected, which will allow construction to begin in 2003, with expected occupancy in 2004. The estimated cost to purchase the land is $1.7 million, and if that commitment is approved, the total cost to construct the new facility would be an additional $5.7 million.

Motor Cargo has $2.0 million available for borrowing under a secured revolving line of credit for letters of credit and overdraft protection that is collateralized by assets. Borrowings mature on August 15, 2003 and bear interest at the lender’s prime lending rate less 0.25%. This facility had no outstanding balance as of December 31, 2002.

Note 11.    Related Party Transactions

Advances to and from UPC have accrued interest at a 7.5% annual interest rate during 2002, 2001 and 2000. The Company had a net receivable from UPC of $163.2 million and $219.4 million as of December 31, 2002 and 2001, respectively, principally the result of cash advanced to UPC in excess of that needed to meet the capital and operating expense requirements of the Company.

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPC performs certain administrative functions on behalf of the Company, including internal audit, government affairs and tax planning. The estimated cost of these services was $0.8 million, $1.0 million and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. The expenses incurred by UPC are allocated to the Company on a pro rata basis in relation to the total time spent on projects involving the Company.

In the normal course of business, the Company and UPC complete transportation arrangements for each other’s customers and bill each other in accordance with intermodal agreements and other contracts, at commercial terms that are equitable to all parties. Both UPC and the Company have invested resources to improve the efficiency of these services, to the benefit of each other’s ultimate customer. These intercompany transactions included in the Company’s operating revenue amounted to $5.4 million, $5.3 million and $3.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

OTC provides a savings plan for its employees. Deposits by employees are made through payroll withholding and other cash deposits. Employee accounts earn 6.0% interest, compounded monthly. There are no minimum balance or minimum contribution requirements, and the cost of administering the savings plan is borne by OTC. The employee accounts are not insured by the Company or any other party, and OTC reserves the right to amend or discontinue the plan at any time.

Note 12.    Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires the Company to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. FAS 143 is effective for the Company’s fiscal year beginning January 1, 2003. Management believes that the financial impact of FAS 143 will have on the Company’s Consolidated Financial Statements will not be significant.

In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 replaces FASB Statement No. 121, “Accounting for the Impariment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. FAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. It also broadens the definition of discontinued operations. FAS 144 was effective for the Company’s fiscal year beginning January 1, 2002. The adoption of FAS 144 had no significant effect on the Company’s Consolidated Financial Statements.

In June 2002, the FASB issued Statement No. 146, “Accounting for the Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities that are initiated after December 31, 2002. Under previously issued guidelines, a liability for an exit activity was recognized at the date of an entity’s commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. Management believes the financial impact that FAS 146 will have on the Company’s Consolidated Financial Statements will not be significant.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates and clarifies the disclosure requirements for loan guarantees and standby letters of credit, and clarifies the accounting recognition of an initial liability for the fair value (or market value) of obligations assumed under these types of guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002, and the

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure requirements are effective for financial statements for periods ending after December 15, 2002. Management believes the financial impact that FIN 45 will have on the Company’s Consolidated Financial Statements will not be significant.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“FAS 148”). FAS 148 provides alternative methods of transition for voluntary changes to the fair value based method of accounting for stock-based employee compensation, and amends the disclosure requirements of existing authorities. The Company currently discloses the effects of stock-based employee compensation, and has not made a decision on whether to voluntarily change to this alternative accounting principle.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires the consolidation of an entity when a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements apply to the Company in the first interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As described in Note 10 to the Consolidated Financial Statements, OTC has entered into an agreement with a variable interest entity to finance and lease the expansion of a service center, which falls within the guidance of FIN 46. In accordance with FIN 46, OTC will consolidate, restructure or refinance the agreement prior to July 1, 2003.

Note 13.    Accrued Claims and Liabilities

Accrued wages and benefits consist of the following:

	2002	2001
	Thousands of Dollars
Salaries and wages	$14,459	$10,737
Employee benefits	9,676	10,590
Vacation accrual	31,842	28,976

Total current liability	$55,977	$50,303

Accrued casualty costs, including cargo claims, consist of the following:

	2002	2001
	Thousands of Dollars
Personal injury/property damage/workers compensation	$30,427	$21,985
Cargo claims	9,312	7,122
Environmental	882	904

Total current liability	$40,621	$30,011

Long term casualty costs:
Personal injury/property damage/workers compensation	23,450	23,000

Total long term liability	$23,450	$23,000

OVERNITE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14.    Selected Quarterly Data

Selected unaudited quarterly data are as follows:

	March 31	June 30	Sept. 30 (a)	Dec. 31
	Thousands of Dollars
2002
Operating revenue	$308,842	$337,093	$354,691	$351,162
Operating income	10,452	18,278	25,623	16,693
Net income	8,989	14,363	52,340	13,097

	March 31	June 30	Sept. 30	Dec. 31
	Thousands of Dollars
2001
Operating revenue	$284,553	$294,417	$296,572	$286,371
Operating income	1,627	15,498	18,254	11,723
Net income	3,668	12,594	14,504	10,735

(a)	Net income includes one-time tax benefit of $33.7 million for settlement of issues related to acquisition of OTC by UPC, as discussed in Note 7.

Note 15.    Subsequent Events

On August 4, 2003, UPC announced that it intended to sell its entire interest in the Company through an initial public offering. In order to facilitate this offering, immediately prior to the consummation of this offering, Overnite Corporation, a newly formed corporation, will acquire from UPC all of the outstanding common stock of the Company. In exchange, Overnite Corporation will issue to UPC (1) 27.5 million shares of its common stock, which will represent all of the outstanding shares of common stock of Overnite Corporation immediately upon consummation of the transaction, and (2) a $1.0 million promissory note to be payable by Overnite Corporation six months following the date of consummation of the transaction. In addition, subsequent to this transaction but immediately prior to the consummation of the offering, the Company will pay to UPC a dividend consisting of $128.0 million in cash and the forgiveness of the Company’s net intercompany advances to UPC as of the date of the transaction, which amounted to $196.5 million as of June 30, 2003.

OVERNITE HOLDING, INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30,
	2003	2002
	Thousands of Dollars

Operating Revenue	$713,208	$645,935
Operating Expenses:
Salaries, wages and employee benefits	428,755	397,519
Supplies and expenses	60,617	46,763
Operating taxes	26,331	24,701
Claims and insurance	25,083	18,729
Rents and purchased transportation	73,377	65,989
Communication and utilities	10,660	10,235
Depreciation	28,754	29,335
Other	26,039	23,934

Total operating expenses	679,616	617,205

Operating Income	33,592	28,730
Other Income and Expense:
Interest income from parent	6,969	9,295
Interest expense	769	601
Other income	297	949

Income before Income Taxes	40,089	38,373
Income tax expense	16,058	15,021

Net Income	$24,031	$23,352

See notes to the unaudited interim consolidated financial statements

OVERNITE HOLDING, INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	June 30, 2003	December 31, 2002	Pro Forma June 30, 2003(1)
	Thousands of Dollars
ASSETS
Current Assets:
Cash and cash equivalents	$4,390	$2,086	17,600
Accounts receivable (net of allowances of $15,962 in 2003, and $20,503 in 2002)	153,553	136,340
Income taxes receivable	—	25,381
Inventories	9,533	10,741
Advances to parent	196,451	163,173	—
Current deferred income tax asset	58,245	59,229
Other current assets	9,192	10,823

Total current assets	431,364	407,773

Properties:
Cost	986,770	975,902
Accumulated depreciation	(488,819)	(476,344)

Net properties	497,951	499,558

Other Assets:
Deferred income tax asset	70,067	72,048
Goodwill and intangible asset	16,232	16,232
Intangible pension asset	24,465	24,465
Other assets	10,100	10,616

Total assets	$1,050,179	$1,030,692

LIABILITIES AND COMMON SHAREHOLDER’S EQUITY
Current Liabilities:
Cash overdraft	$224	$3,068
Accounts payable	31,962	30,215
Employee savings plan	21,616	17,574
Accrued wages and benefits	62,176	55,977
Accrued casualty costs	39,815	40,621
Income and other taxes	19,917	9,280
Retiree benefit obligation	10,200	10,200
Other current liabilities	7,625	9,260	135,625

Total current liabilities	193,535	176,195

Non-current Liabilities:
Accrued casualty costs	23,450	23,450
Retiree benefits obligation	186,380	199,669
Other liabilities	189	297

Total non-current liabilities	210,019	223,416

Commitments and contingencies
Common Shareholder’s Equity:
Common stock, $0.10 par value, authorized 1,000 shares; issued and outstanding: 100 shares in both years	—	—	—
Paid-in surplus	1,242,187	1,242,187	1,242,187
Accumulated deficit	(511,684)	(527,715)	(822,925)
Accumulated other comprehensive (loss) gain	(83,878)	(83,391)	(83,878)

Total common shareholder’s equity	646,625	631,081	335,384

Total liabilities and common shareholder’s equity	$1,050,179	$1,030,692

(1)	Assuming the Divestiture Transaction had occurred on June 30, 2003, the pro forma data includes adjustments to reflect a $128.0 million cash dividend payable to UPC and the forgiveness of Advances to parent balance of $183.2 million as of June 30, 2003, which balance includes adjustments to Advances to parent to reflect $4.5 million that UPC will provide the Company to pay a portion of the fees related to its new credit facility and $8.7 million that UPC will provide the Company to ensure that its cash balance upon consummation of the Divestiture Transaction would have been $13.1 million. The pro forma adjustments are accounted for as if the combined total were a dividend provided to UPC, with the resulting change in shareholder’s equity.

See notes to the unaudited interim consolidated financial statements

OVERNITE HOLDING, INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2003	2002
	Thousands of Dollars
Operating Activities:
Net income	$24,031	$23,352
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,754	29,335
Provision for doubtful accounts	1,566	4,665
Deferred income taxes	3,267	(4,798)
Change in retiree obligations, net	(13,289)	14,531
Other—net	(547)	(6,434)
Changes in current assets and liabilities, net	29,625	(3,623)

Cash provided by operating activities	73,407	57,028

Investing Activities:
Capital investments	(27,574)	(24,167)
Proceeds from sale of assets	593	6,782

Cash used in investing activities	(26,981)	(17,385)

Financing Activities:
Dividends paid	(8,000)	(8,000)
Cash overdraft	(2,844)	(7)
Advances to parent, net	(33,278)	(40,010)

Cash used in financing activities	(44,122)	(48,017)

Net Change in Cash:	2,304	(8,374)
Cash at beginning of period	2,086	9,339

Cash at end of period	$4,390	$965

Changes in Current Assets and Liabilities, net:
Accounts receivable	$(18,779)	$(24,236)
Income taxes receivable	25,381	3,368
Inventories	1,208	(547)
Other current assets	1,631	(1,798)
Accounts, wages and benefits payable	7,946	12,037
Employee savings plan	4,042	2,445
Other current liabilities	(1,635)	(7,573)
Income and other taxes payable	10,637	2,970
Casualty cost	(806)	9,711

Total	$29,625	$(3,623)

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$680	$553
Income taxes, net	(24,037)	12,552

See notes to the unaudited interim consolidated financial statements

OVERNITE HOLDING, INC.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Responsibilities for Financial Statements

The interim consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained herein. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results for the entire year ending December 31, 2003.

Note 2.    Financial Instruments

The Company’s derivative financial instruments, which were used to manage risk related to changes in fuel prices, expired on March 31, 2003.

Fuel hedging positions were reclassified from accumulated other comprehensive gain to fuel expense over the life of the hedge as fuel was consumed. During the first six months of 2003, the Company’s fuel expense decreased by $1.1 million from the hedge activity compared to a decrease of $0.2 million in the comparable period in 2002. The Company may enter into swaps, futures and/or forward contracts to mitigate the impact of adverse fuel price changes in the future.

Note 3.    Comprehensive Income

For the six months ended June 30, 2003 and June 30, 2002 the Company recognized total comprehensive income of $23.5 million and $24.1 million, respectively. For the six months ended June 30, 2003 the Company recognized an item of other comprehensive loss of $0.5 million, compared to an item of other comprehensive income of $0.7 million for the six months ended June 30, 2002. Other comprehensive loss and income for the six month periods ended June 30, 2003 and 2002 relate primarily to the effective portion of the changes in the fair values of derivatives designated as hedging instruments in cash flow hedges as described in more detail in Note 2.

Note 4.    Nature of Operations

Operating Segments

The Company uses the “management approach” to determine reportable segments. This approach focuses on financial information that management uses to make decisions about operations, investment and deployment of human resources. Management uses operating revenue, operating income and operating statistics compared to budgets and prior period results to evaluate performance.

OTC Segment

Operations

The OTC segment includes the LTL and closely related truckload operations of OTC, operating as a regional carrier with long-haul capabilities, with a network of 171 service centers throughout the United States. This segment serves all 50 states, Canada, Mexico, the U.S. Virgin Islands, Puerto Rico and Guam and transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products.

Motor Cargo Segment

Operations

Motor Cargo is a regional LTL carrier operating through 37 service centers, providing transportation services within the Western United States, transporting a variety of products, including consumer goods, packaged foodstuffs, electronics, apparel, hardware and industrial goods. Motor Cargo also provides warehousing and logistics services.

OVERNITE HOLDING, INC.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables reflect asset information as of June 30, 2003 and December 31, 2002, and capital expenditures and depreciation expense for the six month periods ended June 30, 2003 and 2002:

	2003	2002
	(Thousands of Dollars)
Assets:
OTC	$932,593	$916,402
Motor Cargo	117,586	114,290

Consolidated	$1,050,179	$1,030,692

Capital Expenditures:
OTC	$21,346	$19,534
Motor Cargo	6,228	4,633

Consolidated	27,574	24,167

Depreciation Expense:
OTC	24,403	24,578
Motor Cargo	4,351	4,757

Consolidated	$28,754	$29,335

The following table reflects operating segment information of the Company’s consolidated operating revenue, operating income and net income for the six month period ended June 30, 2003 and 2002:

	2003	2002
	(Thousands of Dollars)
Operating Revenue:
OTC	$637,084	$578,538
Motor Cargo	76,124	67,397

Consolidated	713,208	645,935

Operating Income:
OTC	30,011	24,705
Motor Cargo	3,581	4,025

Consolidated	33,592	28,730

Net Income:
OTC	21,657	20,885
Motor Cargo	2,374	2,467

Consolidated	$24,031	$23,352

Note 5.    Related Party Transactions

Advances to and from UPC accrue interest at a 7.5% annual interest rate during 2003 and 2002. The Company had a net receivable from UPC of $196.5 million and $163.2 million as of June 30, 2003 and December 31, 2002, respectively, principally the result of cash advanced to UPC in excess of that needed to meet the capital and operating expense requirements of the Company. The receivable balance also was reduced by pension contributions of $126.5 million in 2002 and $30.3 million in the first six months of 2003.

OVERNITE HOLDING, INC.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPC performs certain administrative functions on behalf of the Company, including internal audit, government affairs and tax planning. The estimated cost of these services was $0.1 million and $0.5 million for the six months June 30, 2003 and 2002, respectively. The expenses incurred by UPC are allocated to the Company on a pro rata basis in relation to the total time spent on projects involving the Company.

In the normal course of business the Company and UPC complete transportation arrangements for each other’s customers and bill each other in accordance with intermodal agreements and other contracts, at commercial terms that are equitable to all parties. Both UPC and the Company have invested resources to improve the efficiency of these services, to the benefit of each other’s ultimate customer. During the six months ended June 30, 2003 and 2002, these intercompany transactions included in the Company’s operating revenue amounted to $2.2 million and $2.7 million, respectively.

Note 6.    Retirement Plans

During the first six months of 2003 the Company made pension plan contributions of $30.3 million.

Note 7.    Stock-Based Compensation

As described in Notes 1 and 9 to the Consolidated Financial Statements, the Company participates in UPC’s stock-based employee compensation plans. UPC and the Company account for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation expense, related to stock option grants, is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock-based employee compensation expense related to restricted stock and other incentive plans is reflected in net income. The following table illustrates the effect on net income for the six month period ended June 30 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

	2003	2002
	(Thousands of Dollars)
Net income as reported	$24,031	$23,352
Stock-based employee compensation expense included in reported net income, net of tax	1,309	720
Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(2,219)	(1,528)

Pro forma net income	$23,121	$22,544

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions for options granted during the six months ended June 30, 2003 and 2002, respectively: risk-free interest rates of 2.9% and 4.4%; dividend yield of 1.5% and 1.3%; expected lives of 5 years and 5 years; and volatility of 28.4% and 28.8%.

Note 8.    Commitments and Contingencies

Unasserted Claims

There are various claims and lawsuits pending against the Company. It is not possible at this time for the Company to determine fully the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such

OVERNITE HOLDING, INC.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

claims are considered probable, the Company has recorded a liability. The Company does not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities or guarantees will have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

Environmental

The Company is subject to federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of numerous sites. For environmental sites where remediation costs can be reasonably determined, and where such remediation is probable, the Company has recorded a liability. At June 30, 2003 and December 31, 2002, the Company had accrued $934,000 and $882,000, respectively, for estimated future environmental costs based on the most current information available and believes it is reasonably possible that actual environmental costs could differ from such estimate.

Variable Interest Entity

As described in Note 10 to the Consolidated Financial Statements, OTC has entered into an agreement to finance and lease the expansion of a service center in South Holland, Illinois. This agreement falls within new accounting guidance for the reporting of Variable Interest Entities. In accordance with this new guidance, OTC restructured and refinanced the agreement so that it will continue to be accounted for as an operating lease.

OTC has leased the facilities for an initial term of five years with provisions for renewal for an extended period subject to agreement between OTC and the Lessor. The Company’s lease payments to the Lessor are sufficient to provide a return on the Lessor’s investment. At any time during the lease, OTC may, at its option, purchase the facilities at approximately the amount expended by the Lessor. If OTC elects not to purchase the building or renew the lease, the building would be returned to the Lessor for remarketing, and OTC has guaranteed a residual value equal to 85% of the total construction related costs. If OTC elects not to renew the lease or purchase the building, the guarantee will be approximately $11.2 million. Annual lease payments for the facility are estimated to be $720,000 for the next four years and $180,000 in the three-month period of the final year, subject to the effect of interest rate changes.

Commitments

OTC has committed to a plan to construct a service center in the Newburgh, New York area and has completed the preliminary environmental, architectural, geological and regulatory reviews and approvals. Final approval by the state is expected in 2003, at which time the Company will acquire the land for an established price of $1.7 million. We expect to complete construction and occupy the facility in 2004. The cost to construct the new facility would be an additional $5.7 million.

Motor Cargo has $2.0 million available for borrowing under a secured revolving line of credit for letters of credit and overdraft protection that is collateralized by assets. Borrowings mature on August 15, 2003 and bear interest at the lender’s prime lending rate less 0.25%. This facility had no outstanding balance as of December 31, 2002 or June 30, 2003.

As of June 30, 2003, the Company’s self-insured retention arrangements for workers’ compensation and automobile liability were secured by $47.5 million in letters of credit which were unused. As part of our periodic review of our insurance program, the Company converted two surety bonds covering workers’ compensation to letters of credit, and added an additional letter of credit in light of the insurance requirements.

OVERNITE HOLDING, INC.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9.    Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

As described in Note 7, above, the Company, through its OTC subsidiary, entered into agreements with a Variable Interest Entity in order to finance and lease the expansion of a service center. In June 2003, OTC restructured the agreements resulting in no effect to the Consolidated Financial Statements due to the adoption of FIN 46.

On April 30, 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (FAS 149). FAS 149 amends FAS 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company has no current hedging activities, Management believes the adoption of this standard will have no material financial impact on the Consolidated Financial Statements.

On May 15, 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). FAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for the Company on July 1, 2003. Management believes the adoption of this standard will have no material financial impact on the Consolidated Financial Statements.

Note 10.    Subsequent Event

On August 4, 2003, UPC announced that it intended to sell its entire interest in the Company through an initial public offering. In order to facilitate this offering, immediately prior to the consummation of this offering, Overnite Corporation, a newly formed corporation, will acquire from UPC all of the outstanding common stock of the Company. In exchange, Overnite Corporation will issue to UPC (1) 27.5 million shares of its common stock, which will represent all of the outstanding shares of common stock of Overnite Corporation upon consummation of the transaction, and (2) a $1.0 million promissory note to be payable by Overnite Corporation six months following the date of consummation of the transaction. In addition, subsequent to this transaction but immediately prior to the consummation of the offering, the Company will pay to UPC a dividend consisting of $128.0 million in cash and the forgiveness of the Company’s net intercompany advances to UPC as of the date of the transaction, which amounted to $196.5 million as of June 30, 2003.

OVERNITE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements have been derived from the historical consolidated financial statements of Overnite Holding, Inc. included elsewhere in this prospectus and give effect to the transactions described below.

The unaudited pro forma consolidated statements of income for the year ended December 31, 2002 and the six months ended June 30, 2003 give effect to the Divestiture Transaction and this offering as if each had occurred on January 1, 2002. The unaudited pro forma consolidated balance sheet as of June 30, 2003 gives effect to the Divestiture Transaction and this offering as if they had occurred on June 30, 2003.

In the Divestiture Transaction, which will occur immediately prior to this offering, Overnite Corporation, a newly formed corporation, will acquire from Union Pacific all of the outstanding common stock of Overnite Holding. In exchange, Overnite Corporation will issue to Union Pacific (1) 27.5 million shares of its common stock, which will represent all of the outstanding shares of common stock of Overnite Corporation upon consummation of the transaction, and (2) a $1.0 million promissory note payable by Overnite Corporation six months following the date of consummation of the Divestiture Transaction. In addition, subsequent to this transaction, but immediately prior to the consummation of the offering, Overnite Holding will pay to Union Pacific a dividend consisting of $128.0 million in cash, which will be payable from the proceeds of the initial borrowings under our new bank credit facility, and the forgiveness of our net intercompany advances to Union Pacific as of the date of the Divestiture Transaction, which amounted to $196.5 million as of June 30, 2003.

In connection with the Divestiture Transaction, Union Pacific will provide us with $4.5 million in cash in order to pay a portion of the fees associated with our new bank credit facility, which payment will reduce the balance of our net intercompany advances to Union Pacific. Union Pacific will also provide us with cash in an amount such that our total cash balance as of the date of consummation of the Divestiture Transaction will be $13.1 million. Based upon our cash balance of $4.4 million as of June 30, 2003, this would have resulted in a further reduction in the balance of our net intercompany advances to Union Pacific of approximately $8.7 million. Accordingly, if the Divestiture Transaction had occurred on June 30, 2003, the value of our net intercompany advances to Union Pacific as of that date would have been reduced from $196.5 million to $183.2 million.

As a result, assuming the Divestiture Transaction had occurred on June 30, 2003, the aggregate value of the consideration that Union Pacific would have received in the Divestiture Transaction (assuming an offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus) would have been approximately $807.2 million.

The Divestiture Transaction has been structured so that Overnite Corporation and Union Pacific will be able to make elections under Section 338(h)(10) of the Internal Revenue Code, referred to as “Section 338 Elections,” to treat, for U.S. Federal income tax purposes, Overnite Corporation’s acquisition of Overnite Holding stock as a purchase of all of the assets of Overnite Holding and Overnite Transportation. A Section 338 Election will not be made for Motor Cargo Industries, Inc. As a result of the Section 338 Elections, the Federal income tax basis of the assets of Overnite Holding and Overnite Transportation (but not Motor Cargo) will be adjusted in accordance with applicable Treasury regulations to reflect their value at the Divestiture Transaction date. Overnite Corporation will be able to claim depreciation or amortization deductions for substantially all of the value of those assets.

Currently, our employees participate in various Union Pacific incentive and retention stock plans and our historical results of operations include the expense associated with these plans. These plans are subject to various vesting and service requirements. Immediately prior to the Divestiture Transaction and this offering, Union Pacific will waive the vesting and employment requirements under certain of these plans for our employees. As a

OVERNITE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result, one-time costs of approximately $7.1 million will be recorded by us in the period in which this offering is consummated. These one-time costs have not reflected in the adjustments in the pro forma consolidated financial statements and will not have a continuing effect on our financial results in future periods, except for the one-time charge associated with these costs. In addition, we have adopted an Incentive Compensation Plan. The expenses associated with this plan for future periods are not calculable at this time, and will not be calculable until grants or awards are made under the plan, but we do not expect these expenses to be materially different from the expenses we incur with respect to the current Union Pacific plans.

In connection with this offering, we also intend to award 20 shares of our common stock to each of our full-time employees and 10 shares of our common stock to each of our part-time employees who have been employed by us for at least twelve months before the completion of this offering. We expect to grant these awards before January 1, 2004. These shares will vest and become transferable immediately upon grant of the award. Based upon the number of full-time employees as of July 1, 2003 and part-time employees who were employed by us for at least twelve months before July 1, 2003, we anticipate awarding an aggregate amount of approximately 260,000 shares of common stock to these employees. This award will result in one-time costs of approximately $5.0 million, which will be recorded in the period in which the awards are made. In addition, incentive compensation expense recorded in our historical financial results, including for the six months ended June 30, 2003, was based upon an assumption that our executives would participate in Union Pacific’s bonus plan and Premium Exchange Program, or PEP. The PEP allows executives to defer all or a portion of annual bonus awards in exchange for retention stock units subject to a three-year vesting schedule. As a result of the Divestiture Transaction and this offering, our executives will no longer participate in the PEP and amounts previously accounted for as being deferred under the PEP will be accrued as operating expense in 2003. As a result, costs of approximately $1.2 million will be recorded in the period the offering is consummated. The one-time costs associated with the share awards to our employees and the accrual of bonus awards previously deferred under the PEP have not been included in the adjustments in the unaudited pro forma consolidated financial statements and will not have a continuing effect on our financial results in future periods, except for the one-time charge associated with these costs.

The following unaudited pro forma consolidated financial statements reflect the adjustments described in the accompanying notes and include all adjustments that, in our opinion, are necessary to present fairly the unaudited pro forma financial information. The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to reflect what our results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes and our historical consolidated financial statements included elsewhere in this prospectus.

OVERNITE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2002

	Historical	Pro Forma Adjustments		Pro Forma
	(Thousands of Dollars)
Operating Revenue	$1,351,788			$1,351,788

Operating Expenses:
Salaries, wages and employee benefits	807,105	$1,986	(a)	809,091
Supplies and expenses	101,985			101,985
Operating taxes	50,047			50,047
Claims and insurance	43,248	4,233	(a)	47,481
Rents and purchased transportation	145,274			145,274
Communication and utilities	20,696			20,696
Depreciation	58,526			58,526
Other	53,861	2,870	(a)	56,731

Total operating expenses	1,280,742	9,089		1,289,831

Operating Income	71,046	(9,089)		61,957

Other Income and Expense:
Interest income from parent	19,052	(19,052	)(b)	—
Interest expense	1,183	5,935	(c)	7,118
Other income	1,456			1,456

Income before Income taxes	90,371	(34,076)		56,295
Income tax expense (benefit)	1,582	(13,630	)(d)	(12,048)

Net Income	$88,789	$(20,446)		$68,343

Pro forma income per share
Basic				$2.46
Diluted				$2.45
Pro forma weighted average number of shares(e)
Basic				27,760,000
Common stock equivalents				153,000

Diluted				27,913,000

Adjusted pro forma income per share(f)
Basic				$1.70
Diluted				$1.70
Adjusted pro forma weighted average number of shares(f)
Basic				40,166,444
Common stock equivalents				153,000

Diluted				40,319,444

See the notes to the unaudited pro forma consolidated financial statements.

OVERNITE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2003

	Historical	Pro Forma Adjustments		Pro Forma
	(Thousands of Dollars)
Operating Revenue	$713,208			$713,208

Operating Expenses:
Salaries, wages and employee benefits	428,755	$994	(a)	429,749
Supplies and expenses	60,617			60,617
Operating taxes	26,331			26,331
Claims and insurance	25,083	2,117	(a)	27,200
Rents and purchased transportation	73,377			73,377
Communication and utilities	10,660			10,660
Depreciation	28,754			28,754
Other	26,039	1,434	(a)	27,473

Total operating expenses	679,616	4,545		684,161

Operating Income	33,592	(4,545)		29,047

Other Income and Expense:
Interest income from parent	6,969	(6,969	)(b)	—
Interest expense	769	2,613	(c)	3,382
Other income	297			297

Income before Income taxes	40,089	(14,127)		25,962
Income tax expense (benefit)	16,058	(5,651	)(d)	10,407

Net Income	$24,031	$(8,476)		$15,555

Pro forma income per share
Basic				$0.56
Diluted				$0.56
Pro forma weighted average number of shares(e)
Basic				27,760,000
Common stock equivalents				153,000

Diluted				27,913,000

Adjusted pro forma income per share(f)
Basic				$0.37
Diluted				$0.37
Adjusted pro forma weighted average number of shares(f)
Basic				41,723,500
Common stock equivalents				153,000

Diluted				41,876,500

See the notes to the unaudited pro forma consolidated financial statements.

OVERNITE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2003

	Historical	Pro Forma Adjustments		Pro Forma
	(Thousands of Dollars)
ASSETS
Current Assets:
Cash	$4,390	$8,710	(b)	$13,100
Accounts receivable	153,553			153,553
Inventories	9,533			9,533
Advances to parent	196,451	(183,241	)(b)	—
		(4,500 (8,710	)(b) )(b)
Current deferred income tax asset	58,245	(58,245	)(g)	—
Other current assets	9,192			9,192

Total current assets	431,364	(245,986)		185,378

Properties:
Cost	986,770	—		986,770
Accumulated Depreciation	(488,819)	—		(488,819)

Net properties	497,951	—		497,951

Other Assets:
Deferred income tax asset	70,067	(70,067	)(g)	98,186
		98,186	(g)
Goodwill and intangible asset	16,232			16,232
Intangible pension asset	24,465			24,465
Other assets—net	10,100	4,500	(c)	14,600

Total Assets	$1,050,179	$(213,367)		$836,812

LIABILITIES AND COMMON SHAREHOLDERS’ EQUITY

Current Liabilities:
Cash overdraft	$224			$224
Accounts payable	31,962			31,962
Employee savings plan	21,616			21,616
Accrued wages and benefits	62,176			62,176
Accrued casualty costs	39,815			39,815
Income and other taxes	19,917			19,917
Retiree benefit obligation	10,200			10,200
Note payable	—	$1,000	(c)	1,000
Current portion of long-term debt	—	12,500	(c)	12,500
Other current liabilities	7,625			7,625

Total current liabilities	193,535	13,500		207,035
Non-current Liabilities:
Accrued long-term casualty costs	23,450			23,450
Debt due after one year	—	115,500	(c)	115,500
Retiree benefits obligation	186,380			186,380
Other long-term liabilities	189	5,000	(g)	5,189

Total non-current liabilities	210,019	120,500		330,519
Common Shareholders’ Equity
Common stock, $0.01 par value, authorized: 150,000,000 shares; issued and outstanding: 27,913,000 shares	—	279	(h)	279
Paid-in surplus	1,242,187			1,242,187
Accumulated deficit	(511,684)	(347,646	)(i)	(859,330)
Accumulated other comprehensive loss	(83,878)			(83,878)

Total common shareholders’ equity	646,625	(347,367)		299,258

Total liabilities and common shareholders’ equity	$1,050,179	$(213,367)		$836,812

See the notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a)	Reflects management’s estimate of additional administrative and third party costs that we expect to incur as a result of becoming a stand-alone public company, separate from Union Pacific. These costs are expected to include certain administrative costs for services currently performed for us by Union Pacific, such as cash management, internal audit and information technology services, as well as other incremental costs we expect to incur, including with respect to SEC compliance, insurance, corporate secretary, shareholder relations and non-employee director costs. We estimate that these costs will increase operating expenses by $9.1 million per year, or $4.5 million on a six-month basis. These cost estimates are based upon analysis of our company, research of market rates and information from insurance brokers and Union Pacific regarding fees they incur. With regard to new contractual agreements with Union Pacific, we do not expect to incur any material increase in expenses from those that have already been reflected in our historical results.

In addition, following our separation from Union Pacific, we will relocate the St. Louis data center, which is managed by Union Pacific, to our Richmond data center. The capital expenditures required for this relocation, which will primarily occur in 2004 and will include costs associated with upgrading our systems, purchasing software and obtaining third party software licenses, are expected to total approximately $6 million. These costs have not been included in our pro forma adjustments.

(b)	Historically we have transferred our excess cash to Union Pacific in the form of intercompany advances. The receivable associated with these intercompany advances is reflected as an asset on our historical consolidated balance sheet as “Advances to parent.” In addition, Interest income earned on these advances is reflected in our historical consolidated statements of income as “Interest income from parent.” In connection with the Divestiture Transaction, Union Pacific will provide us with (i) $4.5 million in cash to pay a portion of the fees associated with our new bank credit facility and (ii) cash in an amount such that our cash balance as of the date of the Divestiture Transaction will be $13.1 million. Each of these provisions will reduce the balance of our intercompany advances to Union Pacific. Further, in connection with the Divestiture Transaction, we will declare a dividend to Union Pacific in an amount equal to the remaining balance of our intercompany advances to Union Pacific as of the date of consummation of the Divestiture Transaction. The pro forma adjustments reflect (i) the elimination of the intercompany advances from our consolidated balance sheet as a result of this activity and (ii) the elimination of the interest income in respect of such advances from our consolidated statements of income.

(c)	In connection with the Divestiture Transaction, we will borrow $128.0 million under a new bank credit facility and will pay the proceeds of this initial borrowing to Union Pacific as a cash dividend. In addition, as a portion of the consideration payable in the Divestiture Transaction, we will issue to Union Pacific a $1.0 million promissory note with a term of six months. The following table sets forth the adjustments to interest expense in our consolidated statements of income as a result the incurrence of this indebtedness:

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Interest on borrowings under new bank credit facility	$4,326	$1,811
Amortization of deferred financing fees and expenses for new bank credit facility	1,575	788
Interest on promissory note	34	14

Total interest expense adjustment	$5,935	$2,613

For purposes of the interest expense adjustments, we have assumed an interest rate in respect of borrowings under our new bank credit facility of 3.38% for the year ended December 31, 2002 and 2.83% for the six months ended June 30, 2003, which are the interest rates that would have been in effect under the terms of our new bank credit facility and the promissory note had the Divestiture Transaction occurred on the dates indicated (based upon the terms of the commitment for our new bank credit facility and the expected terms of the promissory note). Each 0.125% change in interest rates in respect of our new bank credit facility would change annual interest expense by $160,000.

Consolidated balance sheet adjustments reflect (i) the establishment of a $1.0 million current liability in respect of the promissory note issuable to Union Pacific in the Divestiture Transaction, (ii) the establishment of a $12.5 million current liability and a $115.5 million non-current liability in respect of our initial borrowings under our new bank credit facility and (iii) the capitalization of $4.5 million in fees and expenses related to our new bank credit facility.

(d)	Reflects income tax effect of the pro forma adjustments at an effective rate of 40.0%. Income tax expense for the year ended December 31, 2002 was materially impacted by a $33.7 million tax benefit, as described in note 7 of the audited consolidated financial statements included elsewhere in this prospectus. The tax benefit is non-recurring and will not impact future periods.

(e)	The pro forma basic weighted average number of shares outstanding includes 260,000 shares of our common stock we expect to grant to our full-time employees and certain of our part-time employees by January 1, 2004. The pro forma diluted weighted average number of shares outstanding includes 153,000 restricted shares to be granted to certain members of management upon consummation of this offering.

(f)	In connection with the Divestiture Transaction but immediately prior to the consummation of this offering, Overnite Holding will pay to Union Pacific a dividend consisting of $128.0 million in cash and the forgiveness of our net intercompany advances to Union Pacific as of the date of the Divestiture Transaction, which amounted to $147.7 million as of December 31, 2002 and $183.2 million as of June 30, 2003 (after giving effect to reductions in net intercompany advances as a result of the provision to us by Union Pacific of cash in connection with the Divestiture Transaction). Even though these dividends will not be paid from the proceeds of this offering, the total amount of these dividends, when aggregated with actual dividends paid to Union Pacific of $16.0 million in 2002 and $8.0 million in the first six months of 2003, exceed pro forma net income for the year ended December 31, 2002 and the six months ended June 30, 2003.

If the offering had been consummated on December 31, 2002 at an offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), 12,406,444 shares would have been sufficient to replace the capital in excess of earnings being withdrawn. If the offering had been consummated on June 30, 2003 at an offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), 13,963,500 shares would have been sufficient to replace the capital in excess of earnings being withdrawn. Adjusted pro forma income per share and adjusted pro forma weighted average number of shares reflect the impact of these additional shares as if they had been issued.

(g)	The adjustments reflect the elimination of all current and long-term net deferred tax assets associated with historical temporary differences, because the Company and Union Pacific will make tax elections that provide for restatement of assets and liabilities to fair value for tax purposes. A tax asset of $98.2 million as of June 30, 2003 is included as a result of the change in basis for tax purposes. The other long term tax liability represents a provision for state income tax and interest for state tax issues partially settled or under examination in prior years.

(h)	Reflects par value of $0.01 per share for 27,913,000 shares issued and outstanding.

(i)	Reflects the following adjustments to shareholders’ equity:

As of June 30, 2003
Elimination of intercompany advances	$(183,241)
Cash dividend to Union Pacific	(128,000)
Elimination of existing income tax assets	(128,312)
Establishment of new state tax liability	(5,000)
Establishment of new deferred tax asset	98,186
Par value of shares issued	(279)
Promissory note payable to Union Pacific	(1,000)

Total	$(347,646)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amount shown are estimate except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. Union Pacific has agreed to pay all fees and expenses of this offering.

Securities and Exchange Commission registration fee	$42,271
NASD filing fee	30,500
Nasdaq listing fee	100,000
Legal fees	450,000
Accounting fees	670,000
Printing, engraving and postage expenses	450,000
Miscellaneous	—
Bank financing fees (upfront, legal, etc.)	4,500,000

Total	$6,242,771

ITEM 14.    Indemnification of Directors and Officers.

The Virginia Stock Corporation Act (the “VSCA”) permits, and the Registrant’s articles of incorporation provide for the indemnification of its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Registrant’s articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Registrant also carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act. In addition, the VSCA and the Registrant’s articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the VSCA are incorporated into this paragraph by reference.

ITEM 15.    Recent Sales of Unregistered Securities.

Immediately prior to the closing of the offering contemplated by this registration statement, the Registrant will undertake a transaction with Union Pacific Corporation, in which Union Pacific Corporation will transfer all of the outstanding common stock of its subsidiary Overnite Holding, Inc., which consists of 1,000 shares of Overnite Holding, Inc. common stock, to the Registrant in exchange for consideration that will include 27,500,000 shares of common stock of the Registrant.

This transaction will not involve any underwriters, underwriting discounts or commission or, any public offering, and the Registrant believes that this transaction is exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof. For additional information regarding this transaction, see the section entitled “The Acquisition” in the Prospectus.

ITEM 16.    Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement to be entered into among the Registrant, Union Pacific Corporation and the Underwriters

3.1*	Registrant’s Amended and Restated Articles of Incorporation

3.2*	Registrant’s Bylaws

5.1*	Opinion of Hunton & Williams LLP with respect to legality

10.1*	Form of Bank Credit Facility

10.2*	Form of Stock Incentive Plan

10.3*	Form of Executive Incentive Compensation and Deferral Plan

10.4*	Form of Stock Purchase and Indemnification Agreement

10.5*	Form of Registration Rights Agreement

10.6*	Form of Services Agreement

10.7*	Form of Computer Services Agreement

10.8*	Form of Tax Allocation Agreement

10.9*	Form of Compensation Arrangement Agreement

21.1*	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

*	Previously filed.

ITEM 17.    Undertakings

(a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)  The undersigned Registrant undertakes that:

(i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  The undersigned Registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on October 30, 2003.

OVERNITE CORPORATION

By:	/S/ PATRICK D. HANLEY

Name: Patrick D. Hanley Title: Senior Vice President and Chief Financial Officer

Signature	Title	Date

/S/ LEO H. SUGGS Leo H. Suggs	Chairman of the Board of Directors, Chief Executive Officer and President (principal executive officer)	October 30, 2003

/S/ PATRICK D. HANLEY Patrick D. Hanley	Director and Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	October 30, 2003

INDEPENDENT AUDITORS’ REPORT ON ADDITIONAL INFORMATION

Overnite Holding, Inc.

Wilmington, Delaware

We have audited the consolidated financial statements of Overnite Holding, Inc. and subsidiaries (a wholly owned subsidiary of Union Pacific Corporation) (the “Company”) as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated March 3, 2003 (August 4, 2003 as to Note 15) (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule appearing on page II-5 of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Richmond, Virginia

March 3, 2003

Overnite Holding, Inc.

Schedule II—Valuation and Qualifying Accounts

(Thousands of Dollars)

Allowance for doubtful accounts receivable:	Balance at Beginning of Period	Charges to Expenses	Write-Off	Balance at End of Period
December 31, 2000	$32,653	$14,179	$17,272	$29,560
December 31, 2001	29,560	11,785	14,592	26,753
December 31, 2002	26,753	11,686	17,936	20,503

Accrued casualty costs(1):	Balance at Beginning of Period	Charges to Expenses	Payments	Balance at End of Period
December 31, 2000	$54,643	$44,896	$50,802	$48,737
December 31, 2001	48,737	52,680	48,406	53,011
December 31, 2002	53,011	63,649	52,589	64,071

(1)	Casualty costs include current and long-term reserves for workers compensation, cargo claims, property damage and personal injury.